

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26),
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

30.10.2001г. № 29/5614

На____________от____________


U.S. POST OFFICE
DELAYED
SEC MAIL PROCESSING
RECEIVED
JAN 29 2002
364
WASH. D.C. SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823


02002817

SUPPL

Dear Sir or Madam,

In connection with Khantymansiyskokrtelecom s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it s ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the packet of documents on JSC Khantymansiyskokrtelecom activity for 2000 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538, which was declared effective by SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

1/31

APPROVED
Board of Directors of Opened Joint-Stock Telecommunication Company
in Khanty-Mansiysk Autonomous Region
Protocol No 4 dated 30.07.2001

Deputy Chairman of Board of Directors Eduard V. Lebedev ________ (signature)



U.S. POST OFFICE DELAYED

QUARTERLY REPORT

OF THE EMITTER OF EMISSIVE SECURITIES

for: II quarter of 2001

Opened Joint-stock Telecommunication Company in Khanty-Mansiysk Autonomous Region

Emitter code: 00013-F

Place: the city of Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region
Postal address: 3 Komintern Street, Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011, Russia

The information contained in the present quarterly report is subject to disclosing according to the legislation of Russian Federation on securities

General Director Eduard V. LEBEDEV ________ (signature)



Chief accountant Vyacheslav G. BICHEVOY ________ (signature)

30.07.2001

Contact person: ***Sergey N. Kosterin***
Head of Securities Department
Tel.: *+ 7 34671 91093* Fax: *+ 7 34671 30404*
E-mail: *actives@okrtelecom.wsnet.ru*

A. Emitter data

U.S. POST OFFICE DELAYED


RECEIVED
JAN 29 2002
364

9. The complete company name of the emitter.
Opened Joint-Stock Telecommunication Company in Khanty-Mansiysk Autonomous Region

10. Abbreviated name.
JSC "KHANTYMANSIYSKOKRTELECOM"

11. Information on changes to name and organizing-legal form of emitter.
Regional communication office
Regional communication office
Effective: ***16.06.1931***

Khanty-Mansiysk regional communication center
Khanty-Mansiysk regional communication center
Effective: ***15.05.1963***

Regional Technological Communication Center
RTCC
Effective: ***17.04.1978***

State enterprise "Industrial association of communication of Khanty-Mansiysk autonomous region"
SE "IAC KMAR"
Effective: ***26.11.1991***

Opened joint-stock company "Joint-stock Telecommunication Company in Khanty-Mansiysk autonomous region"
JSC "Khantymansiyskokrtelecom"
Effective: ***14.04.1993***

Effective date of the current name: ***17.06.1996***

12. Information on state registration of the emitter and its licenses.
Date of the state registration of the emitter: ***14.04.1993***
Number of the state registration certificate (other document confirming state registration of the emitter): ***655***
Authority: ***Administration of Khanty-Mansiysk***

Licenses:
Number: ***3042 A 001946***
Date of issue: ***4.11.1996***
Date of expiry: ***1.01.2004***
Authority: ***Ministry of Communication of the Russian Federation***
Activities: ***Providing telecommunication services***

Number: *77-369*
Date of issue: ***5.11.1997***
Date of expiry: *N/A*
Authority: ***Federal Service of the Russian Federation on television and broadcasting***
Activities: ***Certificate of registration electronic mass media. Specialization: information, musical entertainment, children, sports, advertising (no more than 25 %). Form of propagation: TV program. Territory of propagation: Khanty-Mansiysk autonomous region.***

Number: ***77-370***
Date of issue: ***5.11.1997***
Date of expiry: ***N/A***
Authority: ***Federal Service of the Russian Federation on television and broadcasting***
Activities: ***Certificate of registration electronic mass media. Specialization: information, musical entertainment, children, sports, advertising (no more than 25 %). Form of propagation: broadcasting program. Territory of propagation: Khanty-Mansiysk autonomous region.***

Number: ***071661 ЛР***
Date of issue: ***16.12.1997***
Date of expiry: ***16.12.2002***
Authority: ***Press State Committee of the Russian Federation***
Activities: ***Realization of publishing activity***

Number: ***9055 A 008103***
Date of issue: ***19.12.1997***
Date of expiry: ***1.11.2001***
Authority: ***State Committee of the Russian Federation on communication and informatization***
Activities: ***Providing services of personal radio call***

Number: ***9443 A 008531***
Date of issue: ***27.02.1998***
Date of expiry: ***27.02.2003***
Authority: ***State Committee of the Russian Federation on communication and informatization***
Activities: ***Providing services of on radio translation of the television programs***

Number: ***ЛФ/07-366.86***
Date of issue: ***12.08.1998***
Date of expiry: ***11.08.2003***
Authority: ***Federal agency of Government communication and information (FAGCI) at the President of the Russian Federation***
Activities: ***Operation of FAGCI certified ciphering means, systems and complexes of ciphering communication intended for processing, storage and transfer of information containing data subject to state secret***

Number: ***10958 A 010072***
Date of issue: ***29.10.1998***
Date of expiry: ***29.10.2003***
Authority: ***State Committee of the Russian Federation on communication and informatization***
Activities: ***Providing services on radio translation of the television programs on cable TV network***

Number: ***ТЮХ 040493 Г 424389***
Date of issue: ***7.12.1998***
Date of expiry: ***7.12.2001***
Authority: ***Organ of the centralized licensing of construction activity of Khanty-Mansiysk autonomous region***
Activities: ***Realization of construction activity (design operations)***

Number: ***ТЮХ 040494 Г 424392***

Date of issue: ***7.12.1998***
Date of expiry: ***7.12.2001***
Authority: ***Organ of the centralized licensing of construction activity of Khanty-Mansiysk autonomous region***
Activities: ***Realization of construction and installation works***

Number: ***ТЮХ 040495 Г 424390***
Date of issue: ***7.12.1998***
Date of expiry: ***7.12.2001***
Authority: ***Organ of the centralized licensing of construction activity of Khanty-Mansiysk autonomous region***
Activities: ***Engineering services***

Number: ***14430 A 013444***
Date of issue: ***9.03.2000***
Date of expiry: ***9.03.2005***
Authority: ***Ministry of the Russian federation on communication and informatization***
Activities: ***Providing services on radio translation of TV and voice programs and transferring of additional information***

Number: ***4064 PB***
Date of issue: ***14.01.2000***
Date of expiry: ***11.02.2002***
Authority: ***Ministry of the Russian Federation on press, TV and broadcasting and means of mass communications***
Activities: ***Realization of broadcasting***

Number: ***043372***
Date of issue: ***18.01.2000***
Date of expiry: ***18.01.2003***
Authority: ***Ministry of Internal Affairs of the Russian Federation State fire-prevention service***
Activities: ***The right for wiring, adjustment, repair and technical maintenance of fire and fire-protection signaling, systems of people fire alert, installations for fire extinguishing. Execution of design operations on systems of fire-prevention protection and equipment on live objects.***

Number: ***75 Б 306240***
Date of issue: ***21.05.1997***
Date of expiry: ***21.05.2003***
Authority: ***Regional management of the Federal Security Service of the Russian Federation in Tyumen region***
Activities: ***Realization of operations connected with using information subject to state secret***

Number: ***13257 A 012794***
Date of issue: ***11.11.1999***
Date of expiry: ***11.11.2002***
Authority: ***State Telecommunications Committee of the Russian Federation***
Activities: ***Providing services of mobile radiotelephony***

Number: ***ТЮГ-001 85 ГК 002422***
Date of issue: ***30.03.2001***
Date of expiry: ***29.03.2004***
Authority: ***Federal service of a geodesy and cartography of Russia***
Activities: ***Realization of operations composing geodetic and cartographic activity***

Number: ***TЮХ 040659 Г 001222***
Date of issue: ***15.11.2000***
Date of expiry: ***15.11.2003***
Authority: ***State licensing center of construction activity of architecture and town-planning Management of Khanty-Mansiysk autonomous region***
Activities: ***Realization of activity on building construction***

Number: ***151528***
Date of issue: ***10.04.1997***
Date of expiry: ***N/A***
Authority: ***Patent and trademarks Committee of the Russian Federation***
Activities: ***Certificate for trademark and/or service mark***

Number: ***50***
Date of issue: ***22.05.2000***
Date of expiry: ***N/A***
Authority: ***Ministry of Internal Affairs of the Russian Federation, Department of internal affairs of the city of Khanty-Mansiysk and the region***
Activities: ***Certificate of registration of color copying means***

13. Identification number of taxpayer. (INT)
8601001998

14. Branch of the emitter.
Codes according to Classifier of national economy areas (CNEA):
52300
71110
71211
71500
72200
61110
61124
51510
51520
80400
96190

15. Place, postal address of the emitter and contact telephones.
Place: ***the city of Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***3 Komintern Street, Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011, Russia***
Tel.: *+ 7 34671 91093* Fax: *+ 7 34671 30404*
E-mail: *actives@okrtelecom.wsnet.ru*

16. Information on the emitter's auditor.
Name: ***Audit and consulting company Ltd. "TOP - AUDIT"***
Place: ***Moscow***
INT: *7733059640*
Postal address: ***43 Pokrovka Str., building 1, Moscow, 103062, Russia***
Tel.: *+ 7 095 916-09-11* Fax: *+ 7 095 917-87-89*
E-mail: ***topaudit@ftcenter.ru***

License of the auditor:
License number: ***000931***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2002***
Authority: ***Ministry of Finance of the Russian Federation***

17. Organizations, carrying out account of rights for securities of the emitter.
Registrar:
Name: ***Closed joint-stock company "Regisrator - Svyaz"***
Place: ***27 Presnevsky Val, Moscow***
Postal address: ***P.O. 128, 15-a Olenya Str., Moscow, 107014, Russia***
Tel.: ***+ 7 095 268-70-19, 268-70-41*** Fax: ***+ 7 095 268-70-13, 268-70-31***
E-mail: ***regsw@glasnet.ru***

License:
License number: ***01147***
Date of issue: ***5.10.1996***
Date of expiry: ***8.10.2002***
Authority: ***Federal Commission on the securities market***

Date of beginning holding the register of the emitter securities by the mentioned registrar: ***14.02.1997***

In the accounting period centralized storage of emissive securities of the emitter was not realized.

18. Depository of the emitter.
The emitter has no depository.

19. Participants of the emitter.
Total quantity of shareholders (participants): ***2 352***

Shareholders (participants), holding not less than 5% of the emitter authorized capital:

19.1 Name: ***Opened joint-stock company "Investment company of communication"***
Place: ***55 Plyuschikha Str., building 2, Moscow***
Postal address: ***55 Plyuschikha Str., building 2, Moscow, 119121, Russia***
Share in the emitter authorized capital: ***38 %***

Shareholders (participants), holding not less than 25% of the authorized capital of the shareholder (participant) of the emitter:

19.1.1 Name: ***Ministry of property relations of the Russian Federation***
Place: ***9 Nikolsky Pereulok, Moscow***
Postal address: ***9 Nikolsky Pereulok, Moscow, 103685,Russia***
Share in the authorized capital of the shareholder (participant) of the emitter: ***50 % + 1***

19.1.2 Name: ***Company "Mustcom LTD"***
Place: ***Julia House, Femistoclis Dervis Str. 3, SU-1066, Nicosia, Cyprus***
Postal address: ***Julia House, Femistoclis Dervis Str. 3, SU-1066, Nicosia, Cyprus***
Share in the authorized capital of the shareholder (participant) of the emitter: ***25 % + 1***

19.2 Name: ***Closed joint-stock company "Depositary clearing company"***
Place: ***Moscow***
Postal address: ***14/2 Staraya Basmannaya Str., building 4, Moscow, 103064, Russia***

Share in the emitter authorized capital: ***11.6 % (nominal holder)***
Shareholders (participants), holding not less than 25% of the authorized capital of the shareholder (participant) of the emitter:
No

20. Structure of the Company management.

· General shareholders meeting;
· Board of Directors;
· Liquidating Commission.
Board of directors is elected by general shareholders meeting in the order provided by the Charter and regulations on Board of Directors.

In case of voluntary liquidation of the Company the Liquidating Commission is elected by general meeting in the order, provided by the Charter and regulations on Liquidating Commission. In case of forced liquidation the Liquidating Commission is assigned by court (arbitration).

Competence of general meeting of shareholders (participants) of the emitter in accordance with its Charter (constituent documents):

Article 14.1. of the Company Charter "Competence of general shareholders meeting"
14.1.1. The supreme body of the Company management is general shareholders meeting.
The competence of general shareholders meeting includes:
1. Providing alterations and additions to the Company Charter or approval a new wording of the Charter (except the cases connected with authorized capital increasing);
2. Making a decision about the Company reorganization;
3. Making a decision about the Company liquidation, assignment the Liquidating Commission and approval of intermediate and final liquidating balances;
4. Determination of quantitative structure of Board of directors, election its members and prescheduled termination of their powers; determination of remuneration and compensation connected with execution their functions as members of Board of Directors of the Company;
5. Determination of bound dimension of the declared shares, establishment of the body having the right to make a decision about the order and conditions of additional shares arrangement within declared share quantity;
6. Making a decision about reduction of the Company authorized capital by reduction of shares face value, the Company acquisition of a part of the shares in order to decrease their total quantity or cancel the shares not completely paid, and also by cancellation of the shares acquired or redeemed by the Company;
7. Determination of quantitative structure of The Company Auditing Commission, election its members and prescheduled termination of their powers;
8. Approval the Auditor of the Company;
9. Approval annual reports, financial balances, the Company income and losses accounts, distribution of its income and losses;
10. Making a decision about non-use of the preferential right of the shareholder on acquisition of the Company shares or securities convertible in shares, arranged by means of the opened subscription, with their money repayment, and also about validity of such decision;
11. the order of general meeting holding (regulations);
12. Formation of accounts commission;
13. Determination of the form of the Company message informing its shareholders, including determination of a publication body in case the form of the message is publication;
14. Making a decision about subdivision and consolidation of the Company shares;

15. Making a decision about concluding transactions, which ones are of interest, in cases:

- *If the sum of repayment under a transaction and the cost of the property being a subject of the transaction, exceed two percents of the Company assets;*
- *If a transaction and (or) some interconnected transactions are an arrangement of the polling Company shares or other securities convertible in the polling shares, in the quantity exceeding two percents of the Company polling shares placed before;*
- *If all members of the Company Board of Directors are admitted as the interested persons (the decision is made by the majority of voices of the shareholders not interested in the transaction);*

16. Making a decision about undertaking large transactions connected with the Company acquisition and alienation of property in cases:

- *If the decision about undertaking a large transaction, which subject is property valued from 25 up to 50 percents of balance cost of the Company assets for the date of making a decision about undertaking such transaction, is not accepted by Board of Directors unanimously;*
- *If the property value makes more than 50 percents of balance cost of the Company assets for the date of making a decision about undertaking such transaction;*

17. The Company acquisition and redemption of the placed shares in cases, provided by the Federal law "On joint-stock companies" and present Charter;

18. Participation in holding companies, financial -industrial groups;
19. Making a decision about annual dividends payment, approval of their volume, form and payment order on each category of shares on the basis of Board of Directors recommendation;

20. Making decisions about referring to the Company account expenses connected with extraordinary general meetings holding, off-schedule auditory revisions and revisions of the Auditing Commission initiated by the persons, having the quantity of the Company polling shares stipulated in present Charter;
21. Electing of General Director and prescheduled termination of his (her) powers;
22. Making a decision about the Company finance-economic activity revision by the Auditing Commission or an auditor;

23 Approval, providing alterations and additions to the "Regulations on general shareholders meeting";
24. Approval, providing alterations and additions to the " Regulations on Board of Directors";
25. Approval, providing alterations and additions to the " Regulations on the Auditing Commission ";
26. Decisions on other questions, stipulated by the Federal law " About joint-stock companies " and present Charter..
14.1.2. The general meeting has no right to esteem and make decisions on issues treated outside its competence by legislation and present Charter.
The general meeting can transmit a part of issues of its competence in conducting of the Company Board of Directors, except issues stated in the items 1-16 of paragraph 14.1.1 of the present Charter, which are of the exclusive competence of general shareholders meeting.

Competence of Board of Directors (supervisory council) of the emitter inaccordance with its Charter (constituent documents):

Article 15.1. of the Company Charter "Competence of Board of Directors"

15.1.1. Board of directors competence includes making decisions on questions of the Company activity common management except questions treated by the present Charter as exclusive competence of general shareholders meeting.

Exclusive competence of Board of Directors includes the following issues:

1. *determination of priority sectors of the Company activity*;
2. *convocation of annual and extraordinary general shareholders meetings*;
3. *approval of general shareholders meeting agenda*;
4. *determination of the date for making a list of the shareholders having the right for participation in the general meeting*;
5. *determination of the date for making a list of the shareholders having the right for participation in the general meeting*;
6. *determination of the list of information (materials) given to the shareholders during preparation for holding general shareholders meeting*;
7. *determination of the voting bulletin form and text in case of voting by bulletins*;

8 *entering an offer on personal structure of the Accounting Commission*;

9. *consideration and making decisions about including in the general shareholders meeting agenda the following issues*:

· *about the Company reorganization*,

· *about non-use of the preferential right of the shareholders on acquisition of the Company shares or securities convertible in shares*,

· *determination of the form of the Company message informing its shareholders, including determination of a publication body in case the form of the message is publication*,

· *subdivision and consolidation of shares*,

· *concluding transactions at presence of interest of the following persons*:

a) *interested in the transaction*,

b) *owing 20 or more percent of the polling shares of the legal entitywhich is a transaction party*,

c) *occupying posts in management bodies of the legal entitybeing the transaction party or participating in it as a representative or an intermediary*,

· *undertaking large transactions connected with the Company acquisition and alienation of property*,

· *the Company acquisition and redemption of the placed shares*,

· *participation in holding companies, financial -industrial groups*;

10. *increasing the Company authorized capital by means of increasing shares face value or by the Company placing of shares within amount and the category of declared shares and making the respective alterations in the Company Charter*;
11. *the Company placing of shares or other securities*;
12. *determination of the market value of the property;*
13. *acquisition of shares, bonds or other securities placed by the Company;*
14. *recommendations on the amount of remuneration and compensation paid to The Company Board of Directors and Auditing Commission and determination the amount paid to the Company auditor;*
15. *recommendations on the amount of annual dividends on shares, form and order of their payment;*
16. *making a decision about intermediate dividends payment, their amount, form and payment order;*
17. *using reserve fund and other funds of the Company;*
18. *approval of the internal Company documents regulating questions, included in the Board of Directors competence, except for the documents approved by general shareholders meeting;*
19. *the Company subsidiaries and representatives establishment and their liquidation;*
20. *making decisions about the Company participation (termination of participation,*

changing participation part) in other organizations, associations of commercial organizations, including by sale, shares purchase, as a part of other organizations, except for making decisions about the Company participation in holding companies, financial - industrial groups;
21. concluding large transactions, which subject is the Company property valued from 25 up to 50 percent of balance cost of the Company assets for the date of making a decision about undertaking such transactions;
Coordination of transactions or some interconnected transactions connected with the Company acquisition of the property valued from 2 to 25 percent, and also alienation or opportunity of alienation of the property valued from 1 to 25 percent of balance cost of the Company assets for the date of making a decision about concluding such transactions, undertaken in the process of usual economic activity;
22. concluding transactions at presence of interest of the following persons:
· being a party of such transaction or taking part in it as a representative or an intermediary,
· owing 20 or more percent of the polling shares of the legal entitybeing a transaction party or taking part in it as a representative or an intermediary,
· occupying posts in management bodies of the legal entitybeing the transaction party or participating in it as a representative or an intermediary;
23. approval of results of additional shares placing;
24. approval of a shareholder requirement form for the Company redemption of shares and shareholder application form for the sale of shares to the Company;
25. preliminary approval of the annual report not later than 30 days before the general meeting;
26. disposal of acquired and redeemed shares, and also shares received at the Company disposal by the violation of buyer's responsibilities on their acquisition;
27. election and re-election of Chairman of the Company Board of directors;
28. determination of the person authorized to sign the contract (agreement) with the Company General Director and members of the Management;
29. determination of the person authorized to act as General Director in case of his impossibility to realize his powers;
30. approval of quantitative and personal structure the Company Management and remuneration amount paid to its members under the offer of the General Director, and also prescheduled termination of its powers or powers of its separate members;
31. determination of structure, volume and order of protection the information being a commercial secret;
32. determination of quantitative structure of the general meeting secretariat and election of its members for the period of preparation and holding the general meeting;
33. making a decision about the independent Registrar choice and concluding with it a contract for providing the services of conducting the securities owners register;
34. making decisions about securities issue, approval of emissions resumes and reports on securities issue results;
35. consideration of the Auditing Commission and the Company auditor conclusions;
36. approval of the contracts (agreements) conditions concluded with General Director and members of the Company Management;
37. validity prolongation of the contract (agreement) with General Director within the period established by the present Charter;
38. consideration of a question about General Director remuneration by the financial-economic activity results;
39. termination of the contract with General Director in case of prescheduled termination of his(her) powers by general meeting of the shareholders;
40. other questions, stipulated by the Federal law " About joint-stock companies " and present Charter.

The questions included in the Company Board of Directors exclusive competence can not be transferred to the decision of Management.

Competence of individual and collective executive bodies of the emitter in accordance with its Charter (constituent documents):

Article 16. of the Company Charter "Executive bodies of the Company"
16.1. Control of the current activity of the Company is carried out by General Director and Management of the Company. General Director is the Chairman of the Management.
16.2. Rights and duties, terms of power and salary of General Director are defined by the Contract (Agreement), concluded with the Company. On behalf of the Company the Contract (Agreement) is signed by the Chairman of Board of Directors or a person authorized by the Board of Directors of the Company.
16.3. Competence of the executive bodies of the Company include all issues of controlling the current activity of the Company, except the issues referred to exclusive competence of general shareholders meeting and Board of Directors of the Company.
Executive bodies of the Company organize execution of decisions of general shareholders meeting and Board of Directors of the Company.
16.4. General Director acts on behalf of the Company without a proxy including:
· realizes operative management of the Company activity;
· has the right of the first signature in financial documents;
· manages the property of the Company for providing its current activity within complete economic conduct in accordance with the legislation of the Russian Federation;
· represents interests of the Company both in the Russian Federation, and outside it, including foreign states;
· approves the personnel list, concludes employment agreements (contracts) with the Company employees, uses measures of encouragement and imposes penalties on them;
· appoints and dispenses from posts the principals of subsidiaries and concludes contracts with them, uses measures of encouragement and imposes penalties on them;
· acts as a chairman at the general shareholders meeting;
· controls functioning of the Management, acts as a chairman at its sittings;
· presents personal structure of Management members to Board of Directors for their approval;
· concludes transactions on behalf of the Company except cases stated in the Federal Law "About Joint-Stock Companies" and the present Charter;
· issues proxies on behalf of the Company;
· opens accounts of the Company in banks;
· organizes accounting and reporting of the Company;
· issues orders and gives instructions, obligatory for execution by all the employees of the Company;
· executes other functions necessary for achieving aims of the Company activity and providing its normal operation, in accordance with the current legislation and the present Charter, except functions referred to other bodies of the Company management by the Federal Law "About Joint-Stock Companies" and the present Charter.
16.5. Validity of the contract (agreement) of General Director can not exist more than 5 years.
Period of General Director powers is calculated from the moment of his (her) appointment by the general shareholders meeting.
Appointment of General Director and prescheduled termination of his powers are realized by the general meeting of shareholders.
For prescheduled termination of the Company General Director powers Board of Directors is obliged in accordance with established order make a decision about convocation of extraordinary shareholders meeting for decision of issues of prescheduled termination of the Company General Director powers and appointment of the new General Director or including above mentioned issues in the agenda of the annual general meeting of the shareholders.

16.6. Management is the collective executive body of the Company, governed by General Director it makes decisions on issues of current management of the Company activity during the period between general meetings and sittings of Board of Directors..
16.7. Management acts on the basis of the present Charter and also "Regulations on Management" and other internal documents of the Company.
16.8. Management holds sittings when necessary.
Sittings of management are organized by General Director, who signs all the documents on behalf of the Company and protocols of Management sittings.
At management sitting a protocol is kept. Protocol of Management sitting is provided to the members of Board of Directors, Revision Commission and the auditor of the Company upon their request.
16.9. Requirements to persons elected on post of General Director and as a member of management are fixed by the regulations on the General Director and Management.
16.10. A person occupying a post of General Director or being a member of Management can combine posts in managing bodies of other organizations only with the agreement of the company Board of Directors.

21. Members of Board of Directors (supervisory council) of the emitter.
Board of Directors
Chairman: ***Alexander V. Lopatin***

Members of Board of Directors:
Gadzhi A. Amirov
Year of birth: ***1948***

Posts for last 5 years:
Period: ***1995 - 1998***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***Deputy of the Head of Khanty-Mansiysk autonomous region Administration, Chairman of state property management committee of Khanty-Mansiysk autonomous region***

Period: ***1998 - 2000***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***First Deputy of the Head of Khanty-Mansiysk autonomous region Administration, Chairman of state property management committee of Khanty-Mansiysk autonomous region***

Period: ***2000 - the present time***
Organization: ***State property management committee of Khanty-Mansiysk autonomous region***
Sphere of activity: ***State property management***
Post: ***Deputy of the Khanty-Mansiysk autonomous region government Chairman in state property management***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
Salary (Rbl.): ***0***
Premiums (Rbl.): ***0***
Commission (Rbl.): ***0***
Other property granting (Rbl.): ***0***
Total (Rbl.): ***0***

Vadim S. Belyaev
Year of birth: ***1966***

Posts for last 5 years:
Period: ***1995 - the present time***
Organization: ***JSC "VEO-INVEST"***
Sphere of activity: ***Investment***
Post: ***General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey M. Kayukov
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1993 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in construction***

Period: ***1997 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Investment Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy general Director in capital construction***

Part in the authorized capital of the emitter: ***1.93%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Eduard V. Lebedev
Year of birth: ***1945***

Posts for last 5 years:
Period: ***1993 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***0.82%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander V. Lopatin
Year of birth: ***1964***

Posts for last 5 years:
Period: ***1995 - 1997***
Organization: ***JSC "EES of Russia"***
Sphere of activity: ***Electric power industry***
Post: ***Deputy Head of Finance department***

Period: ***1997 - 1999***
Organization: ***JSC "EES of Russia"***
Sphere of activity: ***Electric power industry***
Post: ***Director of Exchequer***

Period: ***1999 – the present time***
Organization: ***JSC "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Andrey V. Obukhov
Year of birth: ***1960***

Posts for last 5 years:
Period: ***1996 - 1999***
Organization: ***Russian Fund of Federal Property***
Sphere of activity: ***State service***
Post: ***Deputy Head of department***

Period: ***1999 – the present time***
Organization: ***JSC "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Deputy Head of Securities department***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Oleg P. Orlov
Year of birth: ***1957***

Posts for last 5 years:
Period: ***1994 - 1999***

Organization: ***JSC "Telecomservice"***
Sphere of activity: ***Construction of communication facilities***
Post: ***Director***

Period: ***1999 - 2000***
Organization: ***JSC "Telecomservice"***
Sphere of activity: ***Construction of communication facilities***
Post: ***General Director***

Period: ***2000 – the present time***
Organization: ***JSC "Uralsvyazinform" of Perm region***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in capital construction***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander Y. Romanov
Year of birth: ***1966***

Posts for last 5 years:
Period: ***1995 - 1996***
Organization: ***Savings Bank of Russia***
Sphere of activity: ***Banking***
Post: ***Trader on state securities***

Period: ***1996 - 1998***
Organization: ***CJSC "Moscow interbank currency stock exchange "***
Sphere of activity: ***Exchange***
Post: ***Deputy Head of urgent operations management***

Period: ***1999 – the present time***
Organization: ***C "Svyazinvest"***
Sphere of activity: ***Investment***
Post: ***Director of Corporate Financing Department***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Irina V. Shtukareva
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1995 - 1999***
Organization: ***JSC «Svyazinvest»***
Sphere of activity: ***Investment***
Post: ***Deputy Head of legal service***

Period: ***1999 - the present time***
Organization: ***JSC «Svyazinvest»***

Sphere of activity: ***Investment***
Post: ***Adviser of General director on legal questions***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

22. Individual and collective bodies of management of the emitter and officials of the controlling emitter.

Individual executive body, and also members of collective executive body of the emitter:
Vyacheslav G. Bichevoy
Year of birth: ***1972***

Posts for last 5 years:
Period: ***1996 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Chief accountant***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Vyacheslav M. Bykov
Year of birth: ***1949***

Posts for last 5 years:
Period: ***1993 - 1998***
Organization: ***JSC "Electrosvyaz Yuzhkuzbassugol"***
Sphere of activity: ***Communication services***
Post: ***General Director***

Period: ***1998 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in mobile telecommunications***

Period: ***1998 - the present time***
Organization: ***CJSC "Ermak RMS" (dependent company)***
Sphere of activity: ***Cellular mobile communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey A. Vorobyev
Year of birth: ***1962***

Posts for last 5 years:
Period: ***1996 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy Head of Security service***

Period: ***1997 - 1998***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Head of Security service***

Period: ***1998 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Security Deputy General Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Security and Regime Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Andrey L. Gorbunov
Year of birth: ***1954***

Posts for last 5 years:
Period: ***1991 - 1998***
Organization: ***Industrial-commercial enterprise of Donetsk regional municipal management, Donetsk***
Sphere of activity: ***Housing municipal services***
Post: ***Director***

Period: ***1998 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in production maintenance***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander D. Iordan
Year of birth: ***1969***

Posts for last 5 years:
Period: ***1993 - 1999***
Organization: ***State tax inspection in Khanty-Mansiysk autonomous region***
Sphere of activity: ***Territorial body of federal executive authority bodies of the regions, cities, subjects of the Russian Federation***

Post: ***Head of Revision Department***

Period: ***1999 - 2000***
Organization: ***Management of Taxes and Charges Ministry of the Russian Federation***
Sphere of activity: ***Territorial body of federal executive authority bodies of the regions, cities, subjects of the Russian Federation***
Post: ***Head of Revision Department***

Period: ***2000 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Head of administrative department***

Period: ***2000 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Head of economic and finance management***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Economic and finance Deputy General Director***

Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey M. Kayukov
Year of birth: ***1947***

Posts for last 5 years:
Period: ***1993 - 1997***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy General Director in construction***

Period: ***1997 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Investment Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Deputy general Director in capital construction***

Part in the authorized capital of the emitter: ***1.93%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Eduard V. Lebedev
Year of birth: ***1945***

Posts for last 5 years:
Period: ***1993 - the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***General Director***

Part in the authorized capital of the emitter: ***0.82%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Alexander N. Novikov
Year of birth: ***1955***

Posts for last 5 years:
Period: ***1994 - 1999***
Organization: ***Chelyabinsk State Technical University (South-Ural State University)***
Sphere of activity: ***Higher education***
Post: ***Senior lecturer of faculty " Safety of habitability "***

Period: ***1999 - 2000***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Personnel Director***

Period: ***2000 – the present time***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Personnel and public relations Deputy General Director***
Part in the authorized capital of the emitter: ***no***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

Sergey D. Tribunsky
Year of birth: ***1955***

Posts for last 5 years:
Period: ***1996 - 1999***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***Technical director***

Period: ***1999 - наст. время***
Organization: ***JSC «Khantymansiyskokrtelecom»***
Sphere of activity: ***Communication services***
Post: ***First Deputy of General Director, Technical director***

Part in the authorized capital of the emitter: ***0.03%***
Parts in subsidiary/ dependent companies of the emitter: ***no***

Remuneration paid for the account quarter:
This information is confidential

The person, acting as individual executive body of the emitter: ***Eduard V. Lebedev***

23. Remuneration paid to the members of Board of Directors (supervisory council) and other executives of the emitter.

Total amount of remuneration paid to all the persons given in items 21and 22 for the account period:
Salary (Rbl.): ***3 727 846***
Premium (Rbl.): ***4 649 740***
Commission (Rbl.): ***0***
Other property granting (Rbl.): ***0***
Total (Rbl.): ***8 377 586***

Also see items 21 and 22

24. Information on legal entities the emitter participates in.

The emitter holds 5% or more of the authorized capital of the following ledal persons:

Name: ***CJSC "WSNET"***
Place: ***6 Kukuevitskogo Str., Surgut, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***6 Kukuevitskogo Str., Surgut, Khanty-Mansiysk autonomous region, Tyumen region, 628400***
Share of the emitter in the legal entity authorized capital: ***51.88 %***

Name: ***CJSC "Ermak RMS"***
Place: ***3 Kominterna Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***3 Kominterna Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011***
Share of the emitter in the legal entity authorized capital : ***50 %***

Name: ***Khanty-Mansiysk non-state pension fund***
Place: ***13 Mira Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***13 Mira Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628012***
Share of the emitter in the legal entity authorized capital : ***7.98 %***

Name: ***CJSC "Ural GSM"***
Place: ***63/4 Aviatsionnaya Str., office 380, Ekaterinburg, 620130, Russia***
Postal address: ***4a Asbestovsky Pereulok, Ekaterinburg, 620067, Russia***
Share of the emitter in the legal entity authorized capital: ***7.21 %***

25. Share of participation of all legal entities the emitter holds more than 5% of authorized capital, and also their executives in the authorized capital of the emitter.
no

26. Other affiliates of the emitter.

26.1 Name: ***JSC "Tyumentelecom" - shareholder, owing 20,0% of CJSC "Ermak RMS"authorized capital***
Place: ***56 Respubliki Str., Tyumen, Tyumen region***
Postal address: ***56 Respubliki Str., Tyumen, Tyumen region, 625000***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.2 Name: ***JSC "Yamalelektrosvyaz" - shareholder, owing 20,0% of CJSC "Ermak RMS" authorized capital***
Place: ***2 Matrosova Str., Salekhard, Yamal-Nenetsk autonomous region, Tyumen region***
Postal address: ***2 Matrosova Str., Salekhard, Yamal-Nenetsk autonomous region, Tyumen region, 662608***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.3 Name: ***JSC "Yugra-Telecom" - shareholder, owing 10,0% of CJSC "Ermak RMS" authorized capital***
Place: ***18 Komsomolskaya Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region***
Postal address: ***18 Komsomolskaya Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628012***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.4 Name: ***CJSC "Inkrement" - shareholder, owing 10,0% of CJSC "WSNET " authorized capital***
Place: ***20 Yubileyny microrayon 3, office 228, Moscow region***
Postal address: ***20 Yubileyny microrayon 3, office 228, Moscow region, 6141090,***
Share of the emitter in the entity authorized capital: ***no***
Share of the entity in the emitter authorized capital: ***no***

26.5 ***Valeriy N. Yashin - General Director, JSC "Svyazinvest" Management Chairman***
Share in the emitter authorized capital: ***no***

26.6 ***Alexander V. Anoshkin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.7 ***David Geovanis - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.8 ***Vladimir V. Malinin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.9 ***Sergey V. Mitrofanov - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.10 ***Sergey V. Molozhavy - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.11 ***Elvira S. Nabiullina - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.12 ***Leonid D. Reyman - JSC «Svyazinvest»Chairman of Board of Directors***
Share in the emitter authorized capital: ***no***

26.13 ***Stuard Paperin - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.14 ***Andrey G. Tsyganov - JSC «Svyazinvest» Board of Directors member***
Share in the emitter authorized capital: ***no***

26.15 ***Vadim E. Belov - JSC «Svyazinvest» Management member***

Share in the emitter authorized capital: ***no***

26.16 ***Vladislav S. Vasin - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.17 ***Alexander V. Lopatin - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.18 ***Anton I. Osipchuk - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.19 ***Stanislav N. Panchenko - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.20 ***Georgy A. Romsky - JSC «Svyazinvest» Management member***
Share in the emitter authorized capital: ***no***

26.21 ***Oleg P. Klimchuk – General Director of CJSC "WSNET"***
Share in the emitter authorized capital: ***no***

27. Share of the emitter in authorized capital of legal entities – affiliates.
See items 24, 25, 26

28. Share of affiliates of the emitter, and also their founders and executives in authorized capital of the emitter.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in in the supreme body of management of the emitter.
Name: ***JSC "Investment company of communication"***
Share: ***50.67 %***

Name: ***State property department of Khanty-Mansiysk autonomous region***
Share: ***5.12 %***

30. Emitter participation in industrial, banking, finance groups, holdings and associations.
Organization: ***Public association " Association of document telecommunication " (ADC)***
Place and functions of the emitter in the organization: ***" Association of document telecommunication " (ADC) is established on the initiative of Ministry of Communication of Russia for coordination of efforts and interests of networks and services operators, technical facilities suppliers, users of telecommunication services.***
ADC is registered by Ministry of Justice of the Russian Federation on August 30, 1994, registration certificate № 2380.
JSC "Khantymansiyskokrtelecom" is a participant of public association " Association of document telecommunication ".

31. Subsidiaries and representations of the emitter.
Name: ***Subsidiary " Beloyarsktelecom "***
Place: ***1 Shkolnaya Str., Beloyarskiy, Tyumen region,***
Postal address: ***1 Shkolnaya Street, Beloyarskiy, Tyumen region, 628160***
Director: ***Yury N. Piont***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Berezovotelecom"***
Place: ***27 Lenina Str., Berezovo, Tyumen region***
Postal address: ***27 Lenina Street, Berezovo, Tyumen region, 628140***
Director: ***Anatoly A. Mozhevilov***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Kogalymtelecom"***
Place: ***17 Druzhby Narodov Str., Tyumen region, Kogalym***
Postal address: ***17 Druzhby Narodov Str., Tyumen region, Kogalym, 628480***
Director: ***Alexander A. Kovernichenko***
Launch date: ***17.06.1996***
Proxy expiry date: ***1.12.2001***

Name: ***Subsidiary "Kondinsktelecom"***
Place: ***31 Lenina Str., Kondinskoye, Tyumen region***
Postal address: ***31 Lenina Str., Kondinskoye, Tyumen region, 628210***
Director: ***Mikhail G. Voronov***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.07.2002***

Name: ***Subsidiary "Langepastelecom"***
Place: ***23/A Lenina Str., Langepas, Tyumen region***
Postal address: ***23/A Lenina Str., Langepas, Tyumen region, 628670***
Director: ***Valentina S. Kuzmenko***
Launch date: ***7.06.1996***
Proxy expiry date: ***8.06.2002***

Name: ***Subsidiary "Megiontelecom"***
Place: ***10 Neftyanikov Str., Megion, Tyumen region***
Postal address: ***10 Neftyanikov Str., Megion, Tyumen region, 628680***
Director: ***Vitaly V. Konychev***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.11.2001***

Name: ***Subsidiary "Nizhnevartovsktelecom"***
Place: ***16 Lenina Str., Nizhnevartovsk, Tyumen region***
Postal address: ***16 Lenina Str., Nizhnevartovsk, Tyumen region, 628600***
Director: ***Vasily M. Yurchenko***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Nyagantelecom"***
Place: ***48 Internatsionalnaya Str., Nyagan, Tyumen region***
Postal address: ***48 Internatsionalnaya Str., Nyagan, Tyumen region, 628180***
Director: ***Grigory A. Petrov***
Launch date: ***17.06.1996***
Proxy expiry date: ***5.04.2002***

Name: ***Subsidiary "Oktyabrsktelecom"***
Place: ***7 Lenina Str., Oktyabrskoye, Tyumen region***
Postal address: ***7 Lenina Str., Oktyabrskoye, Tyumen region, 628100***
Director: ***Sergey E. Selivanovsky***
Launch date: ***17.06.1996***
Proxy expiry date: ***3.07.2002***

Name: ***Subsidiary "Pokachitelecom"***
Place: ***3 Komsomolskaya Str., Pokachi, Tyumen region***
Postal address: ***3 Komsomolskaya Str., Pokachi, Tyumen region, 628660***
Director: ***Fedor V. Abramichev***
Launch date: ***17.06.1996***
Proxy expiry date: ***5.04.2002***

Name: ***Subsidiary "Pytyakhtelecom"***
Place: ***75 Mikrorayon – 3, Pyt-Yakh, Tyumen region***
Postal address: ***75 Mikrorayon – 3, Pyt-Yakh, Tyumen region, 628380***
Director: ***Rais Z. Yuldashev***
Launch date: ***17.06.1996***
Proxy expiry date: ***8.06.2002***

Name: ***Subsidiary "Raduzhnytelecom"***
Place: ***5 Mikrorayon – 1, Raduzhny, Tyumen region***
Postal address: ***5 Mikrorayon – 1, Raduzhny, Tyumen region, 628460***
Director: ***Anatoly V. Radov***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Sovetsktelecom"***
Place: ***26 Kievskaya Str., Sovetsky, Tyumen region***
Postal address: ***26 Kievskaya Str., Sovetsky, Tyumen region, 628240***
Director: ***Ivan I. Bilichenko***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Surguttelecomnet"***
Place: ***6 Kukuevitskogo Str., Surgut, Tyumen region***
Postal address: ***6 Kukuevitskogo Str., Surgut, Tyumen region, 628400***
Director: ***Stepan M. Nikiforov***
Launch date: ***14.08.1996***
Proxy expiry date: ***2.02.2002***

Name: ***Subsidiary "Uraitelecom"***
Place: ***61 Lenina Str., Urai, Tyumen region***
Postal address: ***61 Lenina Str., Urai, Tyumen region, 628280***
Director: ***Anatoly M. Kryazhev***
Launch date: ***17.06.1996***
Proxy expiry date: ***6.06.2002***

Name: ***Subsidiary " Khantymansiyskelectrosvyaz"***
Place: ***4 Mira Str.,Khanty-Mansiysk,Tyumen region***
Postal address: ***4 Mira Str.,Khanty-Mansiysk,Tyumen region, 628011***
Director: ***Alexander Y. Chapaev***
Launch date: ***17.06.1996***
Proxy expiry date: ***15.06.2002***

Name: ***Subsidiary "Yugansktelecom"***
Place: ***27 Mikrorayon – 2, Nefteyugansk, Tyumen region***
Postal address: ***27 Mikrorayon – 2, Nefteyugansk, Tyumen region, 628300***
Director: ***Anatoly M. Yudin***
Launch date: ***17.06.1996***

Proxy expiry date: ***18.08.2001***

Name: ***Subsidiary "Yugorsktelecom"***
Place: ***29 Lenina Str., Yugorsk, Tyumen region***
Postal address: ***29 Lenina Str., Yugorsk, Tyumen region, 628260***
Director: ***Sergey G. Volikovsky***
Launch date: ***15.01.1997***
Proxy expiry date: ***3.07.2002***

Name: ***Moscow Representation***
Place: ***35 Mishina Str., Moscow***
Postal address: ***35 Mishina Str., Moscow, 125083***
Director: ***Alexander G. Taubkin***
Launch date: ***17.06.1996***
Proxy expiry date: ***2.02.2002***

32. Quantity of the emitter employees.

Average personnel of the emitter, including its subsidiaries representations personnel for the account period: *4 009*

33. Main activities of the emitter.

33.1. General development of the branch.

The main tendencies of the primary network development is the implementation of digital transmission and switching systems having flexible controlled structure, that will allow to provide joint functioning of equipment of different manufacturers on one operator network and convenience of several network operators interaction.

Development of multiservice communication network on ATM technology is stipulated by specific features of networks development in Khanty-Mansiysk autonomous region and is connected with the fact that increasing of transmission capacity of radio relay links is a labor-consuming and high-priced task. Thus SDH technologies, applied for constructing transport networks, do not allow involving links on more than 50 %. ATM technology allows to transmit any heterogeneous traffic in uniform environment of transmission, that allows to make main channels usage efficiency up to 95 %.

Besides there is a series of opportunities, which lead to more effective network usage and expansion of services range. It concerns the opportunity of switching functions transmission, routing of voice traffic by ATM switch with the purpose of optimization of calls transfer, constructing different corporate networks for data and voice transmission, provision of transmission of high-quality studio video signal for TV, holding direct reporting from places of events, organizing telebridges.

Development of intellectual network allows to organize different additional services on the network, including services designed by customer request, such as STC- service telephone card, VM – voice mail, PRN – premium rate numbers and others.

Realization of document telecommunication, data transmission networks and telecommunication services development program is directed to modernization and expansion Internet access points, creating urban information networks structure and, in consequence, their merger into regional information network (regional IntraNet).

For architecture of local and international communication channels the opportunity of building digital radio relay lines of central-office and domestic designation is considered.

Expansion and modernization of GSM-900 mobile cellular system will allow to increase subscriber capacity and to provide reliable communication in the territory of the majority of large cities, settlements, federal and regional highways, to introduce new kinds of services (packet data, mobile video, mobile banking etc.).

The main aims of JSC "Khantymansiyskokrtelecom" in local telephone communication are substitution of analog equipment of automatic telephone exchanges, complete digitalization of all telecommunications of the region, absolute telephonization of the region, implementation of new world-standard technological equipment, providing the customers with a wide range of modern communication services.
Constant work on number capacity usage of existing switching equipment is carried out on local telephone networks. At this stage the special attention is paid to wireless subscriber access systems, which allow to provide services with quality comparable to wireline connection (including an opportunity of modem and fax usage); to provide services in areas not having line - cable network; to develop and increase access system rapidly, and also to connect the subscriber by digital interface.
In urban and rural telephone network JSC "Khantymansiyskokrtelecom" installed digital systems switching equipment of automatic telephone exchanges " Linea UT " -Italian, "Alkatel" - Belgian, "Elkom" – Russian. Analog equipment of coordinate automatic telephone exchanges and quasi-electronic automatic telephone exchanges "Quantum" is also used alongside with digital equipment.
As of June 1, 2001 installed station subscriber capacity of JSC "Khantymansiyskokrtelecom" urban and rural telephone network makes 312636 numbers.
In the first half of 2001 as a result of launching automatic telephone exchange with capacity of 1952 numbers of subsidiary "Khantymansiyskelektrosvyaz" and also additional expansion of automatic telephone exchanges in subsidiaries "Langepastelecom", "Pytyakhtelecom", "Surguttelecomset", "Uraytelecom" general increase of installed station capacity of urban and rural telephone network of the Com[any makes 2584 numbers.
As of June 1, 2001 the share of the installed digital equipment of JSC "Khantymansiyskokrtelecom" makes 91,39% of total switching network capacity (urban - 93,4%; rural - 31,2%).
During the first half of 2001 as a result of increase of urban and rural telephone network subscribers of the Company in 10725, and also quantity increase of automatic telephones, the level of JSC "Khantymansiyskokrtelecom" switching capacity usage makes 89,6%.
JSC "Khantymansiyskokrtelecom" telephone density on 100 inhabitants makes 17,5:
· telephone density on 100 inhabitants of urban telephone network - 18,6;
· telephone density on 100 inhabitants of rural telephone network - 6,2.

Further development of local telephone network will be directed to automation of control and maintenance. Creation of a uniform control center will allow to realize supervision of switching equipment and digital transmission systems condition, to have real-time reliable information of all systems condition, to improve the provided services quality.
The first steps have been already made in this direction. In 1997 a fiber-optic link was launched in Surgut, which joined urban automatic telephone exchanges and automatic long-distance telephone exchanges of the city by a ring principle and allowed to use SDH systems of synchronous digital hierarchy transfer, in 1998 a fiber-optic link was constructed in Nizhnevartovsk, Nefteyugansk and Khanty-Mansiysk.
Implementation of SDH network allows to provide integrated services of digital network (ISDN) to subscribers not only situated near the definite stations, but also remote ones. ISDN gives subscribers an opportunity to send, receive and to process simultaneously several types of information - telephone, fax messages, data etc. Now installation of such network equipment is finished in Khanty-Mansiysk.
The program of rural telephone communication development supposes substitution of analog switching equipment by digital telephone exchanges of domestic production. For architecture of digital transmission systems for rural telephone network it is planned to replace the equipment of radio relay links, morally and physically obsolete, on modern central radio relay links of domestic production.

33.2. Main activities and their share in general revenues.
The main activities of JSC "Khantymansiyskokrtelecom":

- *Providing individuals, bodies of state authority and management, managing bodies and other legal entities with telecommunication services (urban, rural, domestic long-distance and international telephone communication; translation of state TV programs; telegraph, teletype, telex, telex communication; data and other types of document messages transmission).*
- *Providing services on radio translation of voice and other kinds of a wireless and wireline broadcasting on wire, radio, radio-relay, optical and other electromagnetic systems.*
- *Cable and commerce TV.*
- *Architecture of space and mobile radio communication (cellular, paging, trunking).*

JSC "Khantymansiyskokrtelecom" revenues structure

Branch	Share in the total revenues, %			
	1998	1999	2000	II quarter 2001
Gross income	100	100	100	100
Telecommunication services revenues - total, including:	98,1	97,2	87,7	85,2
· Long-distance and international communication	59,6	61,9	58,9	58,7
· Urban communications	27,0	26,5	22,2	20,1
· Rural communications	0,7	0,7	0,5	0,6
· Telegraph	6,5	6,5	4,7	4,4
· Wireline broadcasting	1,7	1,4	1,0	0,7
· Mobile communications	1,5	0,1	0,1	0,3
· Radio, TV and satellite communications	1,1	0,1	0,3	0,3
New communication services				0,1

Priority activity is providing urban and long-distance telephone services.

33.3. Sources of raw materials and services.
In the second quarter of 2001 SDH equipment from CJSC "Alcatel" was received, which made 60,5 % from the total amount of supply, MMDS system equipment from JSC "Corporation "Universal Communications" - 35 %.
Under the contract with "Akantis Telecommunications LTD" import telecommunication equipment Telspec was received, which made 4,5% from the total amount of supply.

33.4. Sales markets of products (operations, services) of the emitter.
The main clients of JSC "Khantymansiyskokrtelecom" are individuals, services sales to

individuals constitutes 59,3%. Social economic position of the region is one of the most stable in Russia. The 2000-year average income per one inhabitant of the region exceeds by 6,5 times the level of living wage.
40,7% telecommunication services income is generated from organizations (budget organizations - 9,6%, commercial organizations 31,1%), since oil industry occupies the leading place in the region (79,8% of manufactured production cost), the most part of the incomes from communication services provided to organizations, belongs exactly to the enterprises of this industry - 24%. The largest consumers are the companies: JSC "NK YUKOS", JSC "Surgutneftegaz", JSC "LUK-oil – Western Siberia", JSC "SIDANKO", JSC "TNK", JSC "Slavneft- MNG".

Other significant industries, and also share of the Company incomes from providing services to the enterprises of the given industries:

Industries	Share in industrial production volume of Khanty-Mansiysk autonomous region, %	Share of the Company income from enterprises of the given industry, %
Production sphere:		
Power engineering	5	4,0
Wood	0,5	0,8
Building	2	4,8
Other	1	3,1
Total (including oil industry)	100	31,1
Non-production sphere:		
Budget sphere	-	9,6
Finance	-	6,4
Transport	-	1,4
Trade	-	0,9
Sphere of service	-	0,8
Other	-	1,9
Total	-	40,7

During 2000 the industrial enterprises of the region (by estimation) manufactured production for 360253 million rubles, that made 106,2 % of volume production index. In the section of economy branches the greatest part in the total amount of manufactured production (more than 90 %) belong to the fuel industry enterprises, 5 % - to the power engineering enterprises, 2 % - to the building industry enterprises, the share of the enterprises of other economy branches constitutes less than 1 per cent.

33.5. Activity concerning stocks.
Coefficient of stocks circuit reflects the speed of these stocks sale. It is calculated as a quotient from dividing the cost price of the sold products (services) on the annual average stocks cost. The higher coefficient of stocks circuit is, the less means are involved in this least liquid item of circulating assets, the more liquid structure circulating assets have, and the more stable the financial condition of the enterprise is.

In JSC "Khantymansiyskokrtelecom" coefficient of stock circuit is calculated by the methodic of V. Kovalev. When considering coefficient of stock circuit of the Company in 2000 and 2001 quarters the tendency of this index decreasing is seen:

I quarter 2000 - C=3,2
II quarter 2000 - C=3,2
III quarter 2000 - C=3,2
IV quarter 2000 - C=3,0
I quarter 2001 - C=3,0
II quarter 2001 - C=3,0

Accordingly, the quantity of days necessary for stocks sale (without payment) are increased:
I quarter 2000 - 28 days
II quarter 2000 - 28 days
III quarter 2000 - 28 days
IV quarter 2000 - 30 days
I quarter 2001 - 30 days
II quarter 2001 - 30 days

33.6. Seasonal nature of activity.
The Company is not engaged in the activity having seasonal nature.

33.7. The main competitors.
In the territory of Khanty-Mansiysk autonomous region about 150 licenses for providing communication services are registered, about 60 of them are the licenses for telecommunication services. From the total quantity of telecommunication licenses more than half of licenses are given for providing services of local, long-distance domestic and international communications. Share of alternative operators in these market segments makes about 30%. However, the main participant of this market is JSC "Khantymansiyskokrtelecom" - regional operator, possessing the fundamental infrastructure. The Company meets the strongest competitive pressure in providing Internet access services, cellular and paging communications. At the same time these market segments are more perspective and dynamically developing.

The competitive companies in the territory of Khanty-Mansiysk autonomous region fall into the following categories:

- Regional operator - JSC "Khantymansiyskokrtelecom", participating in holding "Svyazinvest".

- *Departmental operators, providing communications to enterprises of the corresponding industries and departments. Last years the following tendency is observed: activation of operators commercial activity in the market of new perspective communication services and intensifying of the Company competition (especially with technological communications agencies (TCA) (association "Tyumenneftegazsvayz"), Yugorskgaztelecom (association of JSC "Gazprom"), Sredneobskoye TCA and others). For the present the main competitors are: "Nizhnevartovskoye TCA" (cellular communications, Internet, local communications); "Yugorskgaztelecom" (Internet, local and long-distance domestic communications, data transmission); " Tyumenneftegazsvayz " (local and long-distance domestic communications).*

- *Alternative operators - the companies aimed mainly at profit-taking and gaining of the most perspective part of the market, and not bearing responsibility for socially*

unprotected (favorable) sections of population. Strong points of these companies are, first of all, flexible tariff policy and individual approach to customers. Their weak points are restricted financial opportunities and technical dependence on JSC "Khantymansiyskokrtelecom". Having financial restrictions, alternative operators do not form strong competition and, as a rule, choose the strategy of following the leader (i.e. JSC "Khantymansiyskokrtelecom").

A number of Internet providers operate in the territory of the region, each of them forms competition only in geographically restricted territory (in most cases in the territory of one city) and can not influence the market of the region in the whole.
In the end of 2000 two telecommunication companies were established in the territory of the region - Yugra-Telecom, Khanty-Mansiysk, and Surguttel, Surgut, in the development of which significant money resources are invested, that can make them serious competitors to JSC "Khantymansiyskokrtelecom" in the nearest future.

The idea of merging communication companies in large interregional structures by the plan of JSC "Svyazinvest" does not have complete understanding of the regional authorities, as according to this plan, the majority of the dependent companies of Svyazinvest will lose the right of the legal entity as a result of merger and will have to pay the main part of the taxes at the place of the head office registered address. Therefore now local administrations has already begun establishing telecommunication structures controlled by them. It is possible, that the similar companies will appear and in other cities of the region. All these processes will undoubtedly lead to greater growth of competition and outflow of the investments in the projects JSC " Khantymansiyskokrtelecom " on the part of administrations of different levels.

34. Investment declaration. The emitter activity description.
Presented only by investment funds.

35. Plans for the emitter future activity.
In the second quarter of 2001 the Company concluded the contracts with CJSC "Akantis" for development of Internet in Khanty-Mansiysk autonomous region, for supply of telecommunication equipment for intellectual communication of Surgut, and with CJSC "Alcatel" for supply of equipment for Surgut automatic telephone exchange.
In the nearest future it is planned to start construction of multichannel radio cable TV system MMDS in Khanty-Mansiysk.

36. The emitter authorized capital.
Amount of the emitter authorized capital (Rbl.): ***348 654 000***

Division of the authorized capital by categories of shares:
Common shares:
total amount (Rbl.): ***261 489 000***
part in the authorized capital: ***74.99957 %***
Preferred shares:
total amount (Rbl.): ***87 165 000***
part in the authorized capital: ***25.00043 %***

37. State (municipal formation) share in the emitter authorized capital.
Share of the emitter authorized capital, which is of state (municipal) property:
Kind of property: ***of the Russian Federation subjects***

Share: *3.9%*
Packet controlling: ***State property department of Khanty-Mansiysk autonomous region***

Emitter share packet, fixed in state (municipal) property:
no such share

Presence of the special right on participation of the Russian Federation, subjects of the Russian Federation, municipal formations in controlling (management) of the emitter (" the golden share"):
Is not provided

38. Registered shares of the emitter.

38.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of category/type of registered shares: ***common nominal non-documentary shares***
Face value (Rbl.): ***15***
Quantity: ***24 333 000***
Total amount (Rbl.): ***364 995 000***
Conditions of shares placing: ***The company places its shares on the following conditions:***
· establishment;
· issue of additional shares;
· conversion of securities into shares.
The company has the right to place additional shares or other securities through opened (public placing) and closed (partial placing) subscription. The ways of the Company placing of additional shares or other securities are defined by the decision on their placing.
Shareholders holding polling shares have the preferential right of acquisition these securities in the quantity proportional to the quantity of the Company polling shares they hold.
In cases stipulated by legal rules of the Russian federation, the Company placing of additional shares or other securities is performed only through opened subscription.
The Company can place additional shares only within the amount of registered shares, stated by the Company Charter.
The Company has no right to make a decision of placing additional shares of the categories, which are not defined in the Company Charter for registered shares.
Board of Directors makes a decision of placing additional shares and defines:
· the quantity of the placed additional shares of the each category within the amount of the registered shares of the category;
· terms and conditions of placing;
· other information stipulated by the current legislation for entering into emission circular.

39. Essential contracts and responsibilities of the emitter.

No

40. Responsibilities of the emitter on emission of shares and securities convertible into shares.

No

41. Information on sanctions applied to the emitter, its participation in lawsuits and auditing.

The sanctions applied to the emitter by state control bodies, court, for three financial years preceding to year of the account quarter, and for the current year:

Date of sanction: ***19.01.1998***
Authority: ***State Tax Inspection of Nizhnevartovsk***
Cause of sanction: ***Breach of tax payment order in Road funds (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***887.2***
Execution of sanction: ***executed***

Date of sanction: ***20.01.1998***
Authority: ***Nizhnevartovsk subsidiary of the Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues transfer (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 298.1***
Execution of sanction: ***executed***

Date of sanction: ***20.01.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of the Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed dues transfer (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***64.7***
Execution of sanction: ***executed***

Date of sanction: ***29.01.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed presentation of the payroll (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***5 382***
Execution of sanction: ***executed***

Date of sanction: ***30.01.1998***
Authority: ***Branch of the Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Contributions in the Pension Fund, Fine***
Amount of sanction (Rbl.): ***84***
Execution of sanction: ***executed***

Date of sanction: ***17.02.1998***
Authority: ***State housing inspection of Khanty-Mansiysk autonomous region in Nizhnevartovsk***
Cause of sanction: ***Breach of normative-technical requirements***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***4 174.5***
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***

Authority: ***State Fund of population employment of Kondinsk region***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 "On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***837***
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***State Fund of population employment of Kondinsk region***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 " On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline " (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 411***
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ "On budget of the Pension Fund of the Russian Federation" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 178***
Execution of sanction: ***executed***

Date of sanction: ***28.02.1998***
Authority: ***Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ "On budget of the Pension Fund of the Russian Federation" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***767.5***
Execution of sanction: ***executed***

Date of sanction: ***24.03.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 355***
Execution of sanction: ***executed***

Date of sanction: ***25.03.1998***
Authority: ***Social Insurance Fund of Pokachi***
Cause of sanction: ***Act No. 9 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Penalty, Fine***
Amount of sanction (Rbl.): ***43 725.1***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of tax payment at housing-public facilities (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***8 084.5***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of dues payment in the Employment Fund (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***368.6***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of dues payment correctness in the Fund of Environmental protection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***12.6***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***17.9***
Execution of sanction: ***executed***

Date of sanction: ***30.03.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Planned inspection of tax payment at housing-public facilities (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***805***
Execution of sanction: ***executed***

Date of sanction: ***31.03.1998***
Authority: ***Social Insurance Fund in Kondinsk district***
Cause of sanction: ***Federal Law dated 08.07.96 No. 88-ФЗ " On budget of the Pension Fund of the Russian Federation " (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***27 785***
Execution of sanction: ***executed***

Date of sanction: ***20.04.1998***
Authority: ***Regional Branch of the Pension Fund of Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed insurance dues payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***198***
Execution of sanction: ***executed***

Date of sanction: ***28.04.1998***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No. 192 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***318***
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Ecological Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *71.13*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *39 924.2*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *152*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *11 332*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Langepastelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *44 497*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *5 561*
Execution of sanction: ***executed***

Date of sanction: ***30.05.1998***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Planned inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *9 008*
Execution of sanction: ***executed***

Date of sanction: ***9.06.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 131*

Execution of sanction: ***executed***

Date of sanction: ***30.06.1998***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): ***264 941***
Execution of sanction: ***executed***

Date of sanction: ***20.07.1998***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.397 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***397***
Execution of sanction: ***executed***

Date of sanction: ***28.07.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 495***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine (subsidiary "Surguttelecomset")***
Amount of sanction (Rbl.): ***37 513***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 840***
Execution of sanction: ***executed***

Date of sanction: ***31.07.1998***
Authority: ***Committee on environment and natural resources protection***
Cause of sanction: ***Delayed payment of tax for environment contamination (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***22***
Execution of sanction: ***executed***

Date of sanction: ***13.08.1998***
Authority: ***Regional Fund of obligatory medical insurance, Megion***
Cause of sanction: ***Inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine, Penalty, state charges***
Amount of sanction (Rbl.): ***64 003***
Execution of sanction: ***cancelled***

Date of sanction: ***20.08.1998***
Authority: ***Pension Fund of the Russian Federation***

Cause of sanction: ***Act No.47 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 071***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***682.5***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***10 165***
Execution of sanction: ***executed***

Date of sanction: ***30.08.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***13 208.6***
Execution of sanction: ***executed***

Date of sanction: ***2.09.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***10 326***
Execution of sanction: ***executed***

Date of sanction: ***14.09.1998***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***As a result of documental inspection on observance of tax legislation of the subsidiaries "Lyantortelecomset", "Surguttelecomset", JSC "Khantymansiyskokrtelecom" (correctness of calculus, completeness and timeliness of taxes payment and other obligatory payments in budgets and state off-budget funds) for 1995 and 7 months of 1996, the lowered income in the amount of 2975 rubles was revealed.***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***6 054***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 054***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1998***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Letter as of 03.09.99 (subsidiary "Surguttelecomset")***

Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): ***35 684.8***
Execution of sanction: ***executed***

Date of sanction: ***6.10.1998***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delayed taxes payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***984***
Execution of sanction: ***executed***

Date of sanction: ***13.10.1998***
Authority: ***Khanty-Mansiysk department of West Siberian territorial antimonopoly management of State antimonopoly committee of the Russian Federation***
Cause of sanction: ***Charging subscribers with additional payment for connection of terminal devices (faxes, modems) to public communication networks.***
Kind of sanction: ***Transfer of income received from faxes and modems connection to public communication networks for January – October of 1998 into the federal budget.***
Amount of sanction (Rbl.): ***50 588***
Execution of sanction: ***executed***

Date of sanction: ***13.10.1998***
Authority: ***Regional department of Pension Fund in Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***579***
Execution of sanction: ***executed***

Date of sanction: ***15.10.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5***
Execution of sanction: ***executed***

Date of sanction: ***27.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***60 241***
Execution of sanction: ***executed***

Date of sanction: ***30.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Inspection (subsidiary "Surguttelecomset")***
Kind of sanction: ***Inspection***
Amount of sanction (Rbl.): ***5 542***
Execution of sanction: ***executed***

Date of sanction: ***31.10.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Raduzhnytelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***579***
Execution of sanction: ***executed***

Date of sanction: ***14.11.1998***
Authority: ***Branch of Social Insurance Fund***
Cause of sanction: ***Expenditures, not received to offset, at the expense of the fund means (subsidiary "Uraytelecom")***
Kind of sanction: ***Dues***
Amount of sanction (Rbl.): ***11 977***
Execution of sanction: ***executed***

Date of sanction: ***30.11.1998***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Act No.34 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***-1165***
Execution of sanction: ***executed***

Date of sanction: ***30.11.1998***
Authority: ***Nizhnevartovsk subsidiary of Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***63***
Execution of sanction: ***executed***

Date of sanction: ***9.12.1998***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Understating of payment for environment contaminating for 1997 (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty. Fine***
Amount of sanction (Rbl.): ***15***
Execution of sanction: ***executed***

Date of sanction: ***10.12.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 859***
Execution of sanction: ***executed***

Date of sanction: ***21.12.1998***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Incomplete payment of highway usage tax (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 706.4***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Breaches on housing municipal services tax (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***

Amount of sanction (Rbl.): *7 672*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Breaches on general educational institutions needs tax (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 767*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed payment of transport tax (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *731*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *25 491*
Execution of sanction: ***executed***

Date of sanction: ***30.12.1998***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *10 103*
Execution of sanction: ***executed***

Date of sanction: ***31.12.1998***
Authority: ***Nizhnevartovsk regional-branch subsidiary of Social Insurance Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***195***
Execution of sanction: ***executed***

Date of sanction: ***31.12.1998***
Authority: ***State employment fund of Kondinsk district***
Cause of sanction: ***The president of the Russian Federation Decree No. 685 "On guidelines of tax reform in the Russian Federation and measures on fortification of tax and payment discipline" (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 000*
Execution of sanction: ***executed***

Date of sanction: ***15.01.1999***
Authority: ***Territorial Fund of obligatory medical insurance***
Cause of sanction: ***Delayed charge (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***56 992***

Execution of sanction: ***executed***

Date of sanction: ***20.01.1999***
Authority: ***State Tax Inspection in Nizhnevartovsk district***
Cause of sanction: ***Act dated 20.01.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5***
Execution of sanction: ***executed***

Date of sanction: ***28.01.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *12 610*
Execution of sanction: ***executed***

Date of sanction: ***29.01.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.66 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***108***
Execution of sanction: ***executed***

Date of sanction: ***4.02.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 694***
Execution of sanction: ***executed***

Date of sanction: ***8.02.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***15 003***
Execution of sanction: ***executed***

Date of sanction: ***8.02.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *778*
Execution of sanction: ***executed***

Date of sanction: ***18.02.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***280***
Execution of sanction: ***executed***

Date of sanction: ***10.03.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act of documentary inspection (subsidiary "Yugansktelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***8 532***
Execution of sanction: ***executed***

Date of sanction: ***10.03.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed insurance dues charge (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***11***
Execution of sanction: ***executed***

Date of sanction: ***16.03.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delayed payment for the accomodation rent (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***3 203***
Execution of sanction: ***executed***

Date of sanction: ***18.03.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Resolution of the Russian Federation No. 1018 dated 11.10.93. clause 31 (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***19 157***
Execution of sanction: ***executed***

Date of sanction: ***22.03.1999***
Authority: ***Municipal center of population employment***
Cause of sanction: ***Delayed dues transfer (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***76***
Execution of sanction: ***executed***

Date of sanction: ***29.03.1999***
Authority: ***Uray subsidiary of territorial Fund of obligatory medical insurance***
Cause of sanction: ***Understating of obligatory basis for contribution payment for the period 1996-1998 (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***3 046***
Execution of sanction: ***executed***

Date of sanction: ***29.03.1999***
Authority: ***Uray subsidiary of territorial Fund of obligatory medical insurance***
Cause of sanction: ***Understating of obligatory basis for contribution payment for the period 1996-1998 (subsidiary "Uraytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***4 384***
Execution of sanction: ***executed***

Date of sanction: ***31.03.1999***
Authority: ***State Tax Inspection in Nefteyugansk***
Cause of sanction: ***The tax code part 1 article 45, clause 6 article 75 encashment 4345 (subsidiary "Yugansktelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *15 287*
Execution of sanction: ***executed***

Date of sanction: ***14.04.1999***
Authority: ***Nizhnevartovsk subsidiary of Social Insurance Fund***
Cause of sanction: ***Act dated 14.04.99 z. (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *279*
Execution of sanction: ***executed***

Date of sanction: ***26.04.1999***
Authority: ***Pension Fund of the Russian Federation in Nizhnevartovsk***
Cause of sanction: ***Act dated 26.04.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *17 751*
Execution of sanction: ***executed***

Date of sanction: ***27.04.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *8 087*
Execution of sanction: ***executed***

Date of sanction: ***27.04.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.239 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *126*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *232*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): *4 866*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed dues payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *7 055*
Execution of sanction: ***executed***

Date of sanction: ***30.04.1999***

Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***452***
Execution of sanction: ***executed***

Date of sanction: ***7.05.1999***
Authority: ***State Tax Inspection in Berezovsk distrct***
Cause of sanction: ***Delayed transfer of local taxes (subsidiary "Berezovotelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***342***
Execution of sanction: ***executed***

Date of sanction: ***17.06.1999***
Authority: ***State Tax Inspection of Nefteyugansk***
Cause of sanction: ***The tax code part 1 article 45, clause 6 article 75 encashment 11558***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***496***
Execution of sanction: ***executed***

Date of sanction: ***21.06.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Understating of salary and wages fund (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 070***
Execution of sanction: ***executed***

Date of sanction: ***21.06.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Understating of salary and wages fund (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***21 742***
Execution of sanction: ***executed***

Date of sanction: ***26.06.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Act No.29 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***70***
Execution of sanction: ***executed***

Date of sanction: ***26.06.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Act No.239 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***22***
Execution of sanction: ***executed***

Date of sanction: ***30.06.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***70***
Execution of sanction: ***executed***

Date of sanction: ***30.06.1999***
Authority: ***Environmental protection committee***
Cause of sanction: ***Invoice (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***62***
Execution of sanction: ***executed***

Date of sanction: ***1.07.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***33***
Execution of sanction: ***executed***

Date of sanction: ***12.07.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.366 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***69***
Execution of sanction: ***executed***

Date of sanction: ***13.07.1999***
Authority: ***State Tax Inspection***
Cause of sanction: ***Delay of VAT dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***61 000***
Execution of sanction: ***executed***

Date of sanction: ***30.07.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***43 090***
Execution of sanction: ***executed***

Date of sanction: ***24.08.1999***
Authority: ***Nizhnevartovsk subsidiary of the regional Fund of obligatory medical insurance***
Cause of sanction: ***Ref. № 218 dated 24.08.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***6 149***
Execution of sanction: ***executed***

Date of sanction: ***25.08.1999***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Act No.1080 dated 28.08.99 (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine, Penalty***
Amount of sanction (Rbl.): ***14 969***
Execution of sanction: ***executed***

Date of sanction: ***26.08.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***

Amount of sanction (Rbl.): *6 237*
Execution of sanction: ***executed***

Date of sanction: ***2.09.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***14 185***
Execution of sanction: ***executed***

Date of sanction: ***20.09.1999***
Authority: ***Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***54***
Execution of sanction: ***executed***

Date of sanction: ***22.09.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed charge and transfer of insurance dues for the period of 1997-1999 (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 244***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Territorial road fund***
Cause of sanction: ***Letter dated 03.09.99 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 300***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed dues payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***16 104***
Execution of sanction: ***executed***

Date of sanction: ***30.09.1999***
Authority: ***Committee on land resources of Raduzhny***
Cause of sanction: ***Unauthorized occupation of a land section, article 125 of State Code of the Russian Federation***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***8 349***
Execution of sanction: ***executed***

Date of sanction: ***12.10.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed dues payment (subsidiary "Beloyarsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***2 301***
Execution of sanction: ***executed***

Date of sanction: ***15.10.1999***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Act No.504 (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***61***
Execution of sanction: ***executed***

Date of sanction: ***29.10.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***3 836***
Execution of sanction: ***executed***

Date of sanction: ***30.10.1999***
Authority: ***Regional Fund of obligatory medical insurance of Nyagan***
Cause of sanction: ***Act No.5 Delayed dues payment for the period of 01.01.96-30.10.96 (subsidiary "Nyagantelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***25 801***
Execution of sanction: ***executed***

Date of sanction: ***12.11.1999***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Resolution № 22 dated 3.06.99 Act of documentary inspection (subsidiary "Yuganskelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***8 799***
Execution of sanction: ***executed***

Date of sanction: ***15.11.1999***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***28 766***
Execution of sanction: ***executed***

Date of sanction: ***30.11.1999***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed dues transfer (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***20 645***
Execution of sanction: ***executed***

Date of sanction: ***27.12.1999***
Authority: ***Raduzhny subsidiary of the regional department of Social Insurance Fund of the Russian Federation in Khanty-Mansiysk autonomous region***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***4 900***
Execution of sanction: ***executed***

Date of sanction: ***29.12.1999***
Authority: ***State Tax Inspection in Surgut***

Cause of sanction: ***Reversal on the act (General Direction of the Company)***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***-6794***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***7 008***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***809***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed payment of tax for housing municipal services needs (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***15 553***
Execution of sanction: ***executed***

Date of sanction: ***30.12.1999***
Authority: ***State Tax Inspection in Nyagan***
Cause of sanction: ***Delayed payment of tha land tax for the period of 1994-1995 (subsidiary "Nyagantelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***287***
Execution of sanction: ***executed***

Date of sanction: ***31.12.1999***
Authority: ***Nizhnevartovsk subsidiary of the regional Fund of obligatory medical insurance***
Cause of sanction: ***Delayed payment of insurance dues (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***9 321***
Execution of sanction: ***executed***

Date of sanction: ***24.01.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delay of dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***7 293***
Execution of sanction: ***executed***

Date of sanction: ***30.01.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Act dated 13.01.2000 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***193***

Execution of sanction: ***executed***

Date of sanction: ***30.01.2000***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Act dated 23.12.1999 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine on VAT***
Amount of sanction (Rbl.): ***3 197***
Execution of sanction: ***executed***

Date of sanction: ***21.02.2000***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed payment of income tax from individuals (subsidiary "Megiontelecom")***
Kind of sanction: ***Fine, the decision on collection was recognized invalid by Arbitration Court of Khanty-Mansiysk autonomous region on October 31, 2000; the case is in appeal instance.***
Amount of sanction (Rbl.): ***53 796***
Execution of sanction: ***not executed***

Date of sanction: ***28.02.2000***
Authority: ***Department of federal exchequer***
Cause of sanction: ***Act dated 23.12.1999 (subsidiary "Surguttelecomset")***
Kind of sanction: ***Penalty on VAT***
Amount of sanction (Rbl.): ***1 190.8***
Execution of sanction: ***executed***

Date of sanction: ***5.04.2000***
Authority: ***Pension Fund of the Russian Federation***
Cause of sanction: ***Delayed tax payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***256***
Execution of sanction: ***executed***

Date of sanction: ***6.04.2000***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Delayed presentation of reporting (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***117 000***
Execution of sanction: ***executed***

Date of sanction: ***24.04.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***204***
Execution of sanction: ***executed***

Date of sanction: ***26.04.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***17 581.83***
Execution of sanction: ***executed***

Date of sanction: ***17.05.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***1 340***
Execution of sanction: ***executed***

Date of sanction: ***31.05.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of tax on housing municipal services (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***5 314.75***
Execution of sanction: ***executed***

Date of sanction: ***20.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***35 864***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***18***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***915***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***11 394***
Execution of sanction: ***executed***

Date of sanction: ***30.06.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of advertising tax (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): ***82.99***
Execution of sanction: ***executed***

Date of sanction: ***27.07.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***

Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *1 105*
Execution of sanction: ***executed***

Date of sanction: ***30.07.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *7 394*
Execution of sanction: ***executed***

Date of sanction: ***31.08.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *3 641*
Execution of sanction: ***executed***

Date of sanction: ***31.08.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *537*
Execution of sanction: ***executed***

Date of sanction: ***28.09.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed tax payment (General Direction of JSC "Khantymansiyskokrtelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *177 514*
Execution of sanction: ***executed***

Date of sanction: ***30.09.2000***
Authority: ***Pension Fund***
Cause of sanction: ***Delayed tax payment (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fine***
Amount of sanction (Rbl.): *61*
Execution of sanction: ***executed***

Date of sanction: ***20.10.2000***
Authority: ***State Tax Inspection***
Cause of sanction: ***Shortage on the police tax (subsidiary "Sovetsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *47*
Execution of sanction: ***executed***

Date of sanction: ***27.10.2000***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *6 754*
Execution of sanction: ***executed***

Date of sanction: *27.10.2000*
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *4 088*
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Berezovotelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *1 212*
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed taxes payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***959***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Berezovsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary " Berezovotelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *573*
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Raduzhny***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): *7 347*
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): *1 993*
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***Fund of medical insurance***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***224***
Execution of sanction: ***executed***

Date of sanction: ***31.10.2000***
Authority: ***State Tax Inspection in Oktyabrsk district***

Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***5 182***
Execution of sanction: ***executed***

Date of sanction: ***30.11.2000***
Authority: ***State Tax Inspection in Surgut***
Cause of sanction: ***Delayed tax payment (subsidiary "Surguttelecomset")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***4 765***
Execution of sanction: ***executed***

Date of sanction: ***8.12.2000***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***5 893***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Delayed dues transfer (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***24 924***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Taxes inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***5 000***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Taxes inspection (subsidiary "Khantymansiyskelektrosvyaz")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***405***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Uraytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***23 825***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Uray***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Uraytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***10 853***

Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Pyt-Yakh***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***11 089***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***Social Insurance Fund***
Cause of sanction: ***Inspection of tax legislation observance (subsidiary "Pytyakhtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***151***
Execution of sanction: ***executed***

Date of sanction: ***31.12.2000***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed tax payment (General Direction)***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***583 196***
Execution of sanction: ***executed***

Date of sanction: ***13.01.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines in the road fund***
Amount of sanction (Rbl.): ***318***
Execution of sanction: ***executed***

Date of sanction: ***16.01.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Delayed VAT payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2 007***
Execution of sanction: ***executed***

Date of sanction: ***20.02.2001***
Authority: ***State Tax Inspection in Kondinsk district***
Cause of sanction: ***Delayed VAT payment (subsidiary "Kondinsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***12 188***
Execution of sanction: ***executed***

Date of sanction: ***5.03.2001***
Authority: ***State Tax Inspection in Nizhnevartovsk***
Cause of sanction: ***Delayed payment of tax for environment contamination (subsidiary "Nizhnevartovsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***82.99***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***State Tax Inspection in Oktyabrsk district***

Cause of sanction: ***Upon the results of inspection (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***5 191.34***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***State Tax Inspection in Oktyabrsk district***
Cause of sanction: ***Delayed tax payment (subsidiary "Oktyabrsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***175***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***Pension Fund in Raduzhny***
Cause of sanction: ***Delayed tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***466***
Execution of sanction: ***executed***

Date of sanction: ***30.03.2001***
Authority: ***Off-budget funds***
Cause of sanction: ***Delayed taxes payment (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***32 335***
Execution of sanction: ***executed***

Date of sanction: ***8.05.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***235.5***
Execution of sanction: ***not executed***

Date of sanction: ***8.05.2001***
Authority: ***State Tax Inspection in Yugorsk***
Cause of sanction: ***Delayed payment (subsidiary "Yugorsktelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***2 445.27***
Execution of sanction: ***not executed***

Date of sanction: ***14.05.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines of housing municipal services***
Amount of sanction (Rbl.): ***893***
Execution of sanction: ***executed***

Date of sanction: ***14.05.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Upon the results of inspection (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines of single social tax***
Amount of sanction (Rbl.): ***596***
Execution of sanction: ***executed***

Date of sanction: ***15.05.2001***
Authority: ***State Tax Inspection in Pokachi***
Cause of sanction: ***Upon the results of inspection (subsidiary "Pokachitelecom")***
Kind of sanction: ***Fines of single social tax***
Amount of sanction (Rbl.): ***340***
Execution of sanction: ***executed***

Date of sanction: ***31.05.2001***
Authority: ***State Tax Inspection in Kogalym***
Cause of sanction: ***Upon the results of inspection (subsidiary "Kogalymtelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***9 380***
Execution of sanction: ***executed***

Date of sanction: ***23.06.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***VAT return (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***-2370***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Raduzny***
Cause of sanction: ***Delayed tax payment (subsidiary "Raduzhnytelecom")***
Kind of sanction: ***Penalty***
Amount of sanction (Rbl.): ***54***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Megion***
Cause of sanction: ***Income tax return (subsidiary "Megiontelecom")***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***-51480***
Execution of sanction: ***executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed payment of revenue tax (General Direction)***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***810 735***
Execution of sanction: ***not executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Delayed VAT payment (General Direction)***
Kind of sanction: ***Fines***
Amount of sanction (Rbl.): ***20 458***
Execution of sanction: ***not executed***

Date of sanction: ***29.06.2001***
Authority: ***State Tax Inspection in Khanty-Mansiysk***
Cause of sanction: ***Upon the results of inspection***
Kind of sanction: ***Fines of housing municipal services***
Amount of sanction (Rbl.): ***21***

Execution of sanction: ***executed***

Description of essence of all continuing or finished lawsuits in the account quarter, which can greatly influence the emitter activity:

In the account quarter there was no lawsuits with the emitter participation that could greatly influence the emitter activity.

Description of reasons of all continuing or finished inspections of the emitter in the account quarter, conducted by state bodies, as well as auditing of the emitter, conducted on the request its participants (shareholders):

no

42. Essential facts (events, actions), happened in the account quarter.

Date of the fact (event, action): ***18.04.2001***
Code: ***1500013F18042001***

1.Date when the emitter made the decision on the date for making a list of the shareholders having the right to participate in the annual general meeting of shareholders: April 18, 2001.

2. Date for making a list of the owners of nominal securities: April 20, 2001.

Date of the fact (event, action) occurrence: ***20.04.2001***
Code: ***1300013F20042001***

1. ***Date of Board of Directors sitting on which the decision was made: April 18, 2001.***

1. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
1. To call the annual general meeting of shareholders of JSC "Khantymansiyskokrtelecom" on the results of 2000.
2.To define the date of the general meeting – July 15, 2001.
3.To define the time of the general meeting beginning - 10:00 a.m.
4.To define the place of holding the general meeting at the address – Arts Centre, Large Hall, 1 Mira Street, Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region.
5.To define the time of starting the shareholders registering - 8:00 a.m.

2.Quorum of the sitting and results of voting for approval of the decision:
The members of Board of Directors of the Company, who took part in correspondence voting, presented polling sheets on the question put for correspondence voting. Quorum for making a decision on the question put for correspondence voting is present.

Voting:
"FOR": 1. Lopatin A.V. 5. Pankov A.Y.
2. Lebedev E.V.. 6. Tribunsky S.D.
3. Amirov G.A.. 7. Shtukareva I.V.
4. Vlasov A.T.
"AGAINST": no.
"ABSTAIN": no.

1. ***Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:***
   1. To publish the notification of holding the annual general shareholders meeting of the Company in the newspaper "News of Yugra" not later than May 15, 2001.
   2. To present the following documents to the shareholders of polling shares not later than May 15, 2001 by registered letters or personal delivery:
   · text of the message of holding the general shareholders meeting;
   · bulletins for voting.

2. Quorum of the sitting and results of voting for approval of the decision:
The members of Board of Directors of the Company, who took part in correspondence voting, presented polling sheets on the question put for correspondence voting. Quorum for making a decision on the question put for correspondence voting is present.

Voting:
"FOR": 1. Lopatin A.V. 5. Pankov A.Y.
2. Lebedev E.V.. 6. Tribunsky S.D.
3. Amirov G.A.. 7. Shtukareva I.V.
4. Vlasov A.T.
"AGAINST": no.
"ABSTAIN": no.

Date of the fact (event, action) occurrence: ***11.05.2001***
Code: ***1300013F11052001***

Date of Board of Directors sitting on which the decisions were made: May 11, 2001.

Quorum of the sitting:
Total number of Board of Directors of JSC "Khantymansiyskokrtelecom" members is nine persons. Seven members of Board of Directors took part in the work of the sitting. Two members of Board of Directors (Tribunsky S.D., Aseyev V.M.) took part in correspondence voting.
Quorum for making a decision on the question put for correspondence voting is present.

1. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To approve of the secretariat of the annual general shareholders meeting in the quantity of two persons, consisting of:
1.Sergey N. Kosterin, the Head of securities department of the Company, head of the secretariat.
2.Elena V. Ivanova, economist of securities department of the Company.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

2. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To recommend the annual general shareholders meeting to enter alterations and additions

in the Company Charter in view of entering alterations and additions.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

3. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To recommend the annual general shareholders meeting to approve of "Regulations on the Revision Commission" in standard edition without entering alterations and additions.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

4. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To recommend the annual general shareholders meeting to enter alterations and additions in the Regulations on the general shareholders meeting of JSC "Khantymansiyskokrtelecom".

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

5. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To enter alterations and additions in the Regulations "On Board of Directors" of JSC "Khantymansiyskokrtelecom".
To include the issue "Entering alterations in the Regulations "On Board of Directors" of JSC "Khantymansiyskokrtelecom " in the agenda of the annual general shareholders meeting.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.

"AGAINST": No.
"ABSTAIN": No.

6. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To take into account the conclusion of the auditing company "TOP-AUDIT" on validity of accounting reporting of JSC "Khantymansiyskokrtelecom" for 2000.

Results of voting:
"FOR" 1. Lopatin A.V. 2. Lebedev E.V. 3. Amirov G.A. 4. Aseyev V.M. 5. Belyaev V.S. 6. Vlasov A.T. 7. Pankov A.Y. 8. Tribunsky S.D. 9. Shtukareva I.V.
"AGAINST": No.
"ABSTAIN": No.

7. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To take into account the conclusion of the Revision Commission on the results of financial and economic activity of JSC "Khantymansiyskokrtelecom" for 2000.

Results of voting:
"FOR" 1. Lopatin A.V. 2. Lebedev E.V. 3. Amirov G.A. 4. Aseyev V.M. 5. Belyaev V.S. 6. Vlasov A.T. 7. Pankov A.Y. 8. Tribunsky S.D. 9. Shtukareva I.V.
"AGAINST": No.
"ABSTAIN": No.

8. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
1. To approve beforehand of the Annual Report, General Balance Sheet, Profit and Loss of JSC "Khantymansiyskokrtelecom" Statement, allocation of its profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001 with account of JSC "Svyazinvest" remarks.
2. To include the issue " Approving of the Annual Report, General Balance Sheet, Profit and Loss of JSC "Khantymansiyskokrtelecom" Statement, allocation of its profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001 " in the annual general shareholders meeting agenda.

Results of voting:
"FOR" 1. Lopatin A.V. 2. Lebedev E.V. 3. Amirov G.A. 4. Aseyev V.M. 5. Belyaev V.S. 6. Vlasov A.T. 7. Pankov A.Y. 8. Tribunsky S.D. 9. Shtukareva I.V.
"AGAINST": No.
"ABSTAIN": No.

9. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To recommend the annual general shareholders meeting:

1.To pay dividends 1,00 rubles for one common share. To perform payment by money resources within the financial year, in which the decision on payment dividends was accepted.
2. To pay dividends 1,50 rubles for one preferred share. To perform payment by money resources within the financial year, in which the decision on payment dividends was accepted.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

10. Complete wording of the accepted decision in accordance with the protocol of Board of Directors sitting:
To recommend the annual general shareholders meeting to approve of the auditor of the Company for 2001 - JSC "Auditing and consulting company "TOP-AUDIT", Moscow.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.
2. Lebedev E.V. 7. Pankov A.Y.
3. Amirov G.A. 8. Tribunsky S.D.
4. Aseyev V.M. 9. Shtukareva I.V.
5. Belyaev V.S.
"AGAINST": No.
"ABSTAIN": No.

11. Complete wording of the accepted decision in accordance with the protocol of Board of Directors: sitting:
To approve of the following agenda of the annual general shareholders meeting of JSC "Khantymansiyskokrtelecom" on the results of 2000 year activity:
1. Approving of the Annual Report, General Balance Sheet, Profit and Loss Statement, allocation of profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001.
2. Determination of the amount of dividends for 2000, form, order and terms of dividend payment under the Company shares of each category.
3. Election of Board of Directors of the Company.
4. Deviations and addenda to the Company Charter.
5. Deviations and addenda to the Regulations on the general meeting of the Company shareholders.
6. Deviations and addenda to the Regulations on Board of Directors of the Company.
7. Approving of the Regulations on the Auditing Commission of the Company (in a new wording).
8. Election of Auditing Commission of the Company.
9. Approving of the Company Auditor for 2001.
10. Approving of the amounts of bonuses and compensations for expenses to the members of Board of Directors of the Company for II half of 2001 and I half of 2002.

Results of voting:
"FOR" 1. Lopatin A.V. 6. Vlasov A.T.

	2. Lebedev E.V.	*7. Pankov A.Y.*
	3. Amirov G.A.	*8. Tribunsky S.D.*
	4. Aseyev V.M.	*9. Shtukareva I.V.*
	5. Belyaev V.S.	

"AGAINST": No.
"ABSTAIN": No.

12. Complete wording of the accepted decision in accordance with the protocol of Board of Directors:
To approve of the form and text of bulletins for voting at the annual general shareholders meeting with the account of entering alterations and additions.

Results of voting:

"FOR"	*1. Lopatin A.V.*	*6. Vlasov A.T.*
	2. Lebedev E.V.	*7. Pankov A.Y.*
	3. Amirov G.A.	*8. Tribunsky S.D.*
	4. Aseyev V.M.	*9. Shtukareva I.V.*
	5. Belyaev V.S.	

"AGAINST": No.
"ABSTAIN": No.

13. Complete wording of the accepted decision in accordance with the protocol of Board of Directors:
1. To approve text of the message for shareholders on holding the annual general shareholders meeting of JSC "Khantymansiyskokrtelecom".
2. To define the following list of information represented to the shareholders when preparing to the general meeting:

- *the Annual Report of JSC "Khantymansiyskokrtelecom",*
- *conclusions of Auditing Commission and Auditor of the Company on the results of the annual inspection of financial economic activity of JSC "Khantymansiyskokrtelecom",*
- *information on the candidates in Board of Directors of JSC "Khantymansiyskokrtelecom, Auditing Commission of the Company,*
- *the project of deviations and addenda to the Company Charter,*
- *the project of deviations and addenda to the Regulations on Board of Directors of JSC "Khantymansiyskokrtelecom,*
- *the project of deviations and addenda to the Regulations on the general meeting of shareholders of JSC "Khantymansiyskokrtelecom,*
- *The project of the Regulations on Auditing Commission of JSC "Khantymansiyskokrtelecom in a new wording.*

Results of voting:

"FOR"	*1. Lopatin A.V.*	*6. Vlasov A.T.*
	2. Lebedev E.V.	*7. Pankov A.Y.*
	3. Amirov G.A.	*8. Tribunsky S.D.*
	4. Aseyev V.M.	*9. Shtukareva I.V.*
	5. Belyaev V.S.	

"AGAINST": No.
"ABSTAIN": No.

Date of the fact (event, action) occurrence: ***15.06.2001***
Code: ***0100013F15062001***

Managing body of the emitter having changes: Board of Directors of JSC "Khantymansiyskokrtelecom ".

Name and surname of the each person elected in the Board of Directors of JSC "Khantymansiyskokrtelecom", share of participation in the authorized capital of the emitter:
1. Gadgy A. Amirov, share in the authorized capital of the emitter:- 0,00%.
2. Vadim S. Belyaev, share in the authorized capital of the emitter- 0,00%.
3. Sergey M. Kayukov, share in the authorized capital of the emitter- 1,93%.
4. Eduard V. Lebedev, share in the authorized capital of the emitter- 0,82%.
5. Alexander V. Lopatin, share in the authorized capital of the emitter- 0,00%.
6. Andrey V. Obukhov, share in the authorized capital of the emitter- 0,00%.
7. Oleg P. Orlov, share in the authorized capital of the emitter- 0,00%.
8. Alexander Y. Romanov, share in the authorized capital of the emitter- 0,00%.
9. Irina V. Shtukareva; share in the authorized capital of the emitter- 0,00%.

Name and surname of the each person, which powers in the Board of Directors of JSC "Khantymansiyskokrtelecom" are ceased, share of participation in the authorized capital of the emitter:
1. Vladimir M. Aseyev, share in the authorized capital of the emitter- 0,00%.
2. Anatoly T. Vlasov, share in the authorized capital of the emitter- 0,00%.
3. Alexander Y. Pankov, share in the authorized capital of the emitter- 0,00%.
4. Sergey D. Tribunsky, share in the authorized capital of the emitter- 0,04%.

Date of the mentioned changes: June 15, 2001.

The authorized body of the emitter which made the decision, being the basis of the mentioned changes, and the date of its approval: the annual general shareholders meeting of JSC "Khantymansiyskokrtelecom", June 15, 2001.

Date of the fact (event, action) occurrence: ***15.06.2001***
Code: ***1100013F15062001***

Kind, category (type) of securities, on which the incomes are set off and paid:
1. Common nominal non-documentary shares.
2. Preferred nominal non-documentary shares of type A.

Date of the emitter decision to pay dividends on the shares: June 15, 2001.

Term of paying dividends on the shares: within the financial year, in which the decision on payment dividends was accepted.

The emitter body, which made the decision on paying dividends on the shares: : the annual general shareholders meeting of JSC "Khantymansiyskokrtelecom".

Amount of the dividend, set off and paid for one share:
1. Common nominal non-documentary shares - 1,00 ruble.
2. Preferred nominal non-documentary shares of type A - 1,50 rubles.

Total quantity of shares, on which the dividends are set off:
1. Common nominal non-documentary shares - 17432600.
2. Preferred nominal non-documentary shares of type A - 5811000.

Form of payment of set off revenues on securities: money resources.

Date of the fact (event, action) occurrence: *15.06.2001*
Code: *1200013F15062001*

Kind of the general meeting: annual general shareholders meeting.

Form of the meeting holding: joint presence of shareholders.

Date of the general meeting: June 15, 2001.

Place of the general meeting: Khanty-Mansiysk.
Quorum of the general meeting: 76,04% from the total quantity of polling shares of JSC "Khantymansiyskokrtelecom".

Issues put for voting, results of voting and complete wordings of the decisions made by the general meeting:

The first issue of the agenda: Approving of the Annual Report, General Balance Sheet, Profit and Loss Statement, allocation of profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001.

Results of voting on the first issue of the agenda:
"FOR" approval of the Annual Report, General Balance Sheet, Profit and Loss Statement, allocation of profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001 - 13181180 votes;
"AGAINST" - 9910 votes;
"ABSTAIN" - 53280 votes.

Complete wording of the decision on the first issue of the agenda:
1. To approve of the Annual Report, General Balance Sheet, Profit and Loss Statement, allocation of profits and losses for the accounting year 2000, planned allocation of profit and losses for the year of 2001.

The second issue of the agenda: To determine the amount of dividends for 2000, form, order and terms of their payment on the Company shares of the each category.

Results of voting on the second issue of the agenda:
"FOR" approval of the decision recommended by Board of Directors on dividends payment on the common shares - 13239470 votes;
"AGAINST" - 0 votes;
"ABSTAIN" - 2500 votes.

"FOR" approval of the decision recommended by Board of Directors on dividends payment on the preferred shares - 13231460 votes;
"AGAINST" - 9910 votes;
"ABSTAIN" - 2500 votes.

Complete wording of the decision on the second issue of the agenda:
1. To pay dividends 1,00 rubles for one common share. To perform payment by money resources within the financial year, in which the decision on payment dividends was accepted.
2. To pay dividends 1,50 rubles for one preferred share. To perform payment by money resources within the financial year, in which the decision on payment dividends was accepted.

The third issue of the agenda: Election of Board of Directors of the Company.

Results of cumulative voting on the third issue of the agenda:
1. Amirov G.A. - 13110127 votes, 11,023%.
2. Aseyev V.M. - 251007 votes, 0,211%.
3. Belyaev V.S. - 14147981 votes, 11,896%.
4. Kayukov S.M. - 9755026 votes, 8,202%.
5. Lebedev E.V. - 11672668 votes, 9,814%.
6. Lopatin A.V. - 11092058 votes, 9,326%.
7. Obukhov A.V. - 11017800 votes, 9,264%.
8. Orlov O.P. - 11033100 votes, 9,277%.
9. Pankov A.Y. - 8510977 votes, 7,156%.
10. Romanov A.Y. - 11026780 votes, 9,271%.
11. Shtukareva I.V. - 11103257 votes, 9,336 %.
12. Yurchenko V.M. - 6212661 votes, 5,224%.

Complete wording of the decision on the third issue of the agenda:
1. To elect Board of Directors of the Company of the following candidates:
1.1. Amirov G.A.
1.2. Belyaev V.S.
1.3. Lebedev E.V.
1.4. Kayukov S.M.
1.5. Lopatin A.V.
1.6. Obukhov A.V.
1.7. Orlov O.P.
1.8. Romanov A.Y.
1.9. Shtukareva I.V.

The forth issue of the agenda: Entering deviations and addenda to the Company Charter.

Results of voting on the forth issue of the agenda:
"FOR": To state item 12.3. of the Charter in a new wording - 12827320 votes;
"AGAINST" - 69900 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state subitem 14 of item 15.1.1. of the Charter in a new wording - 12876670 votes;
"AGAINST" - 20550 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state subitem 39 of item 15.1.1. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To add subitem 40 in item 15.1.1. of the Charter - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 15.4.7. of the Charter in a new wording- 12876170 votes;
"AGAINST" - 20550 votes;
"ABSTAIN" - 347150 votes.

"FOR": To add item 15.4.8. in clause 15.4. of the Charter- 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.1. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.2. of the Charter in a new wording- 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.3. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.4. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.5. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.6. of the Charter in a new wording - 12877220 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.7. of the Charter in a new wording - 12876670 votes;
"AGAINST" - 20550 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.9. of the Charter in a new wording - 12141600 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

"FOR": To state item 18.10. of the Charter in a new wording - 12141600 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 346650 votes.

Complete wording of the decision on the forth issue of the agenda:
1. To state item 12.3. of the Charter in a new wording.
2. To state subitem 14 of item 15.1.1. of the Charter in a new wording.
3. To state subitem 39 of item 15.1.1. of the Charter in a new wording.
4. To add subitem 40 in item 15.1.1. of the Charter.
5. To state item 15.4.7. of the Charter in a new wording.
6. To add item 15.4.8. in clause 15.4. of the Charter.
7. To state item 18.1. of the Charter in a new wording.
8. To state item 18.2. of the Charter in a new wording.
9. To state item 18.3. of the Charter in a new wording.
10. To state item 18.4. of the Charter in a new wording.
11. To state item 18.5. of the Charter in a new wording.
12. To state item 18.6. of the Charter in a new wording.
13. To state item 18.7. of the Charter in a new wording.

14. To state item 18.9. of the Charter in a new wording.
15. To state item 18.10. of the Charter in a new wording.

The fifth issue of the agenda: Entering deviations and addenda to the Regulations on the general shareholders meeting of the Company.

Results of voting on the fifth issue of the agenda:
"FOR": To enter deviations and addenda to the Regulations on the general shareholders meeting of the Company - 13150060 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 74310 votes.

Complete wording of the decision on the fifth issue of the agenda:
1. To enter deviations and addenda to the Regulations on the general shareholders meeting of the Company.

The sixth issue of the agenda: Entering deviations and addenda to the Regulations on Board of Directors of the Company.

Results of voting on the sixth issue of the agenda:
"FOR": To enter deviations and addenda to the Regulations on Board of Directors of the Company - 13195110 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 29460 votes.

Complete wording of the decision on the sixth issue of the agenda:
1. To enter deviations and addenda to the Regulations on Board of Directors of the Company.

The seventh issue of the agenda: Approval of the Regulations on the Auditing Commission of the Company (in a new wording).

Results of voting on the seventh issue of the agenda:
"FOR": To approve of the Regulations on the Auditing Commission of the Company (in a new wording) - 13200580 votes;
"AGAINST" - 20000 votes;
"ABSTAIN" - 23790 votes.

Complete wording of the decision on the seventh issue of the agenda:
1. To approve of the Regulations on the Auditing Commission of the Company (in a new wording).

The eighth issue of the agenda: Election of the Auditing Commission of the Company.

Results of voting on the eighth issue of the agenda:
1. Sergey I. Alekhin: "FOR" - 10903580 votes.
2. Elena A. Durnova: "FOR" - 10364140 votes.
3. Olga V. Kostina: "FOR" - 3329480 votes.
4. Nina N. Pavlyukova: "FOR" - 3189940 votes.
5. Tatyana V. Repina: "FOR" - 2490890 votes.

Complete wording of the decision on the eighth issue of the agenda:
1. To elect the Auditing Commission of the Company of the following candidates:

1.1. Sergey I. Alekhin.
1.2. Elena A. Durnova.
1.3. Olga V. Kostina.

The ninth issue of the agenda: Approving of the Company Auditor for 2001.

Results of voting on the ninth issue of the agenda:
"FOR" Approval of the Company Auditor for 2001 - "Audit and consulting company "TOP-AUDIT" Ltd.", Moscow - 43310 votes;
"ABSTAIN" - 365020 votes.

Complete wording of the decision on the ninth issue of the agenda:
1. To approve of the Company Auditor for 2001 - "Audit and consulting company "TOP-AUDIT" Ltd.", Moscow.

The tenth issue of the agenda: Approval of the amounts of bonuses and compensations for expenses to the members of Board of Directors of the Company for II half of 2001 and I half of 2002.

Results of voting on the tenth issue of the agenda:
"FOR" approval of the amounts of bonuses and compensations for expenses to the members of Board of Directors of the Company for II half of 2001 and I half of 2002 in the sum of 2 310 000 rubles - 13193590 votes;
"AGAINST" - 38900 votes;
"ABSTAIN" - 10080 votes.

Complete wording of the decision on the tenth issue of the agenda:
1. To approve of the amounts of bonuses and compensations for expenses to the members of Board of Directors of the Company for II half of 2001 and I half of 2002 in the sum of 2 310 000 rubles.

43. Information on reorganization of the emitter, its affiliated and dependent companies.
No

44. Additional essential information on the emitter.
The Company website in INTERNET: http://www.okrtel.ru

B. Financial economic activity of the emitter.

45. Annual accounting reporting for three last fiscal years.
For the current account period it is not provided.

46. Accounting reporting of emitter for the account quarter.
See Appendix.

47. The facts resulted in increase or reduction of the emitter assets value more than 10 per cents for the account quarter.
The mentioned facts do not exist.

Value of the emitter assets for the date of the quarter end preceding the account one:
1 641 658 thousand Rbl.
Value of the emitter assets for the date of the account quarter end: *1 789 423 thousand Rbl.*

48. The facts resulted in increase in the account quarter of income (losses) of the emitter more than 20 per cents in comparison with the preceding quarter.
The mentioned facts do not exist.

The emitter income (losses) value for the quarter preceding the account one: *72 931 thousand Rbl.*
The emitter income (losses) value for the account quarter: *133 985 thousand Rbl.*

49. Information on forming and usage of the reserve fund and other special funds of the emitter.
· Accumulation fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Consumption fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Social sphere fund:
Balance for the end of the account quarter, Rbl.: 10 546 000
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Special fund of share holding:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
· Reserve fund:
Balance for the end of the account quarter, Rbl.: 30 617 000
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -
Directions of the reserve fund means usage: -
· Director fund:
Balance for the end of the account quarter, Rbl.: -
Directed in the account quarter, Rbl.: -
Used in the account quarter, Rbl.: -

50. The deals of the emitter in the account quarter, which value compounds 10 and more

per cent of the emitter assets for the end of the quarter preceding the account one.
The mentioned deals do not exist.

51. Information on the direction of the means, used by the emitter as a result of emissive securities placing.
The mentioned directions of means usage in the account quarter do not exist.

52. Loaned means obtained by the emitter and its affiliated companies in the account quarter.
Information on value of the loaned means, obtained by the emitter for the end of the account quarter:

Name of the index	Balance for the beginning of the year (thousand Rbl .)	Received (thousand Rbl.)	Repaid (thousand Rbl.)	Balance for the end of the account quarter (thousand Rbl .)
Long-term bank credits	-	-	-	-
including not repaid in time	-	-	-	-
Other long-term loans	627 387	10 209	-	637 596
including not repaid in time	-	-	-	-
Short-term bank credits	-	-	-	-
including not repaid in time	-	-	-	-
Bank credits for employees	-	-	-	-
including not repaid in time	-	-	-	-
Other short-term loans	-	-	-	-
including not repaid in time	-	-	-	-

53. Receivables and creditor debts of the emitter and its affiliated companies for the account quarter.
Information on the value of receivables and creditor debts of the emitter for the end of the account quarter:

Name of the index	Balance for the beginning of the year (thousand Rbl.)	Received (thousand Rbl.)	Repaid (thousand Rbl.)	Balance for the end of the account quarter (thousand Rbl.)
1) Receivables:				
short-term	204 975	2 014 436	1 875 559	343 852
including overdue	34 979	348	24 838	10 489
overdue more than 3 months	26 231	-	23 459	2 772
including in:				
-	-	-	-	-
long-term	4 588	648	122	5 114
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				
-	-	-	-	-
2) Creditor debts:				

short-term	191 295	1 818 714	1 680 614	329 398
including overdue	17 833	-	17 833	-
overdue more than 3 months	-	-	-	-
including in:				
-	-	-	-	-
long-term	555 118	19 997	-	575 115
including overdue	-	-	-	-
overdue more than 3 months	-	-	-	-
including in:				
-	-	-	-	-
Provisions:				
received	-	-	-	-
including from outside parties	-	-	-	-
including in:				
-	-	-	-	-
issued	-	-	-	-
including to outside parties	-	-	-	-
including in:				
-	-	-	-	-
3) Bills circulation:				
Issued bills	-	-	-	-
including overdue	-	-	-	-
including in:				
-	-	-	-	-
Received bills	-	3 508	3 508	-
including overdue	-	-	-	-
including in:				
-	-	-	-	-

54. Financial investments of the emitter.

information on financial investments of the emitter for the end of the account quarter:

Name of the index	**Investments value for the end of the account quarter (thousand Rbl.)**		
	short-term (up to 1 year)	**long-term (more than 1 year)**	**total**
Investments in the state securities of the Russian Federation	-	-	-
Investments in the state securities of the Russian Federation subjects	-	-	-
Investments in securities of local management bodies	-	-	-
Investments in shares of other organizations	-	381	381
Investments in bonds and other promissory obligations	-	-	-
Other given loans	-	100	100
Investments in subsidiaries of the emitter	-	446	446
Investments in affiliates of the emitter	-	-	-

Financial investments in organizations liquidated in the order provided by the legislation of the Russian Federation			
Name of the organization	**Liquida -tion date**	**Authority made a decision of liquidation**	**Investments amount (thousand Rbl.)**
No		-	-
Total			-

Financial investments in organizations declared bankrupts in the order provided by the legislation of the Russian Federation			
Name of the organization	**Liquida -tion date**	**Authority made a decision of liquidation**	**Investments amount (thousand Rbl.)**
No		-	-
Total			-

The emitter assets value for the date of the account quarter end (thousand Rbl.)	1 789 423

Financial investments in organizations which constitute 10 or more per cent of the emitter assets for the date of the account quarter end		
Name of the organization	**Investments amount (thousand Rbl.)**	**Share in assets**
No	-	0 %
Total	-	0 %

55. Other essential information on financial economic activity of the emitter

Note to item 21:

Remuneration for participation in Board of Directors work is not paid to a representative of state authority bodies of Khanty-Mansiysk autonomous region in Board of Directors of "Khantymansiyskokrtelecom" – Amirov G.A.

C. Information on the emitter securities

56. The emitter shares .
Serial number of issue: ***1***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***500***

Securities quantity of the issue: ***174 326***
Total amount of the issue: ***87 163 000***

State registration of the issue:
Registration date: ***21.04.1993***
Registration number: ***87-1n-369***
State registration authority: ***Financial bodies***

Type of placing: ***acquisition at transforming to joint-stock company***
Period of placing: ***21.04.1993 - 7.02.1994***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***174 326***

Information on state registration of the report on the issue results:
Registration date: ***24.05.1995***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***1***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***500***

Securities quantity of the issue: ***58 110***
Total amount of the issue: ***29 055 000***

State registration of the issue:
Registration date: ***21.04.1993***
Registration number: ***87-1n-369***
State registration authority: ***Financial bodies***

Type of placing: ***acquisition at transforming to joint-stock company***
Period of placing: ***21.04.1993 - 7.02.1994***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***58 110***

Information on state registration of the report on the issue results:
Registration date: ***24.05.1995***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***2***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***94 650***

Securities quantity of the issue: ***1 743 260***
Total amount of the issue: ***164 999 559 000***

State registration of the issue:
Registration date: ***23.08.1996***
Registration number: ***87-1-772***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***23.08.1996 - 23.09.1996***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 743 260***

Information on state registration of the report on the issue results:
Registration date: ***29.05.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since June 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a common share of the second issue in Russian Trade System - 155,00 USD (June 23, 1997), the lowest - 60,00 USD (January 26, 1998).

Serial number of issue: ***2***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***94 650***

Securities quantity of the issue: ***581 100***
Total amount of the issue: ***55 001 115 000***

State registration of the issue:
Registration date: ***23.08.1996***
Registration number: ***87-1-772***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***23.08.1996 - 23.09.1996***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***581 100***

Information on state registration of the report on the issue results:
Registration date: ***29.05.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since September 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a preferred share of the second issue in Russian Trade System - 58,00 USD (October 13, 1997), the lowest - 25,00 USD (January 21, 1998).

Serial number of issue: ***3***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***10***

Securities quantity of the issue: ***3 615 054 012***
Total amount of the issue: ***36 150 540 120***

State registration of the issue:
Registration date: ***9.07.1997***
Registration number: ***87-1-840***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***9.07.1997 - 9.07.1997***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***3 615 054 012***

Information on state registration of the report on the issue results:
Registration date: ***9.07.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***3***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***10***

Securities quantity of the issue: ***1 205 144 204***
Total amount of the issue: ***12 051 442 040***

State registration of the issue:
Registration date: ***9.07.1997***
Registration number: ***87-1-841***
State registration authority: ***Financial bodies***

Type of placing: ***conversion***
Period of placing: ***9.07.1997 - 9.07.1997***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 205 144 204***

Information on state registration of the report on the issue results:
Registration date: ***9.07.1997***
State registration authority: ***Financial bodies***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
No

Additional essential information on the securities of the issue:
No

Serial number of issue: ***4***
Category: ***common***
Form of securities: ***nominal non-documentary***

Face value of one share of the issue: ***150 000***

Securities quantity of the issue: ***1 743 260***
Total amount of the issue: ***261 489 000 000***

State registration of the issue:
Registration date: ***30.12.1997***
Registration number: ***1-04-00013-F***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***29.01.1998 - 29.01.1998***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***1 743 260***

Information on state registration of the report on the issue results:
Registration date: ***20.02.1998***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since June 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a common share of the forth issue in Russian Trade System - 88,80 USD (March 24, 1998), the lowest - 23,00 USD (July 13, 1998).

Serial number of issue: ***4***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***150 000***

Securities quantity of the issue: ***581 100***
Total amount of the issue: ***87 165 000 000***

State registration of the issue:
Registration date: ***30.12.1997***
Registration number: ***2-04-00013-F***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***29.01.1998 - 29.01.1998***

Current state of the issue: ***all securities of the issue are paid up (cancelled)***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***581 100***

Information on state registration of the report on the issue results:
Registration date: ***20.02.1998***
State registration authority: ***Omsk regional department of Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
Since September 23, 1997 trading of JSC "Khantymansiyskokrtelecom" shares is carried out by trade organizer – Russian Trade System, originally - RTS-2, and since October 13, 1997, in accordance with RTS Rules of listing and delisting, trading of the Company shares was transferred to RTS.

Additional essential information on the securities of the issue:
The highest sale price of a preferred share of the forth issue in Russian Trade System - 37,00 USD (March 13, 1998), the lowest - 1,50 USD (September 23, 1998).

Serial number of issue: ***5***
Category: ***common***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***15***

Securities quantity of the issue: ***17 432 600***
Total amount of the issue: ***261 489 000***

State registration of the issue:
Registration date: ***23.11.1998***
Registration number: ***1-05-00013-F***
State registration authority: ***Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***3.12.1998 - 3.12.1998***

Current state of the issue: ***placing is completed***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***17 432 600***

Information on state registration of the report on the issue results:
Registration date: ***25.01.1999***
State registration authority: ***Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
JSC "Khantymansiyskokrtelecom" shares are traded at RTS Stock exchange, Moscow Stock exchange, Moscow Interbank currency exchange.
The Company shares were listed in RTS Stock exchange and Moscow Stock exchange, at

Moscow Interbank currency exchange the shares are traded without inclusion in Quatable lists (unlisted securities).

Additional essential information on the securities of the issue:
Information on JSC "Khantymansiyskokrtelecom" shares trading at RTS Stock exchange for II quarter of 2001:
Name: common nominal shares
Minimum quotation for buying: $1,44
Maximum quotation for buying: $2,10
Minimum quotation for sale: $1,50
Maximum quotation for sale: $2,45
Market price on 29.06.2001: $1,95
Trade volume: $336786 / 199510 shares
Number of deals: 36 shares

Serial number of issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of securities: ***nominal non-documentary***
Face value of one share of the issue: ***15***

Securities quantity of the issue: ***5 811 000***
Total amount of the issue: ***87 165 000***

State registration of the issue:
Registration date: ***23.11.1998***
Registration number: ***2-05-00013-F***
State registration authority: ***Federal Securities Commission of Russia***

Type of placing: ***conversion***
Period of placing: ***3.12.1998 - 3.12.1998***

Current state of the issue: ***placing is completed***
Quantity of actually placed securities in accordance with the registered report on the issue results: ***5 811 000***

Information on state registration of the report on the issue results:
Registration date: ***25.01.1999***
State registration authority: ***Federal Securities Commission of Russia***

Restrictions on the circulation of the securities of the issue (if applicable):
No

Market information on the securities of the issue:
JSC "Khantymansiyskokrtelecom" shares are traded at RTS Stock exchange, Moscow Stock exchange, Moscow Interbank currency exchange.
The Company shares were listed in RTS Stock exchange and Moscow Stock exchange, at Moscow Interbank currency exchange the shares are traded without inclusion in Quatable lists (unlisted securities).

Additional essential information on the securities of the issue:
Information on JSC "Khantymansiyskokrtelecom" shares trading at RTS Stock exchange for II quarter of 2001:

Name: preferred nominal shares
Minimum quotation for buying: $0,41
Maximum quotation for buying: $0,95
Minimum quotation for sale: $0,49
Maximum quotation for sale: $1,30
Market price on 30.03.2001: $0,76
Trade volume: $95171 / 137300 shares
Number of deals: 13

57. Information on the emitter bonds.
There were no bond issues.

Г. Other information on the emitter securities.

58, 59, 60. Rights of the emitter shareholders. Dividends on the emitter shares.

58.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Complete name of the shares category/type: ***common nominal non-documentary shares***
Rights of holders of shares of the given category (type):

General rights of the shareholders:
·freely assign shares belonging to them;
· to receive a part of the net income (dividends), subject to distribution between the shareholders in the order, provided by the Charter, depending on the category of shares belonging to them;
· to receive a part of the Company property value (liquidation value), remained after the Company liquidation, proportionally to the number of shares of the correspondent category belonging to them;
· to have free access to the Company documents in order provided by the Charter, and to obtain their paid copies;
- to transfer all or a part of rights, provided to by the share of the corresponding category, to their representative (representatives) on the basis of a proxy;
· to appeal to court with suits;
· to get acquainted with information, forming state secret, only in the order stated by law;
· to realize other rights, provided by Charter, legislation, as well as decisions of the common meeting, accepted in accordance with its competency.

All common shares of the Company have the same face value, they are nominal and provide the same rights to their holders.
Common shares of the Company are polling shares on all the issues of the general meeting competence.
Holders of the common shares have the right of receiving dividends only after holders of preferred shares, the amount of which dividends is defined by the Company Charter.
Holders of the common shares participate in distribution of the Company property in case of its liquidation in the third turn after payments on the shares, which should be redeemed according to the Company Charter (the first turn), after payment of set off but not paid dividends on preferred shares and liquidation value of preferred shares defined by the Charter (the second turn).

Dividend is a part of the Company net income for the current year, distributed among shareholders proportionally to the number of their shares of the correspondent categories, referred to the authorized capital of the Company.
The Company has the right quarterly, once half a year or once a year to make a decision on payment of dividends on the placed shares, referred to the authorized capital.
The Company is obliged to pay dividends declared on the each category of shares.
Dividends are paid by money. Dividends can be also paid by other property on the decision of the corresponding management body of the Company in case of the shareholder consent for reception of dividends in such a form.
Decision on the payment of annual dividends, amount of the dividend and form of its payment on shares of the each category is made by the general meeting on recommendation of Board of Directors of the Company. Amount of annual dividends can

not be more than recommended by Board of Directors of the Company.
Dividends are not set off and not paid on shares, not issued in circulation, obtained on the balance of the Company on the decision of Board of Directors, redeemed on the balance of the Company and received in the Company disposal in view of violation of the buyer's responsibilities on their acquisition.
Dividends are set off and paid only on completely paid shares.
The interests are not set off on not-paid and not received dividends. The shareholder has the right to demand payment of not received dividends irrespective of debt period.
The date of payment of the annual dividends is defined by the decision of the general meeting of shareholders, which should be paid within the current year, in which the decision on dividends payment is made.
For payment of dividends Board of Directors of the Company makes a list of the persons having the right on receiving the dividends.

The list of the persons, having the right on receiving the annual dividends, include shareholders and nominal holders of shares, entered in the register of the Company shareholders for the day of scheduling the list of persons, having the right to participate in the annual shareholders meetings.
The Company has no right to make a decision on the payment (announcement) of annual dividends:
· before complete payment of the whole authorized capital;
· before redemption of all the shares, which must be redeemed in accordance with the section 11.4. of the Charter
· if at the time of dividends payments it has the signs of insolvency (bankruptcy) in accordance with legal acts of the Russian Federations on insolvency (bankruptcy) of enterprises or specified signs appear in the Company as a result of dividends payment;
· if the cost of the Company net assets is less than its authorized capital, reserve fund and the excess over the face value, determined by the Charter of liquidation cost of the placed preferred shares, or will become less than their amount as a result of dividends payment.

Dividends on the shares of the given category (type):
Period: ***1994, IV quarter***
Amount of dividends on one share (Rbl.): ***0***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***0***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***0***

Period: ***1995, IV quarter***
Amount of dividends on one share (Rbl.): ***9 000***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***1 568 934 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***1 567 480 570***

Period: ***1996, IV quarter***
Amount of dividends on one share (Rbl.): ***1 923***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***3 343 101 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***3 305 420 080***

Period: ***1997, IV quarter***

Amount of dividends on one share (Rbl.): ***4.46***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***7 771 595***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***7 632 330***

Period: ***1998, IV quarter***
Amount of dividends on one share (Rbl.): ***0***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***0***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***0***

Period: ***1999, IV quarter***
Amount of dividends on one share (Rbl.): ***0.27***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***4 706 802***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***4 624 123***

Period: ***2000, IV quarter***
Amount of dividends on one share (Rbl.): ***1***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***17 432 600***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***0***

Amount of the set off dividends on the shares of the given category (type), which term of payment has not begun yet (Rbl.): ***1***

58.2

Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***nominal non-documentary***
Complete name of the shares category/type:: ***preferred nominal non-documentary type A shares***
Rights of holders of shares of the given category (type):

General rights of the shareholders:
- ***freely assign shares belonging to them;***
- ***to receive a part of the net income (dividends), subject to distribution between the shareholders in the order, provided by the Charter, depending on the category of shares belonging to them;***
- ***to receive a part of the Company property value (liquidation value), remained after the Company liquidation, proportionally to the number of shares of the correspondent category belonging to them;***
- ***to have free access to the Company documents in order provided by the Charter, and to obtain their paid copies;***
- ***to transfer all or a part of rights, provided to by the share of the corresponding category, to their representative (representatives) on the basis of a proxy;***
- ***to appeal to court with suits;***
- ***to get acquainted with information, forming state secret, only in the order stated by law;***
- ***to realize other rights, provided by Charter, legislation, as well as decisions of the common meeting, accepted in accordance with its competency.***

Preferred shares of the Company of one type have the same face value and provide the same rights to their holders..
Holders of preferred shares have the right to take part in general meetings without voting right, except the cases provided by the current legislation and the Company Charter.
Holders of preferred shares have the priority right in comparison with holders of common shares in receiving:
· dividends in amount and order provided by the company Charter;
· set off but not paid dividends in case of the Company liquidation;
· part of the Company property value (liquidation value), remained after its liquidation.
In case of its liquidation the Company guarantees to direct to the holders of preferred shares for payment of liquidation value no more than twenty five per cent of the property value, remained after payments to creditors and payments on the shares which should be redeemed in accordance with section 11.4. of the Company Charter.

Dividend is a part of the Company net income for the current year, distributed among shareholders proportionally to the number of their shares of the correspondent categories, referred to the authorized capital of the Company.
Dividends on preferred shares are paid in the amount of ten per cent of the share face value.
Dividends on preferred shares can be paid at the expense of specially intended for that funds, forming at the expense of last years income.
The Company has the right quarterly, once half a year or once a year to make a decision on payment of dividends on the placed shares, referred to the authorized capital.
The Company is obliged to pay dividends declared on the each category of shares.
Dividends are paid by money. Dividends can be also paid by other property on the decision of the corresponding management body of the Company in case of the shareholder consent for reception of dividends in such a form.
Decision on the payment of annual dividends, amount of the dividend and form of its payment on shares of the each category is made by the general meeting on recommendation of Board of Directors of the Company. Amount of annual dividends can not be more than recommended by Board of Directors of the Company.
Dividends are not set off and not paid on shares, not issued in circulation, obtained on the balance of the Company on the decision of Board of Directors, redeemed on the balance of the Company and received in the Company disposal in view of violation of the buyer's responsibilities on their acquisition.
Dividends are set off and paid only on completely paid shares.
The interests are not set off on not-paid and not received dividends. The shareholder has the right to demand payment of not received dividends irrespective of debt period.
The date of payment of the annual dividends is defined by the decision of the general meeting of shareholders, which should be paid within the current year, in which the decision on dividend payment is made.
For payment of dividends Board of Directors of the Company makes a list of the persons having the right on receiving the dividends.
The list of the persons, having the right on receiving the annual dividends, include shareholders and nominal holders of shares, entered in the register of the Company shareholders for the day of scheduling the list of persons, having the right to participate in the annual shareholders meetings.
The Company has no right to make a decision on the payment (announcement) of annual dividends:
· before complete payment of the whole authorized capital;
· before redemption of all the shares, which must be redeemed in accordance with the section 11.4. of the Charter

· if at the time of dividends payments it has the signs of insolvency (bankruptcy) in accordance with legal acts of the Russian Federations on insolvency (bankruptcy) of enterprises or specified signs appear in the Company as a result of dividends payment;
· if the cost of the Company net assets is less than its authorized capital, reserve fund and the excess over the face value, determined by the Charter of liquidation cost of the placed preferred shares, or will become less than their amount as a result of dividends payment.

Dividends on the shares of the given category (type) :
Period: ***1994, IV quarter***
Amount of dividends on one share (Rbl.): ***294***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***17 084 340***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***17 032 750***

Period: ***1995, IV quarter***
Amount of dividends on one share (Rbl.): ***135 725***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***7 886 980 000***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***7 843 949 560***

Period: ***1996, IV quarter***
Amount of dividends on one share (Rbl.): ***9 465***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***5 500 111 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***5 420 752 820***

Period: ***1997, IV quarter***
Amount of dividends on one share (Rbl.): ***9.465***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***5 490 031***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***5 239 709***

Period: ***1998, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***8 716 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***8 278 818***

Period: ***1999, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***
Total amount of dividends set off on a share of the given category (type) (Rbl.): ***8 716 500***
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): ***8 354 852***

Period: ***2000, IV quarter***
Amount of dividends on one share (Rbl.): ***1.5***

Total amount of dividends set off on a share of the given category (type) (Rbl.): *8 716 500*
Total amount of dividends actually paid on the shares of the given category (type) (Rbl.): *0*

Amount of the set off dividends on the shares of the given category (type), which term of payment has not begun yet (Rbl.): *1.5*

61. Restrictions in circulation of the securities.

See items 56 and 57

62. Other essential information on the emitter securities.

On the basis of the agreement with the registrar - JSC "Registrator-Svyaz" about transfer-agency relations, JSC "Khantymansiyskokrtelecom" receives from the securities holders and send to the registrar orders for entering alterations in the register and for obtaining information from the register, and also receives from the registrar and send to the securities holders extracts and notifications received from the registrar.
Also the Company concluded and executes the contract with National Association of Stock Market Participants (NASMP) about information distribution by means of its arrangement in the NASMP System of complex information distribution about the emitters in Internet.
The American Securities and Exchange Commission (SEC) registered the issue of ADR level I for JSC "Khantymansiyskokrtelecom" shares. The Company depositary on the ADR program is the Bank of New York. The program ADR level I stipulates issue of 10 million of receipts. One ADR corresponds to one common share of JSC "Khantymansiyskokrtelecom" with face value 15 rubles.

APPENDIX

Accounting
for the first half of 2001

ACCOUNTING POLICY

"APPROVED"
General Director
JSC "Khantymansiyskokrtelecom"

______________________ *Eduard V. Lebedev*

REGULATIONS
ON ACCOUNTING
JSC "KHANTYMANSIYSKOKRTLECOM"

" ACCOUNTING POLICY OF 2001"

Accepted by the decision of
JSC "Khantymansiyskokrtelecom" Management
No. ______ date ____ ___________ 2001

1. General provisions

1.2. Main organizational principles.

1.2.1. By its organization the Company consists of General Direction and subsidiaries put on separate balances, and also a representation in Moscow.
1.2.2. The subsidiaries of JSC «Khantymansiyskokrtelecom» are located in different cities of Khanty-Mansiysk autonomous region. According to the Tax Code of the Russian Federation they are obliged to pay taxes and dues in the place of their location.
1.2.3. For organization and conducting bookkeeping in all the subsidiaries the accounting departments were established for providing collection, grouping and registration of the documents, their processing and forming of accounting.
1.2.4. Management of bookkeeping services of the General Direction and subsidiaries is carried out by chief accountants, controlled accordingly by directors of subsidiaries and the chief accountant of the Company.
1.2.5 General Director and the chief accountant of the Company, corresponding directors and chief accountants of the subsidiaries are responsible for organization of bookkeeping, observance of legislation at execution of economic operations, supervision of the property circulation and execution of obligations, conducting bookkeeping and duly representation of the Company accounting in the corresponding state bodies.
1.2.6. Distribution of rights, duties and responsibility between Directors of the Company and its subsidiaries, and chief accountants is regulated:
· by the Law " On bookkeeping " dated November 21, 1996 No. 129-ФЗ;
· by the Order of the Ministry of Finance of the Russian Federation dated 29.07.98 No. 34н "On the approval of Regulations on conducting bookkeeping and accounting in the Russian Federation";
1.2.7. Control of the Company property safety, legality and practicability of financial economic activity and also reliability of registration and accounting data is provided by the system of internal supervision. The most important elements of this system are:
· Revision Commission of the Company;
· Control services of the subsidiaries providing organization of inventory activity;
· Groups (specialists of all branches) of the internal supervision of General Direction;
1.2.8. The order of the documents circulation between General Direction of the Company, its subsidiaries and the Representation is regulated by the schedule of document circulation, which is formed by the each department of the Company General Direction;
1.2.9. The order of the document circulation between subdivisions of the subsidiaries is regulated by the schedules of document circulation of the subsidiaries.

1.1. Main normative documents
The form and the methods of bookkeeping in the Company should meet to the following main normative documents:

1.1.1. Law "On bookkeeping" dated 21.11.96 No.129-ФЗ;
1.1.2. Law of the Russian Federation "On joint-stock companies" dated 26.12.95 No.208-ФЗ (in wording of the Federal law dated 13.06.96 No.65-ФЗ);
1.1.3. Order of the Ministry of finance of Russian Federation dated 29.07.98 No. 34н "On the approval of Regulations on conducting bookkeeping and accounting in the Russian Federation";
1.1.4. Standards on bookkeeping:
1.1.4.1. Regulations on bookkeeping (RBK) 1/98 "Accounting policy of an enterprise" (Order of the Ministry of Finance of the Russian Federation dated 09.12.98 No. 60н);
1.1.4.2. RBK 2/94 "Accounting of agreements (contracts) on capital construction" (Order of the Ministry of Finance of the Russian Federation dated 20.12.94 No. 167);
1.1.4.3. RBK 3/2000 "Accounting of property and obligations, which value is expressed in foreign currency " (Order of the Ministry of Finance dated 10.01.00 No. 2н);
1.1.4.4. RBK 4/99 "Bookkeeping of an organization " (Order of the Ministry of Finance dated 06.07.99 No. 43н);

1.1.4.5. RBK 5/98 "Accounting of inventories" (Order of the Ministry of Finance dated 15.06.98 No. 25н);
1.1.4.6. RBK 6/97 "Accounting of the fixed assets" (order of the Ministry of finance dated 03.09.97 No. 65н);
1.1.4.7. RBK 7/98 "Events after the accounting date " (Order of the Ministry of Finance dated 25.11.98 No. 56н);
1.1.4.8. RBK 8/98 "Conventional facts of economic activity " (Order of the Ministry of Finance dated 31.12.98 No. 57н);
1.1.4.9. RBK 9/99 "Incomes of an organization " (Order of the Ministry of Finance dated 06.05.99 No. 32н);
1.1.4.10. RBK 10/99 "Expenditures of an organization" (Order of the Ministry of Finance dated 06.05.99 No. 33н);
1.1.4.11. RBK 11/2000 "Information on affiliated entities " (Order of the Ministry of Finance of the Russian Federation dated 13.01.00 No. 5н);
1.1.4.12. RBK 12/2000 "Information on segments" (Order of the Ministry of Finance of the Russian Federation dated 27.01.00 No. 11н);
1.1.4.13. RBK 13/2000 "Accounting of the state assistance " (Order of the Ministry of Finance of the Russian Federation dated 16.10.00 No. 925н);
1.1.4.14. RBK 14/2000 "Accounting of non-material assets" (Order of the Ministry of Finance of the Russian Federation dated 16.10.00 No. 91н);
1.1.4.15.
1.1.5. Order of the Ministry of Finance of USSR dated 01.11.91 No. 56 "Instruction on using a plan of book keeping accounts of financial economic activity of enterprises" (in edition of the Orders of the Ministry of Finance of the Russian Federation dated 28.02.94 No. 173, 28.07.95 No. 81, 27.03.96 No. 31, 17.02.97 No. 15);
1.1.6. Order of the Russian Federation Government of 05.08.92. No. 552 "Regulations on structure of expenditures of production and realization of products (operations, services), included in the cost price of products (operations, services), and on the order of forming financial results which are taken into account at the taxation of the profit " (in edition of the Orders of the Russian Federation Government dated 01.07 95 No. 661, 20.11.95 No. 1133, 14.10.96 No. 1211, 22.11.96 No. 1387);
1.1.7. Order of USSR Ministry dated 22.10.90 No. 1072 "On uniform norms of amortisation deductions on complete restoration of the fixed assests";
1.1.8. Regulation "On the order of amortisation deductions on the fixed assets in the national economy", approved by USSR State Plan, Ministry of Finance of USSR, State Bank of USSR, State prices committee of USSR, State statistics committe of USSR and State construction of USSR 29.12.90 No.ВГ-21-Д;
1.1.9. Order of the Russian Federation Government dated 19.08.94 No. 967 "On usage of speed amortization mechanism and reassessment of the fixed assets" (according to the list high-technological main means dated 20.12.99, approved by the order of the General Director of the Company No. 31 dated 04.02.2000);
1.1.10. The mentioned documents represent the opened list, which is added by newly accepted normative acts on bookkeeping and taxation.

2. Ways of conducting bookkeeping.
Evaluation of separate kinds of property and obligations

2.1. Accounting of the own and rented fixed assets.

2.1.1. The fixed assets include buildings, working and powered machines and equipment, measuring and regulating instruments and devices, computer technology, transportation facilities, instrument, production and economic stock and accessories, working, productive and pedigree cattle, long-term plantings and others, having the cost for date of acquisition not less than stated by the law hundredfold amount of minimum monthly salary for a unit irrespective of period of their beneficial use, and also capital

investments in radical meliorating of grounds (drainage, irrigation and others melioration operations) and in the rented objects of the fixed assets. In case of changing the amount of minimum monthly salary the cost of the mentioned subjects, when referred to the fixed assets, is defined in accordance with the order of the General Direction of JSC «Khantymansiyskokrtelecom»;

2.1.2. Accounting of the fixed assets is conducted on the balance of the General Direction of JSC «Khantymansiyskokrtelecom». The analytical accounting is conducted in the sections of subsidiaries, groups, preferential categories, ciphers of amortization norms, ciphers of expenditures reference in view of the kind of the objects of the fixed assets used in the Company, and necessities of the administrative accounting. Preferential categories include those objects which have privileges at calculating of the property tax according to points "г" and "д" item 6 section II of the instruction of the Russian Federation State Tax Inspection dated 08.06.95 г No. 33 (edition 02.04.98) "On the order of calculus and the payments the tax on property of the enterprises in the budget";

2.1.3. Tax aspects of the centralized account of the fixed assets.

2.1.3.1. Property tax calculations

Property tax calculation is made in the centralized order by bookkeeping service of General Direction of JSC «Khantymansiyskokrtelecom». In subsidiaries of the Company property tax calculation is made without taking fixed assets into account (when calculating the taxed basis, data on the account 01 "Fixed assets" which is absent in the balance of the subsidiary, are not taken into account). The accounting department of General Direction makes property tax calculations on the property of each subsidiary only under the account 01 "Fixed assets" and address to the subsidiary not later than 10 days preceding the period for delivery the quarter calculation to State Tax Inspection in the place of the subsidiary registration. A subsidiary present two calculations on the given kind of tax in State Tax Inspection in the place of its registration:

· tax calculation containing subsidiary indexes (i.e. items reflected in the subsidiary balance)

· tax calculation received from accounting department of General Direction (i.e. with the information on the account 01 "Fixed assets ");

The bookkeeping records on charging the property tax are made by accounting department of General Direction. Thus together with other indices the index under the account 01 "Fixed assets" accounted in view of the fixed assets of each subsidiary participates in accounting of property. Repayment of the property tax is made by subsidiaries of the Company on the basis of two accounts handed over. Thus in bookkeeping records of a subsidiary the set off of debts to the budget under the property tax is made only on account containing items of subsidiary balance. When performing payment of the tax on account received from General Direction, an applicable notification is formed. When paying the property tax the provisions of item 2 article 11 of Tax Committee of the Russian Federation, in edition of the Federal law dated 09.07.99 No. 154-ФЗ are considered.

Bookkeeping postings in a subsidiary:

On account the property tax of a subsidiary made 200 rubles, on account received from General Direction the tax amount made 1000 rubles (by the fixed assets registered on outbalance account of a subsidiary).

Debit 80 Credit 68 - charge of the subsidiary tax (200 rubles);

Debit 68 Credit 51 - transferring the tax in State Tax Inspection in the place of subsidiary registration 1200 rubles;

Debit 79 Credit 68 - the payment is transferred to General Direction (1000 rubles);

After completion of property tax calculations a subsidiary makes quarterly verification with State Tax Inspection. Not later than the first day of each account quarter acts of verification with State Tax Inspection should be presented to accounting department of General Direction.

2.1.3.2. Value added tax calculations

Value added tax is calculated and is paid at the place of General Direction location (according to the letter of Taxes and dues Ministry of the Russian Federation dated 12.02.2001 No. ВГ-6-03/130). Reference information on the tax amount subject to payment at the subsidiary location is presented to tax bodies at the place of subsidiaries location.
For determination of the tax amount presented as referential in tax bodies, the index of average number is applied. Average number of employees does not include number of exterior job combiners and number of the employees working on the contracts of civil-law character. The personnel manager of General Direction monthly presents information about average number of subsidiaries and General Direction employees to the accounting department of General Direction.
Till the 15th day of a month, following the account one subsidiaries and other detached divisions (further - subsidiaries) present to the accounting department of General Direction information on VAT calculated from the amounts, obtained from the buyers and paid to the suppliers (as completed declarations on value added tax).
At preparation of the information to follow the Tax Code (the second part) dated 05.08.2000 No. 117-ФЗ and Instruction on filling in the declaration on value added tax approved by the Order of Taxes and dues Ministry of the Russian Federation dated 27.11.2000 No. БГ-3-03/407.
VAT amounts accounted on the account 19 "Value added tax on acquired values" paid by a subsidiary at acquisition of goods (operations, services) are reflected in bookkeeping of a subsidiary by record:
Debit 79 Credit 19 - for VAT amount, subject to deductions (according to the requirements of the Tax Code).
VAT amounts accounted on the account 76 "Accounts on charged VAT" paid by the buyers of goods (operations, services) are reflected in bookkeeping of a subsidiary by record:
Debit 76 Credit 79 - for VAT amount paid by the buyers of goods (of operations, services) subject to payment in the budget (according to the requirements of the Tax Code).
Debit 79 Credit 51 - for VAT amount subject to payment in the budget diminished for the amount of tax deductions according to the requirements of the Tax Code.

In bookkeeping of the accounting department of General Direction the records on the accounts are made accordingly:
Debit 19 Credit 79
Debit 79 Credit 68
Debit 51 Credit 79

According to the Rules of accounting of received and issued invoices, books of purchases and books of sales at value added tax calculation (hereinafter referred to as "the Rule"), subsidiaries keep an account register of original invoices received from sellers, an account register of invoices issued to buyers (second copies). Registers of received and issued invoices should be tied, and their pages numbered. Registers of received and issued invoices properly arranged are directed to the accounting department of General Direction quarterly in terms of subsidiary intermediate reporting.
According to Rules the subsidiaries keep a book of purchases intended for registering of invoices issued by sellers and a book of sales intended for registering of invoices (tapes of checking - cash machines, forms of strict reporting) issued to the buyers. The book of purchases and the book of sales should be tied, and their pages numbered and clamped with a seal. The book of purchases and the book of sales properly arranged are directed

to the accounting department of General Direction quarterly in terms of subsidiary intermediate reporting.
Subsidiaries which carry out (by proxy of JSC «Khantymansiyskokrtelecom») business activity in interests of other organization on commission or agency agreements, invoices issued to the buyers are registered in the book of sales in the income part, obtained as compensations (any other incomes) at execution any of the mentioned agreements.

Registration of tapes of checking - cash machines in the book of sales is carried out in the last day of a calendar month for a tax period (month).

When selling products (operations, services) the applicable invoices are issued not later than five days from the day of the products delivery (execution of operations, providing services), i.e. invoices are issued every five days.

2.1.3.2a. According to the requirements of the Instruction of State Tax Service of the Russian Federation dated 11.10.95 No. 39 (with alterations and additions), VAT amounts paid for a foreign organization, not registered in a tax body, are reflected in bookkeeping by records under the accounts:
- Debit of the account 60 "Accounts with suppliers and contractors " and credit of the account 68 "Accounts with the budget " for VAT amount, subject to payment in the budget at the expense of the foreign supplier means;
- Debit of the account 68 "Accounts with the budget " and credit of the account 51 "Settlement account" for the amount of transferred in the budget VAT amounts at the expense of a foreign supplier means;
- Debit of the account 68 "Accounts with the budget " and credit of the account 19 "VAT on the obtained goods (operations, services)" for the amount of VAT paid in the budget at the expense of a foreign supplier means.
2.1.3.3. Other taxes calculations

The charge of the tax from the owners of vehicles is made by the accounting department of General Direction. The payment is performed by subsidiaries of the Company to State Tax Inspection at the place of registering. Postings and calculations are similar to calculations on administrative management personnel expenditures.

The charge of the tax on vehicle purchase is made by the accounting department of General Direction.
2.1.4. Objects of the fixed assets used on the rent contracts should be accounted on the outbalance account 001 "Rented fixed assets" (except for cases stipulated the leasing contracts) in an estimation received in the contract of rent;
2.1.5. Objects of the fixed assets acquired in exchange for other property, different from money resources are reflected in bookkeeping at the cost of interchanged property, on which it was reflected in bookkeeping balance;
2.1.6. Objects of the fixed assets obtained on the contract of presenting and in diverse cases of free of charge receiving, are reflected in bookkeeping at market cost for date of registering;
2.1.7. Change of the fixed assets cost, with which they are received to bookkeeping, is possible in cases of additional construction, additional arranging, reconstruction and partial liquidation or performing operations of capital nature. And also as a result of reassessment of the fixed assets under the order of Government or under the decision of the Company not more often than once a year on reconstruction cost by indexing or direct recalculation on documentary confirmed market prices with referring of appearing differences to the accessory capital of the enterprise, if is not state otherwise by the legislation of the Russian Federation.
2.1.8. Acceptance of the fixed assets objects to bookkeeping should be realized on the basis of authorized by the principal of the organization (JSC «Khantymansiyskokrtelecom») deed (receipt invoice) of acceptance-conveyance of the fixed assets, which is composed for each separate inventory object. The common act in

the same order receives to accounting inventory plants of the same type and the same cost, which are received to bookkeeping simultaneously.
2.1.9. Amortization of the fixed assets objects is made by a linear way, outgoing from their cost on 01.01.2000 by applying amortization norms stated in the Order of Soviet Ministry of USSR dated 22.10.90 No. 1072 "About uniform norms of amortization deductions for complete restoration of the fixed assets of the national economy of USSR ".
2.1.10. During the period of beneficial usage of the fixed assets objects, the charge of amortization deductions is not paused, except for the cases of their presence in reconstruction and modernization, under the decision of the General Director, and the fixed assets, transferred under the decision of the General Director on conservation for the term of more than three months;
2.1.11. With the purposes of additional resources research for financing modernization of production and at presence, according to item 7 of the Order of the Russian Federation Government dated 19.08.94 г No. 967, resolution given to the Company on applying the mechanism of speed amortization for active part of production assets, to enter for substitution of morally and physically obsolete equipment raising amortization coefficient -2. The list of communication lines and equipment, dated 20.12.99, on which the mechanism of speed amortization is applied, is approved by the order of General Director of JSC «Khantymansiyskokrtelecom» No. 31 dated 04.02.2000 (appendix No.1). Decision on applying coefficient of speed amortization of the newly entered fixed assets objects is received by a commission defined in the Company. The decision of the commission is underlined in the act OC-1 at launching the object.

2.2. Accounting of investment operations
Accounting of non-material assets.
2.2.1. Non-material assets used in economic activity during a period, exceeding 12 months, and bringing income should include the following objects meeting all conditions, provided by item 3 RBK 14/2000, - objects of intellectual property (exclusive right on results of intellectual activity):
2.2.1.1. Exclusive right of a patent owner on invention, industrial sample, beneficial model;
2.2.1.2. Exclusive copyright on the computer programs, data base;
2.2.1.3. Property right of the author or other legal owner on topology of integrated microcircuits;
2.2.1.4. Exclusive right of the owner on a trade mark and service mark, name of a place of origin of goods;
2.2.1.5. Exclusive right of a patent owner on selection achievements.
2.2.1.6. In the structure of non-material assets business reputation of organization and organizational expenditures (expenditures connected with formation of the legal entity, recognized according to the constituent documents as a part of the contribution of the participants (founders) in the authorized capital of the organization) should be also taken into account. Structure of non-material assets does not include intellectual and business qualities of the organization personnel, their proficiency and working capacity, as they are nonseparable from the carriers and can not be used without them.
2.2.2. Cost of non-material assets objects should be redeemed by setting off amortization during a defined term of their beneficial use. On non-material assets, when it is impossible to define the period of beneficial use, the norms of cost carrying are fixed for ten years (but no more than period of organization activity). On objects, on which the redemption of cost is made, amortisation deductions are defined by a linear way outgoing from norms estimated by organization on the basis of the period of their beneficial use.
2.2.3. The structure of the constantly acting commission on establishment of the period of beneficial use of non-material assets is approved by the directors of the Company subsidiaries as agreed with the chief accountant of a subsidiary.

2.2.4. Amortization is not set off on non-material assets obtained on the presentation contract and free of charge during privatization, acquired with the use of budget assignments and other similar means (in a part of cost referred to the value of these means).

Accounting of capital investments.
2.2.5. Construction and mounting work which did not pass through all the stages, provided by design-estimated documentation and not received by the Company (customer), fall into incomplete production.
2.2.6. The Company expenditures on acquired material assets at construction work by contract and economic ways, are received in the amount of actual expenditures. At transferring by the Company (customer) of material resources to contract organizations for object building plant on conditions of transfer, these materials are accounted by subsidiaries of the Company (customer) as transferred raw materials. Transferred raw materials are materials transferred without payment of their cost and subjects to processing on the turnkey contracts. For accounting of transferred materials the Company uses the following subaccounts of the account No. 10 "Materials":
10/7 - " Materials in processing";
10/8 - "Building materials";

2.2.7. When the accounting department receives the documents confirming transfer of building materials to Contract organization, the following record is made in the accounting:
Debit 10/7 Credit 10/8 - on cost of materials transferred on building.

2.2.8. At the end of account month together with the form 2B Contract organization presents a report checked out by the curator of the object, about actual spending of materials obtained from the Customer in form according to appendix No.1 to the order dated 20.08.99 No.352.
2.2.9. On the basis of the approved report on actual spending of materials, the Company refers their cost to expenditures connected with the object construction, reflected in account 08 of "Capital investments". These amounts are not included in the volume of executed work ("Information on cost of the executed operations and expenditures " Ф. No. KC-3), VAT taxable at Contract organization:
Debit 08 Credits 10/7 - on cost of the used materials.
Debit 08 Credits 68 - for VAT amount.
2.2.10. Analytical accounting of capital investments connected with construction and acquisition of the fixedn assets is made on objects, expenditures on construction work and reconstruction, equipment mounting, acquisition of equipment requiring mounting, acquisition of equipment not requiring mounting, design and exploration work, other expenditures.
2.2.11. Not applying of the abovementioned procedure of the accounting materials on transferring conditions is allowed only in case of repair of the main production assets.
2.2.12. Enterprise expenditures connected with setting off remuneration (including deductions in off-budget funds) to the specialists of subsidiaries, participating in consulting on issues of design of newly builded objects of the fixed assets are reflected by records on accounts of bookkeeping:
In subsidiaries:
Debit 79 Credit 70 - for the amount of the set off remuneration;
Debit 79 Credit 69 - deduction in off-budget funds;
In General Direction:
Debit 08 Credit 79 - for the sum of the set off premium and deductions in off-budget funds.
As remuneration is set off in the accounting department of General Direction the subsidiaries present specification of the abovementioned expenditures with indication of

the specialist surname, amount of the set off remuneration, amount of the set off contributions to off-budget funds with the signature of the chief accountant of a subsidiary.
The copy of the order on engagement of subsidiary specialists to consulting is presented to the accounting department of General Direction by the head of the design department.

2.3. Accounting of inventories.

2.3.1. Accounting of low-valued and quickwearing subjects.
2.3.1.1. The structure of low-valued and quickwearing subjects include work facilities having the cost for the date of acquisition less than hundredfold amount of minimum monthly salary defined by law. In case of changing the amount of minimum monthly salary the cost of the mentioned subjects, when referred to low-valued and quickwearing subjects, is defined in accordance with the order of the General Direction of JSC «Khantymansiyskokrtelecom»;
2.3.1.2. The cost of low-valued and quickwearing subjects is redeemed by setting off of wear at a rate of hundred percents of their cost at transferring from a warehouse into operation;
2.3.1.3. Rejection of low-valued and quickwearing subjects, which cost constitutes no more than one twentieth (1/20) of a limit for a unit, established by the Company, is carried out in accordance with their putting into operation;

2.3.2. Accounting of inventories.
2.3.2.1. Book keeping of inventories (raw materials, low-valued and quickwearing subjects, goods) is made by groups defined according to specificity of production and according to necessities of administrative accounting. Acceptance to accounting of inventories is carried out under the actual cost price of their acquisition, i.e. the cost price include a purchase price of material assets, expenditures on transportation, storage, customs registration and other expenditures;
2.3.2.2. In bookkeeping when reflecting expenditures on transportation and storage of inventories, in case of impossibility of their direct inclusion in the cost of inventories (on the basis of the primary registration documents), indirect distribution proportionally to volume indexes is allowed;
2.3.2.3. At indirect distribution of expenditures on transportation and storage of commodity material assets the accounts 15 "Storage and acquisition of materials" and 16 "Deflection in cost of materials " can be used. Prices stated in contract of supply and accordingly in invoices should be used as registration prices;
2.3.2.4. Storing expenditures on delivery and stocking up of materials and low-valued and quickwearing subjects should be accounted in structure of deflections (On the account 16 "Transport and stocking up expenditures") by kinds of inventories with their monthly rejection on the expenditures accounting proportionally to registration cost of inventories. Thus rejection percent of storing and stocking up expenditures is defined as ratio of inventories cost, written off to the accounts of expenditures, to the cost of inventories, received by the enterprise (taking into account the remainder by the month beginning in a concrete accounting period). Amount of written off storing and stocking up expenditures is defined as product of received percent and amount of storing and stocking up expenditures for the accounting period (taking into account the remainder by the period beginning);
2.3.2.5. The obligatory basis for records under the accounts of inventories accounting is also the approved common transport scheme of the centralized inventories delivering and additions to the accounting policy of the Company;
2.3.2.6. Evaluation of material resources, written off to production, should be made on the method of average cost price;

2.3.2.7. Property acquired for charge should be evaluated by summation of actually performed expenditures on its buying; property obtained free of charge, - at market cost for the date of registration, manufactured by the enterprise - at the cost of its manufacturing.
2.3.3. SIM cards used for cellular subscribers identification are evaluated at cost of their purchase and are reflected under the debit of the account 41"Goods" in the correspondence with the credit of the payment accounts. Sale of SIM cards is reflected under the credit of the account 46 "Sale of products (operations, services)" in the correspondence with the account 62 "Payments of buyers and customers ".

2.4. Rules of bookkeeping.
Evaluation of cost price of products (operations, services)

2.4.1. Object of accounting of the cost price of products (operations, services) for all subsidiaries of the Company is the complete actual cost price of production (operations, services). Its accounting is conducted by each subsidiary of the Company in the section of expenditure kinds (expenditures on salaries, materials, amortization etc.) on calculation items on types of products (operations, services). On expense items expenditures are grouped depending on place and purpose (designation) of their originating and referred to each kind of services directly or indirectly.
2.4.2. Grouping and rejection of expenditures on production in subsidiaries stipulates their separation into direct expenditures and indirect expenses, with consequent calculation of complete cost price.
- direct expenditures in subsidiaries include material and labor expenditures of Main and Auxiliary production.

· Indirect expenses in subsidiaries do not depend on production volume and represent collection of expenditures on management (expenditures of the administrative and management body of a subsidiary) and economic service, which are reflected in the account 25 "General production expenditures ".

2.4.3. Direct expenditures are accumulated on subdivisions and kinds of expenditures of Main and Auxiliary production. Expenditures of subdivisions of Auxiliary production accumulated form the beginning of a month, are referred to the account 20 "Main production" of income centers , according to volumes of operations, executed for them.

2.4.4. General economic expenditures of the main production, as well as auxiliary productions, are accounted apart from direct expenditures. Monthly the given expenditures are included in structure of the actual industrial cost price their distribution by kinds of services on the account 20 "Main production" proportionally to sum of the main personnel salary;

General economic expenditures of General Direction are written off from the account 26 on general economic expenditures of subsidiaries proportionally to direct salary of subsidiaries employees, on the basis of quarterly account authorized by the Company Management.

2.4.5. Summary account of the Main production expenditures is performed on centers of income (kinds or groups of kinds of activity) and subsidiary as a whole.
2.4.6. The Company subsidiaries provide separate accounting of expenditures on the following types of activity (products, operations, services): intermediary, sale-purchasing, other types of activity, products and operations which need separate accounting (for example, taxable on profit tax and VAT under the different rates and free of the given taxes and privileged);
2.4.7. Payment of salaries is made according to the labor contracts;

2.4.8. The Company does not create reserves for payment of all kinds of expenditures, and also all kinds of repair. The repair expenditures are included in the cost price at the fact of their realization;

2.4.9. The structure of the actual industrial cost price of products (operations, services) is defined according to Regulations on structure of expenditures on production and realization of products (operations, services), included in the cost price of products (operations, services), and on the order of forming financial results taken into account at taxation of the profit (Order of the Russian Federation Government dated 05.08.92 No. 552 with alterations and additions).

2.4.10. For taxation purposes sales proceeds of products (operations, services) are defined in accordance with payment of delivered products (executed operations and provided services) on presented to the buyer (customer) the calculation documents (at clearing settlements - in accordance with receiving payments by banks, at cash payments - after receiving money by cash department, and at barter bargains - for the date of receiving the goods by an enterprise pointed in receipt waybills or record of acceptance of the goods from the buyer of operations and services).

2.4.11. Actual cost price of sold products (operations, services), for taxation purposes should be defined by the following procedure:

· to define volume of the paid provided services and executed operations (with deduction of receivables written off to the losses on the applicable bases) in their total amount. It is defined as the attitude of the sum of the received money resources (any other ways of obligations redemption) in payment of the executed operations and provided services to total amount of the executed operations and provided services at contractual cost according to the billed invoices (acts of executed operations);

· obtained coefficient should be multiplied by the amount of expenditures belonging to partially paid executed services.

2.4.12. For detection of financial results the income is defined on the moment of products (operations, services) delivery.

2.4.13. Accounting of income in the Company subsidiaries is made stage by stage. At the first stage industrial income of subdivisions as a difference between the main activity incomes and industrial cost price of services is calculated. At the second stage the accounting of the subsidiary net income is made. It is defined with the account of general production and general economic expenditures, and also profit from other kinds of activity and economic operations.

2.4.14. Rates differences detected upon termination of operation or at the end of account month, under the currency money accounts, accounts of payments and obligations, which cost is expressed in foreign currency, are written off in accordance with their determination on results of the organization financial activity. Rates and amounts differences are reflected under the account 80 "Profits and losses".

2.4.15. Non-sale incomes and the expenditures of subsidiaries are accounted under the account 80 "Profits and losses" in the section of sources of their formation.

2.4.16. Incomes received in an account period on account of the future periods, are reflected in the account 83 "Incomes of the future periods". These incomes are included in the results of economic activity of the period, they belong to.

2.4.17. Expenditures connected with mastering of new productions, installations, equipment, rent contributions for consequent periods, subscription payment and others are reflected under the account 31 "Expenditures of the future periods ".

2.4.18. In case of regular receiving incomes from delivery in lease objects of the fixed assets their reflection in bookkeeping is carried out under the account 46 "Realization of products (operations, services).

2.4.19. Above permitted standard expenditures, reflected on the applicable accounts of the production and circulation costs accounting, increase gross income for taxation purposes taxation.

2.4.20. The expenditures connected with trade activity, are reflected on kinds of expenditures under the account 44 "Costs of circulation".
2.4.21. At reflection of operation connected with intermediary activity on collection of money resources for roaming and cellular communication services from subscribers according to the contract with CJSC "Ermak RMS " the following accounts are used in book keeping:
76,4 "Payments of subscribers (individuals) to CJSC "Ermak RMS " on cellular communication services and roaming";
76,5 "Payments of subscribers (organizations) to CJSC "Ermak RMS " on cellular communication services and roaming ";
76,6 "Debts of subscribers to CJSC "Ermak RMS " on cellular communication services and roaming";
76,7 "Payments of a subsidiary to CJSC "Ermak RMS " on money resources, collected from subscribers, "
76,16 "Payments of a subsidiary to other subsidiaries of the Company on cellular communication services and roaming"

Operations on setting off debts of CJSC "Ermak RMS" subscribers for cellular communication services and roaming and payments of subsidiaries to CJSC "Ermak RMS" are reflected in book keeping by records under the accounts:
- Debit of the account 76,4 and 76,5 and credit of the account 76,6 - for the amonunt of invoices for provided cellular communication services and roaming to subscribers of CJSC "Ermak RMS ";
- Debit of the account 20 "Main production " and credit of the account 76,6 - on cost of cellular communication services and roaming provided by CJSC "Ermak RMS " to a subsidiary ("official communication");
- Debit of the account 76.16 and credit of the account 76,6 - on cost of cellular communication services and roaming provided by CJSC "Ermak RMS " in the territory of other subsidiaries";
- Debit of the account 51 "Settlement account" and credit of the account 76,16 - for the amount of money resources belonging to CJSC «Ermak RMS», received from other subsidiaries;
- Debit of the account 50 "Cash department", 51 "Settlement accounts" etc. and credit of the account 76,4 and 76,5 - for the amount of money resources received by a subsidiary from subscribers of CJSC «Ermak RMS»;
- Debit of the account 76,6 and credit 76.7 - for the amount of money resources received by a subsidiary from subscribers of CJSC «Ermak RMS» (credit circulation on the accounts 76,4 and 76,5, credit circulation under the account 76,16, amount of money resources, reflected by records under the debit of expenditures accounting and credit 76,6);
- Debit of the account 76,7 and credit of the account 46 "Realization" - for the amount of commission (by interests according to the contract of credit circulation under the account 76,7) and rent payment (on kinds: commission on cellular communication services, commission on roaming, rent amount);
- Debit of the account 76,7 and credit of the account 51 "Settlement account" - for the amount of money resources transferred by CJSC «Ermak RMS».
For total reflection of commission in accounting, analytical accounting separately on kinds of cellular communication services and roaming should be provided.

2.4.22. According to the Russian Federation Law dated 19.02.93 No. 4520-1 "On state warranties and compensations for persons working and living in regions of Far North" the Company pays once per two years at the expense of the Company travel to a place of vacation spending in territory of the Russian Federation and back by any kind of transport, including personal (except of taxi), and also on payment of freight charge of

baggage up to 30 kgs. The Company also pays travel cost of the employees family members irrespective of time of their vacation spending.

Cost price of telecommunication services include payment of travel to a place of vacation spending and back, including payment of freight charge of baggage, of the Company employees according to presented travel documents.
Payment of travel cost and freight charge of baggage of the employees family members is made in case of presenting travel documents confirming their right on compensation of favorable vacation travel, as a family member. Such documents include:
- Reference from employer of a wife (husband, working children) with signatures of the director and the chief accountant confirming that this year she (he, they) does not use favorable vacation;
- In cases, if a wife (husband, children older than school age) does not work, it is necessary present a reference on registration in Employment Fund or a copy of the first sheet of a work-record card and a sheet with the last record of dismissal;
- Reference from an educational institution (for students);
- Photocopy of children birth certificates;
- Copy of the marriage certificate;
- Copy of Passport sheets with the date of registration or copy of registration certificate (for confirming of joint residence).
In a case of not presenting travel documents, the payment of travel cost in favorable vacation to the worker and his (her) family members (on an employee application) is paid as cost of reserved railway (up to the place of vacation spending) according to the reference of a railway department and is included in a part of employee travel cost in the cost price of telecommunication services, and the payment of family members travel is compensated at the expense of fund of the Company consumption.
In case of travelling in favorable vacation by personal transport cost of a petroleum used at travel up to the place of favorable vacation spending in the territory of Russian Federation is compensated. Thus it is necessary to present the following documents:
- A copy of the document confirming, that an employee went by personal transport (rented, taken on hire, by proxy);
- Certificate (travelling) with marks about time of stay in a place during favorable vacation in territory of the Russian Federation;
- Refueling station checks (cost of fuel expenses will be paid only by the norm on quantity of kilometers according to the highway atlas).
In case of presenting of all above-mentioned documents, expenditures on travel in favorable vacation by personal transport are included in the cost price of telecommunication services. If these documents are not presented, payment of family members travel is compensated at the expense of consumption fund of the Company (on an employee application).
The subsidiaries have the right to put out under the report money resources to the employees in the advance payment for travelling in favorable vacation at their presentation of all of the above mentioned documents. In a case of not presenting of the advance report or documents confirming usage of the advance amount on purpose, the non-confirmed amount of advance payment is held from the employee salary.
Item 2.4.23. Bookkeeping of expenditures on performing construction - installation work is conducted according to rules stipulated by Regulations on bookkeeping "Accounting of agreements (contracts) for capital construction", approved by the order of the Ministry of finance of Russia dated December 20, 1994 No. 167, and also rules defining the order of its applying, stated in the Typical methodical recommendations for planning and accounting of construction operations cost price authorized by the Ministry of Construction of Russia 04.12.95 No. БЕ-11-260/7.
Item 2.4.25. Under the debit of the account 20 "Main production" direct expenditures immediately connected with construction and objects mounting, and also expenditures of

auxiliary productions, indirect costs connected with management and service of the main production are reflected in General Direction.
Accounting of expenditures on construction - installation operations is carried out by method of expenses accumulations for a defined period of time on each object, on kinds of operations and places of expenditures originating:

- Linearly - cable buildings to automatic telephone exchanges (on corresponding analytical subaccounts according to the column No. 3 Appendix No. 1);

- Wireless relay links (on corresponding analytical subaccounts according to the column No. 3 Appendix No.1).
Direct expenditures immediately connected with execution of construction and mounting work are written off to the account 20 "Main production" from the credit of the accounts of industrial stores accounting, salary payment to the personnel etc. Expenditures of auxiliary productions are written off to the account 20 "Main production" from the credit of the account 23 "Auxiliary productions" proportionally to the shifts worked on the object construction (according to Appendix No. 2). Indirect costs connected with management and service of the main production, are written off to the account 20 "Main production" from the accounts 25 "General production expenditures " and 26 "General economic expenditures " proportionally direct salary of the employees of General Direction, reflected on the account 20 "Main production ".

Amounts of the actual cost price of completed construction - installation work in correspondence with the account 46 "Sale of products (operations, services)" according to signed by the customers deeds of acceptance and conveyance of operations are reflected under the credit of the account 20 "Main production". The cost price of construction - installation work delivered to the customer is written off to the debit of the account 46 "Sale of commodity (operations, services) ". For the purposes of taxation the cost price of construction - installation work delivered to the customer is multiplied to coefficient obtained as the attitude of paid construction - installation work to their total amount (cost).

The debit remainder under the account 20 "Main production" for the end of month displays cost of incomplete construction - installation work which have been not delivered to the customer.
Item 2.4.26. With the purposes of uniform inclusion of forthcoming expenditures in the cost price of construction work of account period to establish on the account 89 "Reserves of forthcoming expenditures and payments" at the expense of deductions included uniformly in the cost price of construction work of a reserve on a coverage of foreseen losses, used on a warranty repair put into operation construction objects (delivered work) by the customer. Reserve means remain on balance till the warranty on concrete objects expiry. After expiry of periods stipulated by the contracts, unexpended amounts are joined to financial result of the corresponding year. Reserve amount is stated at a rate of 10 % from the cost of the executed construction and mounting work and is charged monthly.
Item 2.4.27. The profit (loss) from delivery of objects, executed construction and other operations, provided by the contract on construction, to the customer is defined as a difference between sale proceeds of the mentioned operations and services executed by own forces, at the stated in the contract, without value added tax and other deductions, foreseen legislation, and expenditures on their production and delivery.
Item 2.4.28. Economic operations connected with building of rural telephone communication networks should be reflected in bookkeeping by the following records on the accounts:

In the accounting department of General Direction:

Debit10 / Credit 60 - on cost of materials obtained on building of rural telephone communication networks (according to the primary documents of the supplier, signed by Deputy the General Director on capital construction);
Debit19 / Credit 60 - for VAT amount;
Debit79 / Credit 10 - on cost of materials transferred by subsidiaries for subcontractor (on the basis of invoices and notification of General Direction);
Debit79 / 19 - for VAT amount;

In accounting departments of subsidiaries:

Debit10 / Credit 79 - for the amount of materials obtained from General Direction for their transferring to subcontractors (according to the order of General Direction, invoice and notification);
Debit19 / Credit 79 - for VAT amount;
Debit10 / Credit 10 - under the applicable subaccounts on cost of materials transferred to the contractor;
Debit79 / Credit 10 - on cost of materials consumed by the subcontractor according to "Report on actual expenditure of transferred materials in construction", checked out by capital construction department (with the approval of Deputy General Director on capital construction) and obtained by a subsidiary by fax from capital construction department of General Direction;
Debit79 / Credit 19 - for VAT amount referred to consumed materials;
Debit79 / Credit 60 - on cost of transport services on delivery of building materials according to the invoices of the suppliers;
Debit79 / Credit 23 - on cost of transport services provided by a subsidiary for construction rural communication (on the form according to appendix No.2, enclosed to notification);

In cases, if a subsidiary carried out construction and mounting work by economic way under the order of General Direction, such expenditures are transferred to the accounting department of General Direction according to notification with the confirming documents not later than third date of a month, following the month, in which the operation was completed.

In the accounting department of General Direction:

Debit20 / Credit 79 - on cost of materials consumed by the subcontractor to "Report on actual expenditure of transferred materials in construction", checked out by the department capital construction department (with the approval of Deputy General Director on capital construction); on cost of transport services on delivery of building materials according to the invoices from the suppliers;
Debit20 / Credit 60 - on cost of operations and services executed by the subcontractor according to references on cost of executed operations, services and other similar operations and services;
Debit20 / Credit 26 etc. - part of general economic expenditures and other similar expenditures;
Debit19 / Credit 79 - for VAT amount concerning consumed materials, executed operations and provided services;
Debit68 / Credit 19 - for VAT amount concerning consumed materials and presented to refund from the budget;
Debit62 / Credit 46 - for the amount of executed construction work delivered to the customer according to the deeds of acceptance - conveyance, signed by the customers;
Debit46 / Credit 68 - for VAT amount;
Debit46 / Credit 20 - for the amount of the actual cost price of completed construction according to signed by the customers deeds of acceptance - conveyance of operations;

Debit46 (80) / Credit 80 (46) - determination of financial result from sale of construction work.

2.5. Non-distributed income.
Formation of the Company funds.
2.5.1. For provision of the Company obligations, its industrial and social development at the expense of income which remains at the Company disposal, and also according to Article 23 of the Charter the funds of special purpose are formed in the following amounts:
· reserve fund of the Company – it is established at a rate of twenty five (25) percents from the authorized capital of the Company and is intended for coverage of its losses, and also cancellation of the Company bonds and redemption of the Company shares in case of absence of other means. The Company reserve fund can not be used for other purposes;
· director fund – it is formed at a rate of one (1) percent from the Company net income and is intended for awarding the Company employees and other incentive purposes;
· specialized fund of the Company shareholding – it is formed at a rate of up to ten (10) percents of the net income and is spent solely for acquisition of the Company shares sold by the shareholders, for their consequent arrangement among the Company employees;
· saving fund of the Company – it is formed at the expense of the net income at the percent from the Company main activity incomes approved by the Company management;
· consumption fund of the Company - is formed at percent from the net profit of the Company subsidiaries approved by the Company management.
2.5.2. Income which remains at the disposal of subsidiaries is not reserved, and any special funds connected with creation of new property and financial provision of capital investments of social sphere, are not formed by subsidiaries. The order of expending of non-distributed income means of subsidiaries is quarterly defined by decisions of the Company management. Income which remains at the disposal of subsidiaries can be used only with a resolution of the directors of subsidiaries.
2.5.3. The dividends to the shareholders are set off and paid from the non- distributed income of the Company according to decisions of the general meeting of shareholders of the Company, at a rate not exceeding recommended by Board of Directors of the Company.
2.5.4. Non-distributed income of past years is joined to the non-distributed income of the account year and is directed to payment of dividends on the decision of the general meeting of shareholders.

2.6. Payments with subsidiaries. Payments for communication services to other PSTN operators.
2.6.1. Mutual payments with subsidiaries (structural subdivisions) of the Company are reflected under the account 79 "Intereconomic payments". The main analytical data on this account are payments on the chosen property, current operations with indispensable detailed elaboration. Outgoing from current system of conducting administrative accounting, as well as for reliable reflection of economic activity it is allowed to use other accounts. Accounting of payments with affiliated (dependent) companies is reflected under the account 78 "Payments with affiliated (dependent) companies". Participation of subsidiaries (structural divisions) of the Company in mutual payments with the affiliated (dependent) companies is allowed.
2.6.2. Charging receivables (issuing invoices) is carried out by subsidiaries monthly.
2.6.3. Closing of an account period (month) is carried out by subsidiaries (structural subdivisions) of the Company simultaneously not later than 12th day of the month, following the account one.

2.6.4. Reflection of incomes due to deriving from a perpetrator by subsidiaries of the Company, at damage of communication lines of all the levels is carried out in bookkeeping under the account 80 "Profits and losses ". In cases, when a perpetrator is not found or as a result of acts of nature the losses, in the amount of actual expenditures on restoration of damages also refer to account 80 "Profits and losses".
2.6.5. According to item 5.12. Regulations "On the order of organizing technical interaction of public telephone communication networks operators in the territory of the Russian Federation", approved by the decision of the State commission on telecommunications at Communications Ministry of Russia dated 28.06.96 No.153, official telecommunication provided by operators according to the normative - technical documents, approved by Communication Ministry of Russia, is provided free-of-charge and is not taken into account at mutual payments.
2.6.6. Outgoing from specificity of mutual payments between public telephone communication networks operators and according to concluded contracts:
On renting communication channels;
On gating of national long-distance, international terminating, originating and transit traffic;
On payment for junction lines (communication points) to subsidiaries of the Company to form the cost price of services on the basis of invoices for actually provided services issued in the centralized order.
2.6.7. In book keeping reflection of the contracts concluded with legal entities for providing communication services, payments on which are made under the tariffs according to the price-list No. 125/1 (effective from May 01, 1999) is carried out by subsidiaries of the Company on the procedure stated in order No. 482 dated 23.11.99 "On the centralized accounting of communication services ".
2.6.8. Accounting of payments of subsidiaries of the Company under the contracts connected with providing cellular communication services is carried out on procedure of accounting and general rules of reflection rent contracts, assignment and technical interaction of public communication networks operators in accounting.

2.7. Accounting of other dues and assets.
2.7.1. Debts on obtained loans and credits are displayed in view of interests due to payment at the end of the account period, according to the contracts of loan.
2.7.2. Interests on credits obtained for acquisition of the fixed assets, charged and paid before launching the fixed assets, are referred to the account Capital investments".
2.7.2. Goods obtained by subsidiaries, are reflected in accounting at the price of acquisition in view of expenditures for transportation, storage, etc.

2.8. Accounting and internal supervision.
Subsidiaries reporting.

2.8.1. Bookkeeping in subsidiaries (other structural subdivisions) is conducted in register-order form of accounting (at manual organization of processing the documents) or in table automated form of accounting when using PC for processing the documents. Both methods should ensure grouping of objects, analysis of accounting and formation of reporting according to accounting policy of the Company.
2.8.2. At table automated form of accounting the subsidiaries of the Company should use uniform, approved by the chief accountant of the Company, software of all accounting processes. Requirements of the chief accountant on the form of accounting conducting, procedure of reflection separate operations in accounting are obligatory for all subsidiaries and other structural subdivisions of the Company. Obligatory substitution, updating of the software of subsidiaries bookkeeping services should be approved by the chief accountant of the Company.
2.8.3. On purposes of provision reliability of bookkeeping and supervision of property safety all subdivisions of the Company will carry out inventories of assets and liabilities.

The inventory will be carried out obligatory before composing the annual bookkeeping report, in case of change of materially responsible persons (at date of acceptance, conveyance), at revealing facts of thefts, plunders or abusing, and also other extreme situations caused by extreme conditions, at liquidation or reorganization of the Company, in a series of other similar cases.

2.8.4. Before composing the annual bookkeeping report the inventory will be carried out in the following terms:

· of the fixed assets and non-material assets - since October 1 of the account year;
· of buildings and other immovable objects of the fixed assets - once per 2-3 years;
· of capital investments - since December 1 of the account year;
· of raw and other material assets, incomplete production ready products in warehouses - since October 1 of the account year;
· of payments with banks – as of January 1 of the year following the account one;
· at receiving last in the account year bank exstract – as of January 1 of the year following the account one;
· on accounting documents transferred to bank on encashment - as of January 1 of the year following the account one;
· of money resources, securities and money documents - as of January 1 of the year following the account one;
· payments under the taxes and tax payments, and also payments with debtors and creditors - as of January 1 of the year following the account one.

2.8.5. Quarterly (annual) reporting of the Company subsidiaries to General Direction is carried out in terms defined by the chief accountant of the Company separately for each quarter (year). Volume and form of presented information is defined also by applicable order of the chief accountant of the Company. The basis of quarterly (annual) reporting consists of forms of subsidiary bookkeeping reporting presented to the state tax service, and also special specifications and necessary data explanations. Except the main components of forms and specifications of quarterly (annual) reporting of subsidiaries, for checking data reliability and determination of correctness of reflection the subsidiary economic activity in bookkeeping, the chief accountant of the Company may require any other information, including primary registration and other documents. Subsidiaries reporting should be obligatory signed by the chief accountant and director of subsidiary.

2.8.6. In case of detection, as a result of quarterly (annual) inspection of reporting of subsidiaries (other structural subdivisions of the Company), facts of non-observance of accounting policy, presence of incorrect or unauthentic data, or data reflected not according to methodical or other orders of the chief accountant of the Company, such reporting is subject to obligatory adjusting by the chief accountant of a subsidiary (structural subdivision). The reasons of detected breaches are obligatory stated in the explanatory note, which is signed by the director and the chief accountant of a subsidiary (structural subdivision).

2.8.7. With the purpose of internal supervision of the current activity of subsidiaries General Direction of the Company will carry out regular complex or thematic inspections with engaging specialists of any services of General Direction of the Company. For obtaining additional information on correspondence of economic activity of subsidiaries (structural subdivisions) to bookkeeping records, General Direction may use the data of auditory inspections.

2.8.7. Bookkeeping reporting of the Company (parent organization) and dependent (affiliated) companies is combined in the summary reporting by line-at-a-time summation of the applicable data by the stated rules. At composing summary bookkeeping reporting the uniform registration policy is used. If at composing summary bookkeeping reporting any dependent (affiliated) company uses registration policy different from the summary bookkeeping reporting, then before integration the reporting of a dependent (affiliated) company put in conformity with registration policy of the Company.

The chief accountant
JSC «Khantymansiyskokrtelecom» ***V.G.Bichevoy***

ACCOUNTING BALANCE

		Codes
	Form No. 1 by ARCAD	0710001
as of **June 30, 2001**	Date (year, month, day)	
Organization: **Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region**	by ARCEO	01160438
Indentification number of taxpayer	INT	8601001998
Activity: **Communication**	by ARCEA	no
Organizing-legal form / form of property: **Opened joint-stock company/ combined Russian property with share of subjects of the Russian Federation property**	by ARCLF/ARCFP	47/42
Unit: **thousand rubles**	by ARCUM	

ARCAD - All-Russia classifier of accounting documentation
ARCEO - All-Russia classifier of enterprises and organizations
INT - Indentification number of taxpayer
ARCEA - All-Russia classifier of enterprise activity
ARCLF - All-Russia classifier of legal forms
ARCFP - All-Russia classifier of forms of property
ARCUM - All-Russia classifier of units of measurement

ASSETS	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	24 514	27 262
patents, licenses, trade marks (service mark), other similar with mentioned rights and assets	111	12 672	13 663
organizing expenses	112	-	-
business reputation of organization	113	-	-
Fixed assets (01, 02, 03)	120	1 021 415	1 068 434
land areas and objects of nature	121	1 090	1 373
buildings, machines and equipment	122	710 398	721 324
Incompleted construction (07, 08, 16, 61)	130	72 282	78 212
Profitable investments in material assets (03)	135	-	-
property for transfer to leasing	136	-	-
property, transferred on contract of renting	137	-	-
Long-term financial investments (06,82)	140	927	927
investments in affiliated companies	141	446	446
investments in dependent companies	142	-	-
investments in other organizations	143	381	381
loans given to organizations for a period more than 12 months	144	-	-
other long-term financial investments	145	100	100
other non-current assets	150	-	-
TOTAL on section I	190	1 119 138	1 174 835
II. CURRENT ASSETS			
Inventories	210	100 782	139 692
raw, materials and other similar values (10, 12, 13, 16)	211	84 423	107 072
animals bred (11)	212	-	-
Expenses in incompleted production (costs of circulation) (20, 21, 23, 29, 30, 36, 44)	213	6 595	12 610
ready products and goods for resale (16, 40, 41)	214	4 147	3 363
delivered goods (45)	215	-	-
expenses of future periods (31)	216	5 617	16 647
other inventories and expenses	217	-	-
Value added tax on aquired values (19)	220	33 682	28 983
Receivables (payments expected more than in 12 months after the account date)	230	4 588	5 114
buyers and customers (62, 76, 82)	231	-	-
bills for reception (62)	232	-	-
debts of affiliated and depended companies (78)	233	-	-

Issued advance payments (61)	234	-	-
other debtors	235	4 588	5 114
Receivables (payments expected within 12 months after the account date)	240	204 975	343 852
buyers and customers (62, 76, 82)	241	115 373	128 007
bills for reception (62)	242	-	-
debts of affiliated and depended companies (78)	243	12 953	-
depts of participants (founders) on contributions in the authorized capital (75)	244	-	-
Issued advance payments (61)	245	38 617	57 998
other debtors	246	38 032	157 847
Short-term financial investments (56,58,82)	250	-	-
loans given to organizations for a period less than 12 months	251	-	-
own shares, redeemed from shareholders	252	-	-
other short-term financial investments	253	-	-
Money resourses	260	76 306	96 947
cash (50)	261	1 231	1 306
accounts (51)	262	47 852	28 350
currency accounts (52)	263	1 581	41 761
other money resources (55, 56, 57)	264	25 642	25 530
Other current assets	270	-	-
TOTAL on section II	290	420 333	614 588
BALANCE (amount of lines 190 + 290)	300	1 539 471	1 789 423

LIABILITIES	**Line code**	**For the beginning of the account period**	**For the end of the account period**
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	348 654	348 654
Additional capital (87)	420	128 814	128 814
Reserve capital (86)	430	30 617	30 617
reserves, formed according to legislation	431	30 617	30 617
reserves, formed according to constituent documents	432	-	-
Social sphere fund (88)	440	10 546	10 546
Purpose-oriented financing and receipts (96)	450	-	-
Non-distributed income of last years (88)	460	143 202	143 202
Uncovered loss of last years (88)	465	-	-
Non-distributed income of the account year (88)	470	-	133 985
Uncovered loss of the account year (88)	475	-	-
TOTAL on section III	490	661 833	795 818
IV. LONG-TERM LIABILITIES			
Loans and credits (92, 95)	510	72 269	62 480
bank credits, subject to redemption in more than 12 months after the account date	511	-	-
loans, subject to redemption in more than 12 months after the account date	512	72 269	62 480
Other long-term liabilities	520	555 118	575 115
TOTAL on section IV	590	627 387	637 595
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	6 912	1 760
bank credits, subject to redemption within 12 months after the account date	611	-	-
loans, subject to redemption within 12 months after the account date	612	6 912	1 760
Creditor debts	620	209 079	328 707
suppliers and contractors (60, 76)	621	50 750	64 415
bills for payment (60)	622	-	-
debts to affiliated and dependent companies (78)	623	18 316	12 200
debts to personnel of the organization (70)	624	25 077	36 520
debts to state non-budget funds (69)	625	6 970	7 787
debts to budget (68)	626	27 422	44 122

received advance payments (64)	627	57 492	39 930
other creditors	628	23 052	123 733
debts to participants (founders) on payments of incomes (75)	630	33 317	25 032
Incomes of future periods (83)	640	943	511
Reserves of future expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL on section V	690	250 251	356 010
BALANCE (amount of lines 490 + 590 + 690)	700	1 539 471	1 789 423

REFERENCE
ON PRESENCE OF ASSETS, ACCOUNTED IN OUT-BALANCE ACCOUNTS

Name of index	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
Rented fixed assets (001)	910	204 756	223 478
including leasing	911	-	17 518
Product - material assets received on an accountable storage (002)	920	100	113
Goods received for comission (004)	930	-	-
Debt of insolvent debtors written off to losses (007)	940	5 165	6 852
Ensuring the obligations and payments received (008)	950	-	-
Ensuring the obligations and payments issued (008)	960	-	-
Wear-out of housing fund (014)	970	358	558
Wear-out of objects of external accomplishment and other similar objects (015)	980	-	-

INCOMES AND LOSSES ACCOUNT

		Codes
	Form No. 1 by ARCAD	0710001
as of **June 30, 2001**	Date (year, month, day)	
Organization: **Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region**	by ARCEO	01160438
Indentification number of taxpayer	INT	8601001998
Activity: **Communication**	by ARCEA	no
Organizing-legal form / form of property: **Opened joint-stock company/ combined Russian property with share of subjects of the Russian Federation property**	by ARCLF/ARCFP	47/42
Unit: **thousand rubles**	by ARCUM	

ARCAD - All-Russia classifier of accounting documentation
ARCEO - All-Russia classifier of enterprises and organizations
INT - Indentification number of taxpayer
ARCEA - All-Russia classifier of enterprise activity
ARCLF - All-Russia classifier of legal forms
ARCFP - All-Russia classifier of forms of property
ARCUM - All-Russia classifier of units of measurement

on delivery

Name of index	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
I. Incomes and expenses on usual types of activity			
Revenues (net) from sale of goods, products, operations, services (minus value added tax, excises and similar obligatory payments	10	1 066 503	716 018
including from sale: communication services	11	908 382	654 543
Cost price of sold goods, products, operations, services	20	-795843	-525672
including from sold: communication services	21	749 435	505 825
Gross income	29	270 660	190 346
Commercial expenses	30	-	-
Management expenses	40	-	-
Income (losses) from sales (lines (010 - 020 - 030 - 040))	50	270 660	190 346
II. Operational profits and expenses			
Interests for reception	60	820	192
Interests for payments	70	-	-
Incomes from participation in other organizations	80	-	-
Other operational incomes	90	3 895	548
Other operational expenses	100	-22810	-21237
III. Non-sale profits and expenses			
Non-sale profits	120	10 549	18 656
Non-sale expenses	130	-65108	-41196
Income (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	198 006	147 309
Tax on profit and other similar obligatory payments	150	-64021	-22649
Income (loss) from usual activity	160	133 985	124 660
IV. Special profits and expenses			
Special profits	170	-	-
Special expenses	180	-	-
Net income (non-distributed income (loss) of the account period) (lines (160 + 170 - 180))	190	133 985	124 660

Пронумеровано,
прошнуровано и
скреплено печатью
Пятьдесят шесть

лист/-а/-ов



АО «Хантымансийск-
окртелеком»

(подпись)


RECEIVED
JAN 29 2002
384

УТВЕРЖДЕН
Совет директоров
Открытого акционерного общества
по электросвязи и телекоммуникациям
в Ханты-Мансийском автономном округе
Протокол № 11 от 30.10.2001 г.


РОССИЙСКАЯ ФЕДЕРАЦИЯ
АО по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе
«ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ»
Тюменской области

Заместитель Председателя Совета директоров



Э.В. Лебедев

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: III квартал 2001 г

Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе

Код эмитента: 00013-F

Место нахождения: Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск
Почтовый адрес: 628011, Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Коминтерна, д.3

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор  **Э.В. ЛЕБЕДЕВ**


РОССИЙСКАЯ ФЕДЕРАЦИЯ
АО по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе
«ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ»
Тюменской области

Главный бухгалтер  **В.Г. БИЧЕВОЙ**

м.п. 30.10.2001 г.

Контактное лицо: *Костерин Сергей Николаевич*
Начальник Отдела ценных бумаг
Тел.: *(34671) 9-10-93* Факс: *(34671) 3-04-04*
Адрес электронной почты: actives@okrtelecom.wsnet.ru

А. Данные об эмитенте

9. Полное фирменное наименование эмитента.

Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе

10. Сокращенное наименование.

АО "Хантымансийскокртелеком"
JSC "KHANTYMANSIYSKOKRTELECOM"

11. Сведения об изменениях в наименовании и организационно-правовой форме эмитента.

Окружная контора связи
Окружная контора связи
Введено: ***16.06.1931***

Ханты-Мансийский окружной узел связи
Ханты-Мансийский окружной узел связи
Введено: ***15.05.1963***

Окружной производственно-технический узел связи
ОПТУС
Введено: ***17.04.1978***

Государственное предприятие "Производственное объединение связи Ханты-Мансийского автономного округа"
ГП "ПОС ХМАО"
Введено: ***26.11.1991***

Акционерное общество открытого типа "Акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе"
АО "Хантымансийскокртелеком"
Введено: ***14.04.1993***

Текущее наименование введено: ***17.06.1996***

12. Сведения о государственной регистрации эмитента и наличии у него лицензий.

Дата государственной регистрации эмитента: ***14.04.1993***
Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): ***655***
Орган, осуществивший государственную регистрацию: ***Администрация г.Ханты-Мансийска***

Лицензии:
Номер: ***3042 А 001946***
Дата выдачи: ***4.11.1996***
Срок действия: ***до 1.01.2004***
Орган, выдавший лицензию: ***Министерство связи РФ***
Виды деятельности: ***Предоставление услуг электросвязи***

Номер: ***77-369***
Дата выдачи: ***5.11.1997***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***Федеральная служба РФ по телевидению и радиовещанию***
Виды деятельности: ***Свидетельство о регистрации электронного средства массовой информации. Специализация: информационная, музыкально-развлекательная, детская, спортивная, реклама (не более 25 %). Форма распространения: телепрограмма. Территория распространения: Ханты-Мансийский автономный округ.***

Номер: ***77-370***
Дата выдачи: ***5.11.1997***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***Федеральная служба РФ по телевидению и радиовещанию***
Виды деятельности: ***Свидетельство о регистрации электронного средства массовой информации. Специализация: информационная, музыкально-развлекательная, детская, спортивная, реклама (не более 25 %). Форма распространения: радиопрограмма. Территория распространения: Ханты-Мансийский автономный округ.***

Номер: ***071661 ЛР***
Дата выдачи: ***16.12.1997***
Срок действия: ***до 16.12.2002***
Орган, выдавший лицензию: ***Государственный комитет РФ по печати***
Виды деятельности: ***Осуществление издательской деятельности***

Номер: ***9055 А 008103***
Дата выдачи: ***19.12.1997***
Срок действия: ***до 1.11.2001***
Орган, выдавший лицензию: ***Государственный комитет Российской Федерации по связи и информатизации***
Виды деятельности: ***Предоставление услуг персонального радиовызова***

Номер: ***9443 А 008531***
Дата выдачи: ***27.02.1998***
Срок действия: ***до 27.02.2003***
Орган, выдавший лицензию: ***Государственный комитет Российской Федерации по связи и информатизации***
Виды деятельности: ***Предоставление услуг по эфирной трансляции телевизионных программ***

Номер: ***ЛФ/07-366.86***
Дата выдачи: ***12.08.1998***
Срок действия: ***до 11.08.2003***
Орган, выдавший лицензию: ***Федеральное агентство Правительственной связи и информации при Президенте Российской Федерации***
Виды деятельности: ***Эксплуатация сертифицированных ФАПСИ шифровальных средств, систем и комплексов шифрованной связи, предназначенных для обработки, хранения и передачи информации, содержащей сведения, составляющие государственную тайну***

Номер: ***10958 А 010072***
Дата выдачи: ***29.10.1998***
Срок действия: ***до 29.10.2003***
Орган, выдавший лицензию: ***Государственный комитет РФ по связи и информатизации***
Виды деятельности: ***Предоставление услуг по трансляции телевизионных программ по сети кабельного телевидения***

Номер: ***ТЮХ 040493 Г 424389***
Дата выдачи: ***7.12.1998***
Срок действия: ***до 7.12.2001***
Орган, выдавший лицензию: ***Орган централизованного лицензирования строительной деятельности Ханты-Мансийского автономного округа***
Виды деятельности: ***Осуществление строительной деятельности (проектных работ)***

Номер: ***ТЮХ 040494 Г 424392***
Дата выдачи: ***7.12.1998***
Срок действия: ***до 7.12.2001***
Орган, выдавший лицензию: ***Орган централизованного лицензирования строительной деятельности Ханты-Мансийского автономного округа***
Виды деятельности: ***Осуществление строительно-монтажных работ***

Номер: ***ТЮХ 040495 Г 424390***
Дата выдачи: ***7.12.1998***
Срок действия: ***до 7.12.2001***
Орган, выдавший лицензию: ***Орган централизованного лицензирования строительной деятельности Ханты-Мансийского автономного округа***
Виды деятельности: ***Инжениринговые услуги***

Номер: ***14430 А 013444***
Дата выдачи: ***9.03.2000***
Срок действия: ***до 9.03.2005***
Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***
Виды деятельности: ***Предоставление услуг по эфирной трансляции телевизионных и звуковых программ и передачи дополнительной информации***

Номер: ***4064 РВ***
Дата выдачи: ***14.01.2000***
Срок действия: ***до 11.02.2002***
Орган, выдавший лицензию: ***Министерство Российской Федерации по делам печати, телерадиовещания и средств массовых коммуникаций***
Виды деятельности: ***Осуществление радиовещания***

Номер: ***043372***
Дата выдачи: ***18.01.2000***
Срок действия: ***до 18.01.2003***
Орган, выдавший лицензию: ***Министерство внутренних дел Российской Федерации государственная противопожарная служба***

Виды деятельности: ***Право на монтаж, наладку, ремонт и техническое обслуживание пожарной и охранно-пожарной сигнализации, систем оповещения людей о пожаре, установок пожаротушения. Выполнение проектных работ по системам противопожарной защиты и оборудования на действующих объектах.***

Номер: ***75 Б 306240***
Дата выдачи: ***21.05.1997***
Срок действия: ***до 21.05.2003***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы безопасности Российской Федерации по Тюменской области***
Виды деятельности: ***Осуществление работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***13257 А 012794***
Дата выдачи: ***11.11.1999***
Срок действия: ***до 11.11.2002***
Орган, выдавший лицензию: ***Государственный комитет Российской Федерации по телекоммуникациям***
Виды деятельности: ***Предоставление услуг подвижной радиотелефонной связи***

Номер: ***ТЮГ-001 85 ГК 002422***
Дата выдачи: ***30.03.2001***
Срок действия: ***до 29.03.2004***
Орган, выдавший лицензию: ***Федеральная служба геодезии и картографии России***
Виды деятельности: ***Осуществление работ в составе геодезической и картографической деятельности***

Номер: ***ТЮХ 040659 Г 001222***
Дата выдачи: ***15.11.2000***
Срок действия: ***до 15.11.2003***
Орган, выдавший лицензию: ***Центр государственного лицензирования строительной деятельности Управления архитектуры и градостроительства Ханты-Мансийского автономного округа***
Виды деятельности: ***Осуществление деятельности по строительству зданий и сооружений***

Номер: ***151528***
Дата выдачи: ***10.04.1997***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***Комитет Российской Федерации по патентам и товарным знакам***
Виды деятельности: ***Свидетельство на товарный знак и/или знак обслуживания***

Номер: ***50***
Дата выдачи: ***22.05.2000***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***Министерство Внутренних дел Росийской Федерации Отдела внутренних дел г.Ханты-Мансийска и района***
Виды деятельности: ***Свидетельство о регистрации средств цветного копирования***

Номер: ***18888 А 018202***

Дата выдачи: ***19.07.2001***

Срок действия: ***до 19.07.2006***

Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***

Виды деятельности: ***Предоставление услуг по эфирной трансляции телевизионных программ***

13. Идентификационный номер налогоплательщика.

8601001998

14. Отраслевая принадлежность эмитента.

Коды ОКОНХ:

52300
71110
71211
71500
72200
61110
61124
51510
51520
80400
96190

15. Место нахождения, почтовый адрес эмитента и контактные телефоны.

Место нахождения: ***Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск***

Почтовый адрес: ***628011, Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Коминтерна, д.3***

Тел.: ***(34671) 9-10-93*** Факс: ***(34671) 3-04-04***

Адрес электронной почты: ***actives@okrtelecom.wsnet.ru***

16. Сведения об аудиторе эмитента.

Наименование: ***Общество с ограниченной ответственностью "Аудиторская и консалтинговая фирма "ТОП-АУДИТ"***

Место нахождения: ***г.Москва***

ИНН: ***7733059640***

Почтовый адрес: ***103062, г.Москва, ул.Покровка, д.43, стр.1***

Тел.: ***(095) 916-09-11*** Факс: ***(095) 917-87-89***

Адрес электронной почты: ***topaudit@ftcenter.ru***

Данные о лицензии аудитора:

Номер лицензии: ***000931***

Дата выдачи: ***22.07.1999***

Срок действия: ***до 22.07.2002***

Орган, выдавший лицензию: ***Министерство финансов Российской Федерации***

17. Сведения об организациях, осуществляющих учет прав на ценные бумаги эмитента.

Регистратор:

Наименование: ***Закрытое акционерное общество "Регистратор-Связь"***

Место нахождения: ***г.Москва, Пресненский вал, д.27***

Почтовый адрес: ***107014, г.Москва, ул.Б.Оленья, д.15-а, а/я 128***

Тел.: ***(095) 268-70-19, 268-70-41*** Факс: ***(095) 268-70-13, 268-70-31***

Адрес электронной почты: ***regsw@glasnet.ru***

Лицензия:

Номер лицензии: ***01147***

Дата выдачи: ***5.10.1996***

Срок действия: ***до 8.10.2002***

Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***14.02.1997***

Централизованное хранение эмиссионных ценных бумаг эмитента в отчетном квартале не осуществлялось

18. Депозитарий эмитента.

Депозитария не имеет

19. Участники эмитента.

Общее количество акционеров (участников): ***2 339***

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента:

19.1 Наименование: ***Открытое акционерное общество "Инвестиционная компания связи"***

Место нахождения: ***г.Москва, ул.Плющиха, д.55, стр.2***

Почтовый адрес: ***119121, г.Москва, ул.Плющиха, д.55, стр.2***

Доля в уставном капитале эмитента: ***38 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

19.1.1 Наименование: ***Министерство имущественных отношений Российской Федерации***

Место нахождения: ***г.Москва, Никольский пер., д.9***

Почтовый адрес: ***103685, г.Москва, Никольский пер., д.9***

Доля в уставном капитале акционера (участника) эмитента: ***50 % + 1 обыкновенная акция***

19.1.2 Наименование: ***Компания "Мастком ЛТД"***

Место нахождения: ***Джулия Хауз, Фемистоклис Дервис Стрит 3, СУ-1066, Никосия, Кипр***

Почтовый адрес: ***103009, г.Москва, Вознесенский пер, д.22/13.***

Доля в уставном капитале акционера (участника) эмитента: ***25 % + 1 обыкновенная акция***

19.2 Наименование: ***Закрытое акционерное общество "Депозитарно-клиринговая компания"***

Место нахождения: ***г.Москва***

Почтовый адрес: ***103064, г.Москва, ул.Старая Басманная, д.14/2, стр.4***

Доля в уставном капитале эмитента: ***11.7 % (номинальный держатель)***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

таких лиц нет

19.3 Наименование: ***Закрытое акционерное общество "БАНК КРЕДИТ СВИСС ФЁРСТ БОСТОН"***

Место нахождения: ***г.Москва***

Почтовый адрес: ***103009, г.Москва, Никитский переулок, д.5***

Доля в уставном капитале эмитента: ***7.5 % (номинальный держатель)***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

таких лиц нет

20. Структура органов управления эмитента.

· Общее собрание акционеров;
· Совет директоров;
· Ликвидационная комиссия.
Совет директоров избирается общим собранием акционеров в порядке, предусмотренном Уставом и положением о Совете директоров.
Ликвидационная комиссия при добровольной ликвидации Общества избирается общим собранием в порядке, предусмотренном Уставом и положением о Ликвидационной комиссии. При принудительной ликвидации Ликвидационная комиссия назначается судом (арбитражем).

Компетенция общего собрания акционеров (участников) эмитента в соответствии с его уставом (учредительными документами):

Статья 14.1. Устава Общества "Компетенция общего собрания акционеров"
14.1.1. Высшим органом управления Общества является общее собрание акционеров.
К компетенции общего собрания акционеров относится:
1. внесение изменений и дополнений в Устав Общества или утверждение новой редакции Устава (кроме случаев, связанных с увеличением уставного капитала);
2. принятие решения о реорганизации Общества;
3. принятие решения о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;
4. определение количественного состава Совета директоров, избрание его членов и досрочное прекращение их полномочий; определение вознаграждения и компенсации, связанные с исполнением ими функций членов Совета директоров Общества;
5. определение предельного размера объявленных акций, установление органа, имеющего право принимать решение о порядке и условиях размещения дополнительных акций в пределах количества объявленных акций;
6. принятие решения об уменьшении уставного капитала Общества путем уменьшения номинальной стоимости акций, приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путем погашения приобретенных или выкупленных Обществом акций;

7. определение количественного состава членов Ревизионной комиссии Общества, избрание ее членов и досрочное прекращение их полномочий;
8. утверждение аудитора Общества;
9. утверждение годовых отчетов, бухгалтерских балансов, счета прибылей и убытков Общества, распределение его прибылей и убытков;
10. принятие решения о неприменении преимущественного права акционера на приобретение акций Общества или ценных бумаг, конвертируемых в акции, размещаемых посредством открытой подписки, с их оплатой деньгами, а также о сроке действия такого решения;
11. порядок проведения общего собрания (регламент);
12. образование Счетной комиссии;
13. определение формы сообщения Обществом информации акционерам, в том числе определение органа печати в случае сообщения в форме опубликования;
14. принятие решения о дроблении и консолидации акций Общества;
15. принятие решения о заключении сделок, в совершении которых имеется заинтересованность, в случаях:
если сумма оплаты по сделке и стоимость имущества, являющегося предметом сделки, превышают два процента активов Общества;
· если сделка и (или) несколько взаимосвязанных между собой сделок являются размещением голосующих акций Общества или иных ценных бумаг, конвертируемых в голосующие акции, в количестве, превышающем два процента ранее размещенных Обществом голосующих акций;
· если все члены Совета директоров Общества признаются заинтересованными лицами (решение принимается большинством голосов акционеров, не заинтересованных в сделке);
16. принятие решения о совершении крупных сделок, связанных с приобретением и отчуждением Обществом имущества в случаях:
· если решение о совершении крупной сделки, предметом которой является имущество, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества на дату принятия решения о совершении такой сделки не принято Советом директоров единогласно;
· если стоимость имущества составляет свыше 50 процентов балансовой стоимости активов Общества на дату принятия решения о совершении такой сделки;
17. приобретение и выкуп Обществом размещенных акций в случаях, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом;
18. участие в холдинговых компаниях, финансово-промышленных группах;
19. принятие решения о выплате годовых дивидендов, утверждение их размера, формы и порядка выплаты по каждой категории акций на основании рекомендации Совета директоров;
20. принятие решений об отнесении на счет Общества затрат, связанных с проведением внеочередных общих собраний, внеплановых аудиторских проверок и проверок Ревизионной комиссии, инициируемых лицами, обладающими предусмотренным настоящим Уставом количеством голосующих акций Общества;
21. избрание Генерального директора и досрочное прекращение его полномочий;
22. принятие решения о проверке финансово-хозяйственной деятельности Общества Ревизионной комиссией или аудитором;
23. утверждение, внесение изменений и дополнений в "Положение об общем собрании акционеров";
24. утверждение, внесение изменений и дополнений в "Положение о Совете директоров";
25. утверждение, внесение изменений и дополнений в "Положение о Ревизионной комиссии";
26. решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.
14.1.2. Общее собрание не вправе рассматривать и принимать решения по вопросам, не

отнесенным законодательством и настоящим Уставом к его компетенции.
Общее собрание может передать часть вопросов своей компетенции в ведение Совета директоров Общества, за исключением вопросов, перечисленных в подпунктах 1-16 пункта 14.1.1. настоящего Устава, которые относятся к исключительной компетенции общего собрания акционеров.

Компетенция совета директоров (наблюдательного совета) эмитента в соответствии с его уставом (учредительными документами):

Статья 15.1. Устава Общества "Компетенция Совета директоров"
15.1.1. В компетенцию Совета директоров Общества входит решение вопросов общего руководства деятельностью Общества за исключением вопросов, отнесенных настоящим Уставом к исключительной компетенции общего собрания акционеров.
К исключительной компетенции Совета директоров Общества относятся следующие вопросы:
1. определение приоритетных направлений деятельности Общества;
2. созыв годового и внеочередного общих собраний акционеров;
3. утверждение повестки дня общего собрания акционеров;
4. определение даты составления списка акционеров, имеющих право на участие в общем собрании;
5. определение даты, места и времени проведения общего собрания акционеров, порядка сообщения акционерам о проведении общего собрания акционеров;
6. определение перечня информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров;
7. определение формы и текста бюллетеня для голосования в случае голосования бюллетенями;
8. вынесение предложения по персональному составу счетной комиссии;
9. рассмотрение и принятие решений о включении в повестку дня общего собрания акционеров следующих вопросов:
· о реорганизации Общества,
· о неприменении преимущественного права акционеров на приобретение акций Общества или ценных бумаг, конвертируемых в акции,
· определение формы сообщения информации акционерам, в том числе определение органа печати в случае сообщения в форме опубликования,
· дробление и консолидация акций,
· заключение сделок при наличии заинтересованности лицами:
а) являющимися заинтересованными в сделке,
б) владеющими 20 и более процентами голосующих акций юридического лица, являющегося стороной сделки,
в) занимающими должности в органах управления юридического лица, являющегося стороной сделки или участвующего в ней в качестве представителя или посредника,
· совершение крупных сделок, связанных с приобретением и отчуждением Обществом имущества,
· приобретение и выкуп Обществом размещенных акций,
· участие в холдинговых компаниях, финансово-промышленных группах;
10. увеличение уставного капитала Общества путем увеличения номинальной стоимости акций или путем размещения Обществом акций в пределах количества и категории объявленных акций и внесение соответствующих изменений в Устав Общества;
11. размещение Обществом облигаций и иных ценных бумаг;
12. определение рыночной стоимости имущества;
13. приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;
14. рекомендации по размеру выплачиваемых членам Совета директоров Общества вознаграждений и компенсаций и определение размера оплаты аудитора Общества;
15. рекомендации по размеру годовых дивидендов по акциям, форме и порядку их

выплаты;
16. принятие решения о выплате промежуточных дивидендов, их размере, форме и порядке выплаты;
17. использование резервного и иных фондов Общества;
18. утверждение внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров, за исключением документов, утверждаемых общим собранием акционеров;
19. создание филиалов и открытие представительств Общества и их ликвидация;
20. принятие решения об участии (прекращении участия, изменении доли участия) Общества в других организациях, объединениях коммерческих организаций, в том числе путем продажи, покупки акций, долей других организаций, за исключением принятия решений об участия Общества в холдинговых компаниях, финансово-промышленных группах;
21. заключение крупных сделок, предметом которых является имущество Общества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества на дату принятия решения о совершении таких сделок;
Согласование сделок или нескольких взаимосвязанных сделок, связанных с приобретением Обществом имущества, стоимость которого составляет от 2 до 25 процентов, а также отчуждению, либо возможностью отчуждения имущества, стоимость которого составляет от 1 до 25 процентов балансовой стоимости активов Общества на дату принятия решения о совершении таких сделок, совершаемых в процессе обычной хозяйственной деятельности;
22. заключение сделок при наличии заинтересованности лицами, которые:
· являются стороной такой сделки или участвуют в ней в качестве представителя или посредника,
· владеют 20 и более процентами голосующих акций юридического лица, являющегося стороной сделки или участвующего в ней в качестве представителя или посредника,
· занимают должности в органах управления юридического лица, являющегося стороной сделки или участвующего в ней в качестве представителя или посредника;
23. утверждение итогов размещения дополнительных акций;
24. утверждение формы требования акционером о выкупе Обществом акций и формы заявления акционера о продаже Обществу акций;
25. предварительное утверждение годового отчета Общества не позднее чем за 30 дней до общего собрания;
26. распоряжение приобретенными и выкупленными акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателем обязательств по их приобретению;
27. избрание и переизбрание председателя Совета директоров Общества;
28. определение лица, уполномоченного подписывать контракт (договор) с Генеральным директором Общества и членами Правления;
29. определение лица, уполномоченного исполнять обязанности Генерального директора при невозможности осуществления им своих полномочий;
30. утверждение количественного и персонального состава Правления Общества и размер вознаграждения его членам по предложению Генерального директора, а также досрочное прекращение его полномочий или полномочий его отдельных членов;
31. определение состава объема и порядка защиты сведений, составляющих коммерческую тайну;
32. определение количественного состава секретариата общего собрания и избрание его членов на период подготовки и проведения общего собрания;
33. принятие решения о выборе независимого регистратора и заключения с ним договора на выполнение услуг по ведению реестра владельцев ценных бумаг;
34. принятие решений о выпуске ценных бумаг, утверждение проспектов эмиссий и отчетов об итогах выпуска ценных бумаг;
35. рассмотрение заключений Ревизионной комиссии и аудитора Общества;
36. утверждение условий заключаемых с Генеральным директором, членами Правления

контрактов (договоров);
37. продление срока действия контракта (договора) с Генеральным директором в пределах срока, установленного настоящим Уставом;
38. рассмотрение вопроса о вознаграждении Генерального директора по результатам финансово-хозяйственной деятельности;
39. расторжение контракта с Генеральным директором в случае досрочного прекращения его полномочий общим собранием акционеров;
40. иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом.
Вопросы, отнесенные к исключительной компетенции Совета директоров Общества, не могут быть переданы на решение Правлению.

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами):

Статья 16. Устава Общества "Исполнительные органы Общества"
16.1. Руководство текущей деятельностью Общества осуществляется Генеральным директором, Правлением Общества.
Генеральный директор является председателем Правления.
16.2. Права и обязанности, сроки полномочий и размеры оплаты труда Генерального директора определяются контрактом (договором), заключаемым с ним Обществом. Контракт (договор) от имени Общества подписывается председателем Совета директоров Общества или лицом, уполномоченным Советом директоров Общества.
16.3. К компетенции исполнительных органов Общества относятся все вопросы руководства текущей деятельностью Общества, за исключением вопросов, отнесенных к исключительной компетенции общего собрания акционеров и Совета директоров Общества.
Исполнительные органы Общества организуют выполнение решений общего собрания акционеров и Совета директоров Общества.
16.4. Генеральный директор без доверенности действует от имени Общества, в том числе:
· осуществляет оперативное руководство деятельностью Общества;
· имеет право первой подписи под финансовыми документами;
· распоряжается имуществом Общества для обеспечения его текущей деятельности в пределах полного хозяйственного ведения в соответствии с законодательством Российской Федерации;
· представляет интересы Общества как в Российской Федерации, так и за ее пределами, в том числе в иностранных государствах;
· утверждает штатное расписание, заключает трудовые договоры (контракты) с работниками Общества, применяет к этим работникам меры поощрения и налагает на них взыскания;
· назначает и освобождает от должности руководителей филиалов и заключает с ними контракты, применяет к ним меры поощрения и налагает на них взыскания;
· председательствует на общем собрании акционеров;
· руководит работой Правления, председательствует на его заседаниях;
· представляет Совету директоров для утверждения персональный состав членов Правления;
· совершает сделки от имени Общества, за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом;
· выдает доверенности от имени Общества;
· открывает в банках счета Общества;
· организует ведение бухгалтерского учета и отчетности Общества;
· издает приказы и дает указания, обязательные для исполнения всеми работниками Общества;
· исполняет другие функции, необходимые для достижения целей деятельности

Общества и обеспечения
его нормальной работы, в соответствии с действующим законодательством и настоящим Уставом за исключением функций, закрепленных Федеральным законом "Об акционерных обществах" и настоящим Уставом за другими органами управления Общества.
16.5. Срок действия контракта (договора) Генерального директора не может быть более 5 лет.
Срок полномочий Генерального директора исчисляется с момента назначения его общим собранием акционеров.
Назначение Генерального директора Общества и досрочное прекращение его полномочий осуществляется общим собранием акционеров.
Для досрочного прекращения полномочий Генерального директора Общества Совет директоров в установленном порядке обязан принять решение о созыве внеочередного общего собрания акционеров для решения вопросов о досрочном прекращении полномочий Генерального директора и назначении нового Генерального директора либо включении вышеназванных вопросов в повестку дня годового общего собрания акционеров.
16.6. Правление является коллегиальным исполнительным органом Общества и под руководством Генерального директора осуществляет принятие решений по вопросам непосредственно текущего управления деятельностью Общества в период между общими собраниями и заседаниями Совета директоров.
16.7. Правление действует на основании настоящего Устава, а также "Положения о Правлении" и иных внутренних документов Общества.
16.8. Правление проводит заседания по мере необходимости.
Проведение заседаний Правления организует Генеральный директор, который подписывает все документы от имени Общества и протоколы заседания Правления.
На заседании Правления ведется протокол. Протокол заседания Правления представляется членам Совета директоров, Ревизионной комиссии и аудитору Общества по их требованию.
16.9. Требования, предъявляемые к лицам, избираемым на пост Генерального директора и в состав Правления, устанавливаются положениями о Генеральном директоре и Правлении.
16.10. Совмещение лицом, осуществляющим функции Генерального директора, и членами Правления должностей в органах управления других организаций допускается только с согласия Совета директоров Общества.

21. Члены совета директоров (наблюдательного совета) эмитента.

Совет директоров

Председатель: *Лопатин Александр Владимирович*

Члены совета директоров:

Амиров Гаджи Амирович

Год рождения: ***1948***

Должности за последние 5 лет:

Период: ***1995 - 1998***

Организация: ***Комитет по управлению государственным имуществом Ханты-Мансийского автономного округа***

Сфера деятельности: ***Управление государственной собственностью***

Должность: ***Заместитель Главы Администрации ХМАО, Председатель Комитета по управлению госимуществом ХМАО***

Период: ***1998 - 2000***
Организация: ***Комитет по управлению государственным имуществом Ханты-Мансийского автономного округа***
Сфера деятельности: ***Управление государственной собственностью***
Должность: ***Первый заместитель Главы Администрации ХМАО, Председатель Комитета по управлению госимуществом ХМАО***

Период: ***2000 - наст. время***
Организация: ***Департамент государственной собственности Ханты-Мансийского автономного округа***
Сфера деятельности: ***Управление государственной собственностью***
Должность: ***Директор Департамента, Заместитель Председателя Правительства Ханты-Мансийского автономного округа***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Заработная плата (руб.): ***0***
Премии (руб.): ***0***
Комиссионные (руб.): ***0***
Иные имущественные предоставления (руб.): ***0***
Всего (руб.): ***0***

Беляев Вадим Станиславович
Год рождения: ***1966***

Должности за последние 5 лет:
Период: ***1995 - наст. время***
Организация: ***ОАО "ВЭО-ИНВЕСТ"***
Сфера деятельности: ***Инвестиционная***
Должность: ***Генеральный директор***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Каюков Сергей Матвеевич
Год рождения: ***1947***

Должности за последние 5 лет:
Период: ***1993 - 1997***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***

Должность: ***Заместитель Генерального директора по строительству***

Период: ***1997 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Директор по инвестициям***

Период: ***2000 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по капитальному строительству***

Доля в уставном капитале эмитента: ***1.93%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Лебедев Эдуард Васильевич
Год рождения: ***1945***

Должности за последние 5 лет:
Период: ***1993 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Генеральный директор***

Доля в уставном капитале эмитента: ***0.82%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Лопатин Александр Владимирович
Год рождения: ***1964***

Должности за последние 5 лет:
Период: ***1995 - 1997***
Организация: ***РАО "ЕЭС России"***
Сфера деятельности: ***Электроэнергетика***
Должность: ***Заместитель начальника департамента финансов***

Период: ***1997 - 1999***
Организация: ***РАО "ЕЭС России"***
Сфера деятельности: ***Электроэнергетика***

Должность: ***Директор казначейства***

Период: ***1999 - наст. время***
Организация: ***АО "Связьинвест"***
Сфера деятельности: ***Инвестиционная***
Должность: ***Заместитель Генерального директора***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Обухов Андрей Вадимович
Год рождения: ***1960***

Должности за последние 5 лет:
Период: ***1996 - 1999***
Организация: ***Российский Фонд Федерального Имущества***
Сфера деятельности: ***Государственная служба***
Должность: ***Заместитель начальника отдела***

Период: ***1999 - наст. время***
Организация: ***АО "Связьинвест"***
Сфера деятельности: ***Инвестиционная***
Должность: ***Заместитель начальника отдела Департамента ценных бумаг***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Орлов Олег Павлович
Год рождения: ***1957***

Должности за последние 5 лет:
Период: ***1994 - 1999***
Организация: ***ТОО "Телекомсервис"***
Сфера деятельности: ***Строительство средств связи***
Должность: ***Директор***

Период: ***1999 - 2000***
Организация: ***ТОО "Телекомсервис"***
Сфера деятельности: ***Строительство средств связи***

Должность: ***Генеральный директор***

Период: ***2000 - наст. время***
Организация: ***ОАО "Уралсвязьинформ" Пермской области***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по капитальному строительству***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Романов Александр Юрьевич
Год рождения: ***1966***

Должности за последние 5 лет:
Период: ***1995 - 1996***
Организация: ***Сберегательный банк России***
Сфера деятельности: ***Банковская***
Должность: ***Трейдер по государственным ценным бумагам***

Период: ***1996 - 1998***
Организация: ***ЗАО "Московская межбанковская валютная биржа"***
Сфера деятельности: ***Биржевая***
Должность: ***Заместитель начальника управления срочных операций***

Период: ***1999 - наст. время***
Организация: ***АО "Связьинвест"***
Сфера деятельности: ***Инвестиционная***
Должность: ***Директор департамента корпоративного финансирования***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Штукарева Ирина Владимировна
Год рождения: ***1947***

Должности за последние 5 лет:
Период: ***1995 - 1999***
Организация: ***АО "Связьинвест"***
Сфера деятельности: ***Инвестиционная***

Должность: ***Заместитель руководителя юридической службы***

Период: ***1999 - наст. время***
Организация: ***АО "Связьинвест"***
Сфера деятельности: ***Инвестиционная***
Должность: ***Советник Генерального директора по правовым вопросам***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

22. Единоличный и коллегиальный органы управления эмитента и должностные лица управляющего эмитента.

Единоличный исполнительный орган, а также члены коллегиального исполнительного органа эмитента:
Бичевой Вячеслав Геннадьевич
Год рождения: ***1972***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Главный бухгалтер***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Быков Вячеслав Михайлович
Год рождения: ***1949***

Должности за последние 5 лет:
Период: ***1993 - 1998***
Организация: ***АО "Электросвязь Южкузбассуголь"***
Сфера деятельности: ***Услуги связи***
Должность: ***Генеральный директор***

Период: ***1998 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора АО по подвижной связи***

Период: ***1998 - наст. время***
Организация: ***ЗАО "Ермак RMS" (дочернее общество)***
Сфера деятельности: ***Услуги подвижной сотовой радиомобильной связи***
Должность: ***Генеральный директор***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Воробьев Сергей Анатольевич
Год рождения: ***1962***

Должности за последние 5 лет:
Период: ***1996 - 1997***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель начальника Службы безопасности***

Период: ***1997 - 1998***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Начальник Службы безопасности***

Период: ***1998 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора АО по безопасности***

Период: ***2000 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по безопасности и режиму***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Горбунов Андрей Леонидович
Год рождения: ***1954***

Должности за последние 5 лет:
Период: ***1991 - 1998***
Организация: ***Производственно-коммерческое предприятие Донецкого облкоммунуправления, г.Донецк***
Сфера деятельности: ***Жилищно-коммунальное хозяйство***
Должность: ***Директор***

Период: ***1998 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора АО по обеспечению производства***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Иордан Александр Давидович
Год рождения: ***1969***

Должности за последние 5 лет:
Период: ***1993 - 1999***
Организация: ***Государственная налоговая инспекция по Ханты-Мансийскому автономному округу***
Сфера деятельности: ***Территориальный орган федеральных органов исполнительной власти в районах, городах, субъектах Российской Федерации***
Должность: ***Начальник ревизионного отдела***

Период: ***1999 - 2000***
Организация: ***Управление Министерства Российской Федерации по налогам и сборам***
Сфера деятельности: ***Территориальный орган федеральных органов исполнительной власти в районах, городах, субъектах Российской Федерации***
Должность: ***Начальник ревизионного отдела***

Период: ***2000 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Начальник административного отдела***

Период: ***2000 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Начальник Управления экономики и финансов***

Период: ***2000 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***

Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по экономике и финансам***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Каюков Сергей Матвеевич
Год рождения: ***1947***

Должности за последние 5 лет:
Период: ***1993 - 1997***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора АО по строительству***

Период: ***1997 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Директор АО по инвестициям***

Период: ***2000 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по капитальному строительству***

Доля в уставном капитале эмитента: ***1.93%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Лебедев Эдуард Васильевич
Год рождения: ***1945***

Должности за последние 5 лет:
Период: ***1993 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Генеральный директор***

Доля в уставном капитале эмитента: ***0.82%***
Доли в дочерних/зависимых обществах эмитента:

долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Новиков Александр Николаевич
Год рождения: ***1955***

Должности за последние 5 лет:
Период: ***1994 - 1999***
Организация: ***Челябинский государственный технический университет (Южно-Уральский государственный университет)***
Сфера деятельности: ***Высшее учебное заведение***
Должность: ***Доцент кафедры "Безопасность жизнедеятельности"***

Период: ***1999 - 2000***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Директор по персоналу***

Период: ***2000 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Заместитель Генерального директора по персоналу и связям с общественностью***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Трибунский Сергей Дмитриевич
Год рождения: ***1955***

Должности за последние 5 лет:
Период: ***1996 - 1999***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Технический директор***

Период: ***1999 - наст. время***
Организация: ***АО "Хантымансийскокртелеком"***
Сфера деятельности: ***Услуги связи***
Должность: ***Первый заместитель Генерального директора АО, технический директор***

Доля в уставном капитале эмитента: ***0.03%***

Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Лицо, исполняющее функции единоличного исполнительного органа эмитента: ***Лебедев Эдуард Васильевич***

23. Вознаграждения, выплачиваемые членам совета директоров (наблюдательного совета) и другим должностным лицам эмитента.

Суммарный размер вознаграждений, выплаченных всех лицам, перечисленным в пунктах 21 и 22, за отчетный период:
Заработная плата (руб.): ***3 838 309***
Премии (руб.): ***826 275***
Комиссионные (руб.): ***0***
Иные имущественные предоставления (руб.): ***0***
Всего (руб.): ***4 664 584***

См. также пункты 21 и 22

24. Сведения о юридических лицах, участником которых является эмитент.

Юридические лица, не менее чем 5 процентами уставного капитала которых владеет эмитент:

Наименование: ***Закрытое акционерное общество "ВСНЕТ"***
Место нахождения: ***Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, д.6***
Почтовый адрес: ***628400, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, д.6***
Доля эмитента в уставном капитале юридического лица: ***51.88 %***

Наименование: ***Закрытое акционерное общество "Ермак RMS"***
Место нахождения: ***Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Коминтерна, д.3***
Почтовый адрес: ***628011, Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Коминтерна, д.3***
Доля эмитента в уставном капитале юридического лица: ***50 %***

25. Доли участия всех юридических лиц, в которых эмитент владеет более чем 5 процентами уставного капитала, а также их должностных лиц в уставном капитале эмитента.

таких лиц нет

26. Другие аффилированные лица эмитента.

26.1 Наименование: ***Открытое акционерное общество "Тюменьтелеком" - акционер, владелец 20,0% от уставного капитала ЗАО "Ермак RMS"***
Место нахождения: ***Тюменская область, г.Тюмень, ул.Республики, д.56***
Почтовый адрес: ***625000, Тюменская область, г.Тюмень, ул.Республики, д.56***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.2 Наименование: ***Открытое акционерное общество "Ямалэлектросвязь" - акционер, владелец 20,0% от уставного капитала ЗАО "Ермак RMS"***
Место нахождения: ***Тюменская область, Ямало-Ненецкий автономный округ, г.Салехард, ул.Матросова, д.2***
Почтовый адрес: ***662608, Тюменская область, Ямало-Ненецкий автономный округ, г.Салехард, ул.Матросова, д.2***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.3 Наименование: ***Открытое акционерное общество "Югра-Телеком" - акционер, владелец 10,0% от уставного капитала ЗАО "Ермак RMS"***
Место нахождения: ***Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Комсомольская, д.18***
Почтовый адрес: ***628012, Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Комсомольская, д.18***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.4 Наименование: ***Закрытое акционерное общество "Инкремент" - акционер, владелец 38,12% от уставного капитала ЗАО "ВСНЕТ"***
Место нахождения: ***Московская область, г.Юбилейный, мкр.3, д.20, кв.228***
Почтовый адрес: ***141090, Московская область, г.Юбилейный, мкр.3, д.20, кв.228***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.5 ***Яшин Валерий Николаевич - Генеральный директор, Председатель Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.6 ***Аношкин Александр Васильевич - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.7 ***Джеованис Дейвид - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.8 ***Малин Владимир Владимирович - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.9 ***Митрофанов Сергей Васильевич - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.10 ***Моложавый Сергей Владимирович - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.11 ***Набиуллина Эльвира Сахипзадовна - член Совета директоров АО "Связьинвест"***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.12 ***Рейман Леонид Дододжонович - Председатель Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.13 ***Паперин Стюарт - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.14 ***Цыганов Андрей Геннадьевич - член Совета директоров АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.15 ***Белов Вадим Евгеньевич - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.16 ***Васин Владислав Сергеевич - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.17 ***Лопатин Александр Владимирович - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.18 ***Осипчук Антон Игоревич - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.19 ***Панченко Станислав Николаевич - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.20 ***Ромский Гергий Алексеевич - член Правления АО "Связьинвест"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.21 ***Климчук Олег Петрович - Генеральный директор ЗАО "ВСНЕТ"***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

27. Доля участия эмитента в уставном капитале юридических лиц - аффилированных лиц.

См. пункты 24, 25, 26

28. Доля участия аффилированных лиц эмитента, а также их учредителей, должностных лиц в уставном капитале эмитента.

См. пункты 24, 25, 26

29. Лица, которые обладают 5 и более процентами голосов в высшем органе управления эмитента.

Наименование: ***Открытое акционерное общество "Инвестиционная компания связи"***
Доля: ***50.67 %***

Наименование: ***Департамент государственной собственности Ханты-Мансийского автономного округа***
Доля: ***5.12 %***

30. Участие эмитента в промышленных, банковских, финансовых группах, холдингах, концернах и ассоциациях.

Организация: ***Общественное объединение "Ассоциация документальной электросвязи" (АДЭ)***

Место и функции эмитента в организации: ***ОО "Ассоциация документальной электросвязи" (АДЭ)***
образовано по инициативе Минсвязи России для согласования усилий и интересов операторов сетей и служб, поставщиков технических средств, пользователей услуг электросвязи. АДЭ зарегистрирована Министерством юстиции Российской Федерации 30 августа 1994 года, свидетельство о регистрации № 2380.
АО "Хантымансийскокртелеком" является участником Общественного объединения "Ассоциация документальной электросвязи".

31. Филиалы и представительства эмитента.

Наименование: ***Филиал "Белоярсктелеком"***
Место нахождения: ***Тюменская область, г.Белоярский, ул.Школьная, д.1***
Почтовый адрес: ***628160, Тюменская область, г.Белоярский, ул.Школьная, д.1***
Руководитель: ***Пионт Юрий Николаевич***
Дата открытия: ***17.06.1996***
Срок действия доверенности: ***15.06.2002***

Наименование: ***Филиал "Березовотелеком"***
Место нахождения: ***Тюменская область, пгт.Березово, ул.Ленина, д.27***
Почтовый адрес: ***628140, Тюменская область, пгт.Березово, ул.Ленина, д.27***
Руководитель: ***Мозжевилов Анатолий Афанасьевич***
Дата открытия: ***17.06.1996***
Срок действия доверенности: ***15.06.2002***

Наименование: ***Филиал "Когалымтелеком"***
Место нахождения: ***Тюменская область, г.Когалым, ул.Дружбы народов, д.17***
Почтовый адрес: ***628480, Тюменская область, г.Когалым, ул.Дружбы народов, д.17***
Руководитель: ***Коверниченко Александр Анатольевич***
Дата открытия: ***17.06.1996***
Срок действия доверенности: ***1.12.2001***

Наименование: ***Филиал "Кондинсктелеком"***
Место нахождения: ***Тюменская область, пгт.Кондинское, ул.Ленина, д.31***
Почтовый адрес: ***628210, Тюменская область, пгт.Кондинское, ул.Ленина, д.31***
Руководитель: ***Воронов Михаил Григорьевич***
Дата открытия: ***17.06.1996***
Срок действия доверенности: ***3.07.2002***

Наименование: ***Филиал "Лангепастелеком"***
Место нахождения: ***Тюменская область, г.Лангепас, ул.Ленина, д.23-а***
Почтовый адрес: ***628670, Тюменская область, г.Лангепас, ул.Ленина, д.23-а***
Руководитель: ***Кузьменко Валентина Сергеевна***
Дата открытия: ***7.06.1996***
Срок действия доверенности: ***8.06.2002***

Руководитель: ***Таубкин Александр Григорьевич***
Дата открытия: ***17.06.1996***
Срок действия доверенности: ***2.02.2002***

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***4 087***

33. Описание основных видов деятельности эмитента.

33.1. Общее развитие отрасли.
Основными направлениями развития первичной сети является внедрение цифровых систем передачи и коммутации, имеющих гибкую управляемую структуру, что позволит обеспечивать совместную работу аппаратуры разных фирм-изготовителей на сети одного оператора и удобство взаимодействия нескольких сетевых операторов.
Развитие мультисервисной сети связи на технологии ATM обусловлено особенностями развития сетей в Ханты-Мансийском автономном округе и связано с тем, что наращивание пропускной способности радиорелейных линий трудоемкая и дорогостоящая задача. При этом технологии SDH, которые применены для построения транспортных сетей, не позволяют задействовать линии более, чем на 50%. Технология ATM позволяет передавать любой разнородный трафик в единой среде передачи, что позволяет довести эффективность использования магистральных каналов до 95%. Кроме того, появляется ряд возможностей, которые приводят к более эффективному использованию сети и расширению спектра предоставляемых услуг. Это и возможность передачи функций коммутации, и маршрутизации голосового трафика коммутатором ATM с целью оптимизации прохождения вызовов, построение различных корпоративных сетей для передачи данных и голоса, обеспечение передачи высококачественного студийного видеосигнала для телевидения, проведение прямых репортажей с мест событий, организация телемостов.
Развитие интеллектуальной сети связи позволяет организовывать на сети различные дополнительные услуги, в том числе и разработанные по заказу клиента, такие, как СТК - сервисная телефонная карта, VM - голосовая почта, PRM - услуги с добавленной стоимостью, FPH - услуги с оплатой за счет вызываемого абонента и т.д.
Документальная электросвязь:
В связи со значительными затратами на поддержание морально и физически устаревшего телеграфного оборудования и продолжающейся тенденции существенного снижения объемов трафика, планируется поддержание традиционных услуг за счет использования существующих сетей передачи данных.

Для этого на базе телеграфов организуются центры документальной электросвязи, где кроме традиционных услуг будут, предоставляются услуги телематических служб, сетей передачи данных и пейджинга. Установлены аппаратно-программные комплексы (АПК) "Многофункциональной системы обработки и передачи сообщений REX400" в филиалах "Нижневартовсктелеком" и "Юганскгтелеком". В филиале "Хантымансийскэлектросвязь" АПК REX400 дополнен программной системой RexCKS (шлюз в сеть ЦКС).

Обладая развивающейся сетью АПК REX - 400, мы готовы перевести службу БЮРОФАКС с телефонной сети общего пользования на сеть РОСТЕЛЕМАЙЛ.
Начато создание окружной информационной сети (ОИС). Произведено объединение городских информационных сетей филиалов "Сургуттелекомсеть" и "Нижневартовсктелеком".
Созданы городские информационные сети в филиалах "Белоярсктелеком" и "Юганскгтелеком".
Планируется создание узла городской информационной сети в филиале "Хантымансийскэлектросвязь" и включение его и филиала "Юганскгтелеком" в ОИС.
Организован кредитный доступ в Интернет "8-17" в филиале "Сургуттелекомсеть".

Для организации каналов местной и междугородной связи рассматривается возможность строительства цифровых РРЛ внутризонового и местного назначения. Расширение и модернизация системы подвижной связи стандарта GSM-900 позволит увеличить абонентскую емкость и обеспечить надежную связь на территории большинства крупных городов, поселков и автодорог федерального и окружного значения, внедрить новые виды услуг (пакетная передача данных, видеоизображения мобильный банкинг и т.п.).

Главными задачами АО "Хантымансийскокртелеком" по местной телефонной связи являются замена аналогового оборудования АТС, полная цифровизация всех телекоммуникаций округа, стопроцентная телефонизация округа, внедрение нового, соответствующего мировым стандартам технологического оборудования, предоставление полного спектра современных услуг связи потребителям.

На местных телефонных сетях ведется постоянная работа по задействованию номерной емкости существующего коммутационного оборудования. На этом этапе особенное внимание обращено на системы беспроводного абонентского доступа, которые позволяют предоставлять услуги с качеством, сравнимым с проводным подключением (включая возможность использования модема и факса); предоставлять услуги в районах, не имеющих линейно-кабельной сети; быстро развивать и наращивать систему доступа, а также подключить абонента по цифровому интерфейсу.

По сети ГТС, СТС АО "Хантымансийскокртелеком" установлено коммутационное оборудование цифровых систем АТС "Linea UT" - итальянского, "Alkatel" - бельгийского, "Элком" - отечественного производства Наряду с цифровыми эксплуатируется и аналоговое оборудование координатных АТС и квазиэлектронных АТС "Квант".

По состоянию на 1 октября 2001 года монтированная станционная абонентская емкость сети ГТС, СТС АО "Хантымансийскокртелеком" составляет 314 406 номеров. За 9 месяцев 2001 года в результате ввода в эксплуатацию филиалом "Хантымансийскэлектросвязь" АТСЭ емкостью 1952 номера, а также дополнительного расширения АТС в филиалах "Лангепастелеком", "Сургуттелекомсеть", "Урайтелеком" общий прирост монтированной станционной емкости сети ГТС, СТС компании составляет 1770 номеров.

По состоянию на 1 октября 2001 года доля установленного цифрового оборудования по АО "Хантымансийскокртелеком" составляет 92% от общей коммутационной емкости сети (ГТС - 94,0%; СТС - 32,1%).

За 9 месяцев 2001 года в результате прироста абонентов сети ГТС, СТС акционерного общества на 17 461 ед., также прироста числа таксофонов, уровень задействования коммутационной емкости сети АО "Хантымансийскокртелеком" составляет 91,3% (ГТС - 91,4%; СТС - 89,6%).

Охват населения основными телефонными аппаратами (телефонная плотность) на 100 жителей по АО "Хантымансийскокртелеком" составляет 18,1:
- *телефонная плотность на 100 жителей по сети ГТС - 19,2;*
- *телефонная плотность на 100 жителей по сети СТС - 6,3.*

Дальнейшее развитие местной телефонной сети будет направлено на автоматизацию управления и технического обслуживания. Создание единого центра управления позволит осуществлять контроль за состоянием коммутационного оборудования и цифровых систем передачи, иметь достоверную информацию о состоянии всех систем в реальном времени, повысить качество предоставляемых услуг.

В этом направлении сделаны первые шаги. В 1997 году на ГТС Сургута введена в эксплуатацию волоконно-оптическая линия, которая соединила городские АТС и АМТС города по кольцевому принципу и позволила использовать системы передач синхронной цифровой иерархии SDH, в 1998 году построена линия ВОЛС в Нижневартовске, Нефтеюганске, Ханты-Мансийске.

Ввод сети SDH позволяет уже сейчас предоставлять услуги цифровой сети с интеграцией служб (ISDN) не только абонентам, находящимся вблизи определенных

станций, но и удаленным абонентам. ISDN позволяет абонентам передавать, принимать и обрабатывать одновременно несколько видов информации - телефонные, факсимильные сообщения, передачу данных и т. д. В настоящее время закончен монтаж оборудования такой сети в Ханты-Мансийске.
Программой развития сельской телефонной связи предполагается замена аналогового коммутационного оборудования на цифровые телефонные станции отечественного производства. Для организации цифровых систем передач для СТС планируется замена оборудования радиорелейных линий, морально и физически устаревших, на современные ЦРРЛ отечественного производства.

33.2. Основные виды деятельности и их доля в общих доходах.
Основными видами деятельности АО "Хантымансийскокртелеком" являются:
· Предоставление населению, органам государственной власти и управления, хозяйствующим субъектам и иным юридическим лицам услуг электрической связи и телекоммуникаций (городская, сельская, междугородная и международная телефонная связь; трансляция государственных программ телевидения; телеграфная, телетайпная, телексная, телефаксная связь; передача данных и других видов документальных сообщений).
· Предоставление услуг по эфирной трансляции звуковых и иных видов радио и проводного вещания по проводной, радио, радиорелейной, оптической и другим электромагнитным системам.
· Кабельное и коммерческое телевидение.
· Организация космической и подвижной радиосвязи (сотовой, пейджинговой, транкинговой).

Структура доходов АО "Хантымансийскокртелеком"

Наименование отрасли	Удельный вес в общих доходах, %			
	1998 г.	1999 г.	2000 г.	9 месяцев 2001 года
1	2	3	4	5
Валовые доходы	100	100	100	100
Доходы от услуг связи – всего,	98,1	97,2	87,7	84,5
в том числе:				
• МТС	59,6	61,9	58,9	58,5
• ГТС	27,0	26,5	22,2	19,7
• СТС	0,7	0,7	0,5	0,6
• Телеграф	6,5	6,5	4,7	4,3
• Проводное вещание	1,7	1,4	1,0	0,7
• Сухопутная радиосвязь с подвижными объектами	1,5	0,1	0,1	0,3
• Радиосвязь, телевидение и спутниковая связь	1,1	0,1	0,3	0,3
• Новые услуги электросвязи				0,1

Преобладающим видом деятельности, имеющим приоритетное значение является предоставление услуг городской и междугородной телефонной связи.

33.3. Источники сырья, материалов и услуг.
В третьем квартале 2001 года поступило оборудование АТС "Linea UT" фирмы

"Италтел" на 8320 номеров в г. Сургут и г. Нижневартовск, приобретаемое по договору лизинга с ОАО "Ханты-Мансийская лизинговая компания".

33.4. Рынки сбыта продукции (работ, услуг) эмитента.
Основная категория потребителей услуг АО "Хантымансийскокртелеком" - население, доля доходов от реализации услуг связи населению составляет 59,3%. Социально-экономическое положение в округе одно из самых стабильных в России. Средний доход на жителя округа в 2000 году в 6,5 раза превышает величину прожиточного минимума. 40,7% доходов от услуг связи приходится на категорию организации (бюджетные организа-ции - 9,6%, коммерческие организации 31,1%), так как доминирующее положение в округе занимает нефтегазодобывающая отрасль (79,8% стоимости производимой продукции), наибольший удельный вес доходов от услуг связи, оказываемых организациям, приходится именно на предприятия данной отрасли - 24%. Крупнейшими потребителями услуг являются компании: ОАО "НК ЮКОС", ОАО "Сургутнефтегаз", ОАО "ЛУКойл - Западная Сибирь", ОАО "СИДАНКО", ОАО "ТНК", ОАО "Славнефть - МНГ".
Прочие значимые отрасли, а также доля доходов АО от предоставления услуг предприятиям данных отраслей, представлены в таблице:

Отрасли	Доля в объеме промышленного производства ХМАО, %	Доля доходов АО, приходящаяся на предприятия отрасли, %
Производственная сфера:		
Электроэнергетика	5	4,0
Лесная, деревообрабатывающая	0,5	0,8
Стройиндустрия	2	4,8
Прочие	1	3,1
Итого (с учетом нефтегазодобывающей отрасли)	100	31,1
Непроизводственная сфера		
Бюджетная сфера	-	9,6
Финансы	-	6,4
Транспорт	-	1,4
Торговля	-	0,9
Сфера обслуживания	-	0,8
Прочие	-	1,9
Итого	-	40,7

За 2000 год промышленными предприятиями округа (по оценке) произведено продукции на 360253 млн. рублей, что составило 106,2% индекса физического объема произведенной продукции. В разрезе отраслей экономики наибольший удельный вес в общем объеме произведенной продукции (более 90%) имеют предприятия топливной промышленности, 5% предприятия электроэнергетики, 2% предприятия стройиндустрии, удельный вес предприятий других отраслей экономики составляет менее 1 процента.

33.5. Практика деятельности в отношении запасов.
Коэффициент оборачиваемости материально-производственных запасов отражает

скорость реализации этих запасов. Он рассчитывается как частное от деления себестоимости реализованной продукции (услуг) на среднегодовую стоимость материально-производственных запасов. Чем выше коэффициент оборачиваемости запасов, тем меньше средств связано в этой наименее ликвидной статье оборотных средств, тем более ликвидную структуру имеют оборотные средства и тем устойчивее финансовое состояние предприятия.
В АО "Хантымансийскокртелеком" коэффициент оборачиваемости материально-производственных запасов рассчитывается по методике Ковалева В.В.
При рассмотрении коэффициента оборачиваемости запасов в динамике по кварталам 2000 года и 2001 года по Обществу наблюдается тенденция к снижению данного показателя:
II квартал 2000 г. - К=3,2
III квартал 2000 г. - К=3,2
IV квартал 2000 г. - К=3,0
I квартал 2001 г. - К=3,0
II квартал 2001 г. - К=3,0
III квартал 2001 г. - К=2,7

Соответственно, происходит увеличение количества дней, необходимых для продажи (без оплаты) материально-производственных запасов:
I квартал 2000 г. - 28 дней
II квартал 2000 г. - 28 дней
III квартал 2000 г. - 28 дней
IV квартал 2000 г. - 30 дней
I квартал 2001 г. - 30 дней
II квартал 2001 г. - 30 дней
III квартал 2001 г. - 33 дня

33.6. Сезонный характер деятельности.
Деятельностью, имеющей сезонный характер, Общество не занимается.

33.7. Основные конкуренты.
На территории Ханты-Мансийского автономного округа зарегистрировано около 150 лицензий на предоставление услуг связи, из которых около 60 лицензий выдано на предоставление услуг электросвязи. Из общего количества лицензий по электросвязи более половины выдано на предоставление услуг местной, междугородной и международной связи. Доля альтернативных операторов в этих сегментах рынка составляет порядка 30%. Однако, основным участником этого рынка является АО "Хантымансийскокртелеком" - региональный оператор, располагающий основной инфраструктурой. Основные направления, на которых компания сталкивается с наиболее сильным конкурентным давлением - это предоставление услуг по доступу в сеть Интернет, сотовой и пейджинговой связи. Вместе с тем именно эти сегменты рынка более перспективные и динамично развивающиеся.

Среди конкурирующих компаний на территории Ханты-Мансийского автономного округа можно выделить следующие категории:

- Региональный оператор - АО "Хантымансийскокртелеком", входящий в холдинг "Связьинвест".

- Ведомственные операторы, обеспечивающие связь предприятиям соответствующих отраслей и ведомств. В последние годы намечается тенденция к активизации коммерческой деятельности операторов на рынке новых перспективных услуг связи и усиление конкуренции АО (особенно со стороны ПТУСов (объединения

"Тюменнефтегазсвязь"), Югорскгазтелеком (объединения АО "Газпром"), Среднеобское ПТУС и др.). Основными конкурентами на данный момент являются: "Нижневартовское ПТУС" (услуги сотовой связи, сети Интернет, местной связи); УТС "Югорскгазтелеком" (услуги сети Интернет, местной и междугородной связи, передачи данных); "Тюменьнефтегазсвязь" (услуги местной и междугородной связи).

- Альтернативные операторы - компании, нацеленные в первую очередь на получение прибыли, завоевание наиболее перспективной части рынка и не несущие ответственность за социально незащищенные (льготные) слои населения. Сильные стороны этих компаний, прежде всего, в гибкой тарифной политике и индивидуальном подходе к клиентам Их слабыми сторонами являются ограниченные финансовые возможности и техническая зависимость от АО "Хантымансийскокртелеком". Альтернативные операторы, в силу своих финансовых ограничений, не составляют сильную конкуренцию и, как правило, выбирают стратегию последователей за лидерами (т.е. АО "Хантымансийскокртелеком").

На территории округа действует ряд провайдеров услуг Интернет, каждый из которых создает конкуренцию лишь на географически ограниченной территории (в большинстве случаев в рамках одного города) и неспособен влиять на рынок округа в целом.

В конце 2000 г. на территории округа были учреждены две телекоммуникационные компании - Югра-Телеком, г.Ханты-Мансийск и Сургуттел, г.Сургут, в развитие которых вкладываются значительные денежные средства, что в недалеком будущем может сделать их серьезными конкурентами АО "Хантымансийскокртелеком".

Идея объединения компаний связи в крупные межрегиональные структуры по плану АО "Связьинвест" не находит полного понимания у региональных властей, поскольку большинство зависимых компаний Связьинвеста, согласно этого плана, в результате слияния потеряют право юридического лица и вынуждены будут оплачивать основную часть налогов по месту регистрации своего головного офиса. Поэтому уже сейчас местные администрации начинают создавать подконтрольные им телекоммуникационные структуры. Не исключено, что аналогичные компании появятся и в других городах округа. Все эти процессы несомненно приведут к еще большему росту конкуренции и оттоку инвестиций в проекты АО "Хантымансийскокртелеком" со стороны администраций различного уровня.

34. Инвестиционная декларация. Описание деятельности эмитента.

Представляется только инвестиционными фондами

35. Планы будущей деятельности эмитента.

В четвертом квартале 2001 года поступит оборудование для центрального узла служб интеллектуальной сети связи в г. Сургуте по контракту с фирмой "Акантис". Монтаж оборудования будет произведен по договору с ЗАО "Акантис".

36. Данные об уставном капитале эмитента.

Размер уставного капитала эмитента (руб.): ***348 654 000***

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:

общий объем (руб.): ***261 489 000***

доля в уставном капитале: ***74.99957 %***

Привилегированные акции:

общий объем (руб.): ***87 165 000***

доля в уставном капитале: ***25.00043 %***

37. Данные о доле государства (муниципального образования) в уставном капитале эмитента.

Доля уставного капитала эмитента, находящаяся в государственной (муниципальной) собственности:

Вид собственности: ***субъектов РФ***

Доля: ***3.9%***

Управляющий пакетом: ***Департамент государственной собственности Ханты-Мансийского автономного округа***

Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности: ***такой доли нет***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***не предусмотрено***

38. Данные об объявленных акциях эмитента.

38.1

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа объявленных акций: ***акции обыкновенные именные бездокументарные***

Номинальная стоимость (руб.): ***15***

Количество: ***24 333 000***

Общий объем (руб.): ***364 995 000***

Условия размещения: ***Общество осуществляет размещение акций при:***
· учреждении;
· выпуске дополнительных акций;
· конвертации в акции ценных бумаг, конвертируемых в акции.
Общество вправе проводить размещение дополнительных акций и иных ценных бумаг посредством открытой (публичное размещение) и закрытой (частное размещение) подписки. Способы размещения Обществом дополнительных акций и иных ценных бумаг определяются решением об их размещении.
Акционеры - владельцы голосующих акций имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.
В случаях, установленных правовыми актами Российской Федерации, размещение Обществом дополнительных акций и иных ценных бумаг осуществляется только посредством открытой подписки.
Дополнительные акции могут быть размещены Обществом только в пределах количества объявленных акций, установленного Уставом Общества.
Общество не вправе принимать решение о размещении дополнительных акций тех категорий, которые не определены в Уставе Общества для объявленных акций.
Совет директоров принимает решение о размещении дополнительных акций и определяет:
· количество размещаемых дополнительных акций каждой категории в пределах количества объявленных акций такой категории;
· сроки и условия размещения;
· иную информацию, предусмотренную действующим законодательством для внесения в проспект эмиссии.

39. Существенные договоры и обязательства эмитента.

не имеют места

40. Обязательства эмитента по эмиссии акций и ценных бумаг, конвертируемых в акции.

Нет

41. Сведения о санкциях, наложенных на эмитента, участии его в судебных процессах и проверках.

Санкции, налагавшиеся на эмитента органами государственного управления, судом, за три финансовых года, предшествующих году отчетного квартала, и за текущий год:

Дата наложения санкции: ***19.01.1998***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Нарушения порядка уплаты налога в Дорожные фонды (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***887.2***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.01.1998***
Орган, наложивший санкцию: ***Нижневартовский филиал Окружного Фонда обязательного медицинского страхования***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 298.1***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.01.1998***
Орган, наложивший санкцию: ***Нижневартовский регионально-отраслевой филиал Фонда социального страхования Российской Федерации***
Причины наложения: ***Несвоевременное перечисление (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***64.7***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.01.1998***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***Несвоевременное представление расчетной ведомости (филиал "Белоярсктелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***5 382***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.01.1998***
Орган, наложивший санкцию: ***Отделение Пенсионного фонда***
Причины наложения: ***Камеральная проверка (филиал "Хантымансийскэлектросвязь")***

Вид санкции: ***Взносы в Пенсионный фонд, пеня***
Размер санкции (руб.): ***84***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***17.02.1998***
Орган, наложивший санкцию: ***Государственная жилищная инспекция Ханты-Мансийского автономного округа по г.Нижневартовску***
Причины наложения: ***Нарущение действующих нормативно-технических требований***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***4 174.5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.02.1998***
Орган, наложивший санкцию: ***Государственный Фонд занятости населения Кондинского района***
Причины наложения: ***Указ президента РФ № 685 "Об основных направлениях налоговой реформы в РФ и мерах по укреплению налоговой и платежной дисциплины" (филиал "Кондинсктелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***837***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.02.1998***
Орган, наложивший санкцию: ***Государственный Фонд занятости населения Кондинского района***
Причины наложения: ***Указ президента РФ № 685 "Об основных направлениях налоговой реформы в РФ и мерах по укреплению налоговой и платежной дисциплины" (филиал "Кондинсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5 411***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.02.1998***
Орган, наложивший санкцию: ***Отделение Пенсионного фонда Ханты-Мансийского автономного округа***
Причины наложения: ***Федеральный закон от 08.07.96 г. № 88-ФЗ "О бюджете Пенсионного фонда Российской Федерации" (филиал "Кондинсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 178***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.02.1998***
Орган, наложивший санкцию: ***Отделение Пенсионного фонда Ханты-Мансийского автономного округа***
Причины наложения: ***Федеральный закон от 08.07.96 г. № 88-ФЗ "О бюджете Пенсионного фонда Российской Федерации" (филиал "Кондинсктелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***767.5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***24.03.1998***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Белоярсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5 355***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***25.03.1998***
Орган, наложивший санкцию: ***ПФСС***
Причины наложения: ***Акт № 9 (филиал "Покачителеком")***
Вид санкции: ***Штраф, пеня***
Размер санкции (руб.): ***43 725.1***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Плановая проверка уплаты налогов на ЖКХ (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***805***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Плановая проверка уплаты взносов в Фонд занятости (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***368.6***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Плановая проверка правильности уплаты взносов в Фонд загрязнения окружающей среды (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***12.6***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Плановая проверка (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***17.9***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***

Причины наложения: *Плановая проверка уплаты налогов на ЖКХ (филиал "Хантымансийскэлектросвязь")*
Вид санкции: *Штраф*
Размер санкции (руб.): *8 084.5*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *31.03.1998*
Орган, наложивший санкцию: *Фонд социального страхования по Кондинскому району*
Причины наложения: *Федеральный закон от 08.07.96 г. № 88-ФЗ "О бюджете Пенсионного фонда Российской Федерации" (филиал "Кондинсктелеком")*
Вид санкции: *Пеня*
Размер санкции (руб.): *27 785*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *20.04.1998*
Орган, наложивший санкцию: *Региональное отделение Пенсионного фонда Ханты-Мансийского автономного округа*
Причины наложения: *Несвоевременная уплата страховых взносов (филиал "Радужныйтелеком")*
Вид санкции: *Пеня*
Размер санкции (руб.): *198*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *28.04.1998*
Орган, наложивший санкцию: *Пенсионный фонд Российской Федерации*
Причины наложения: *Акт № 192 (филиал "Покачителеком")*
Вид санкции: *Пеня*
Размер санкции (руб.): *318*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *30.04.1998*
Орган, наложивший санкцию: *Пенсионный фонд*
Причины наложения: *Проверка (филиал "Сургуттелекомсеть")*
Вид санкции: *Пеня*
Размер санкции (руб.): *11 332*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *30.04.1998*
Орган, наложивший санкцию: *ОФОМС*
Причины наложения: *Плановая проверка (филиал "Хантымансийскэлектросвязь")*
Вид санкции: *Штраф*
Размер санкции (руб.): *39 924.2*
Степень исполнения санкции: *исполнена*

Дата наложения санкции: *30.04.1998*
Орган, наложивший санкцию: *Пенсионный фонд*
Причины наложения: *Плановая проверка (филиал "Хантымансийскэлектросвязь")*
Вид санкции: *Пеня*

Размер санкции (руб.): ***152***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.04.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5 561***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.04.1998***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***Несвоевременная уплата налога (филиал "Лангепастелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***44 497***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.04.1998***
Орган, наложивший санкцию: ***Экологический фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***71.13***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.05.1998***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***Плановая проверка (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***9 008***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***9.06.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 131***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.1998***
Орган, наложивший санкцию: ***Отдел федерального казначейства***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня по НДС***
Размер санкции (руб.): ***264 941***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.07.1998***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***

Причины наложения: *Акт № 397 (филиал "Покачителеком")*
Вид санкции: ***Пеня***
Размер санкции (руб.): *397*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *28.07.1998*
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): *3 495*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *30.07.1998*
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня (филиал "Сургуттелекомсеть")***
Размер санкции (руб.): *37 513*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *30.07.1998*
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): *6 840*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *31.07.1998*
Орган, наложивший санкцию: ***Комитет по охране окружающей среды и природных ресурсов***
Причины наложения: ***Несвоевременная плата налога за загрязнение окружающей среды (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): *22*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *13.08.1998*
Орган, наложивший санкцию: ***ОФОМС г.Мегион***
Причины наложения: ***Проверка (филиал "Мегионтелеком")***
Вид санкции: ***Пеня, штраф, госпошлина***
Размер санкции (руб.): *64 003*
Степень исполнения санкции: ***отменена***

Дата наложения санкции: *20.08.1998*
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: *Акт № 47 (филиал "Покачителеком")*
Вид санкции: ***Пеня***
Размер санкции (руб.): *2 071*
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.08.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***13 208.6***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.08.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***682.5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.08.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***10 165***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***2.09.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***10 326***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***14.09.1998***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***В результате документальной проверки филиала "Лянтортелекомсеть" ДАООТ "Сургуттелекомсеть" АО "Хантымансийскокртелеком" по соблюдению налогового законодательства (правильности исчисления, полноты и своевременной уплаты налогов и других обязательных платежей в бюджеты и государственные внебюджетные фонды) за 1995 год и 7 месяцев 1996 года выявлена сумма заниженной прибыли в размере 2975 рублей***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***6 054***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.09.1998***
Орган, наложивший санкцию: ***Отдел федерального казначейства***
Причины наложения: ***Письмо от 03.09.99 г. (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня по НДС***
Размер санкции (руб.): ***35 684.8***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *30.09.1998*
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***6 054***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***6.10.1998***
Орган, наложивший санкцию: ***ГНИ***
Причины наложения: ***Несвоевременная уплата налогов (филиал "Белоярсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***984***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *13.10.1998*
Орган, наложивший санкцию: ***Региональное отделение Пенсионного фонда по Ханты-Мансийскому автономному округу***
Причины наложения: ***Несвоевременная уплата страховых взносов (филиал "Радужныйтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***579***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *13.10.1998*
Орган, наложивший санкцию: ***Ханты-Мансийский отдел Западно-Сибирского территориального антимонопольного управления Государственного антимонопольного комитета Российской Федерации***
Причины наложения: ***Взимание дополнительной платы с абонентов за подключение оконечных устройств (факсов, модемов) к сетям связи общего пользования.***

Вид санкции: ***Перечисление в федеральный бюджет прибыли, полученной за подключение факсов и модемов к сетям связи общего пользования за январь - октябрь 1998 года.***
Размер санкции (руб.): ***50 588***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***15.10.1998***
Орган, наложивший санкцию: ***Нижневартовский регионально-отраслевой филиал Фонда социального страхования Российской Федерации***
Причины наложения: ***Несвоевременность уплаты страховых взносов (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***27.10.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***60 241***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.10.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Проверка (филиал "Сургуттелекомсеть")***
Вид санкции: ***Проверка***
Размер санкции (руб.): ***5 542***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.10.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Радужныйтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***579***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***14.11.1998***
Орган, наложивший санкцию: ***Отделение фонда социальногос страхования***
Причины наложения: ***Не принятые к зачету расходы за счет средств фонда (филиал "Урайтелеком")***
Вид санкции: ***Взносы***
Размер санкции (руб.): ***11 977***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.11.1998***
Орган, наложивший санкцию: ***ПФОФОМС***
Причины наложения: ***Акт № 34 (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***-1165***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.11.1998***
Орган, наложивший санкцию: ***Нижневартовский межрайонный филиал окружного фонда обязательного медицинского страхования***
Причины наложения: ***Несвоевременная уплата страховых взносов (филиал "Радужныйтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***63***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***9.12.1998***
Орган, наложивший санкцию: ***ГНИ по г.Урай***
Причины наложения: ***Занижение оплаты за загрязнение окружающей среды за 1997 год (филиал "Урайтелеком")***
Вид санкции: ***Штраф. пеня***
Размер санкции (руб.): ***15***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.12.1998***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***6 859***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***21.12.1998***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Недоплата по налогу на пользование автодорогами (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 706.4***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1998***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***Несвоевременная уплата транспортного налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***731***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1998***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***Нарушения по налогу на нужды общеобразовательных учреждений (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 767***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1998***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Несвоевременная уплата налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***10 103***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1998***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременная уплата налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***25 491***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1998***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***Нарушения по налогу на ЖКХ (филиал "Октябрьсктелеком")***

Вид санкции: ***Пеня***
Размер санкции (руб.): ***7 672***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.1998***
Орган, наложивший санкцию: ***Государственный Фонд занятости Кондинского района***
Причины наложения: ***Указ президента РФ № 685 "Об основных направлениях налоговой реформы в РФ и мерах по укреплению налоговой и платежной дисциплины" (филиал "Кондинсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.1998***
Орган, наложивший санкцию: ***Нижневартовский регионально-отраслевой филиал Фонда социального страхования Российской Федерации***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***195***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***15.01.1999***
Орган, наложивший санкцию: ***Территориальный ФОМС***
Причины наложения: ***Несвоевременное начисление (Генеральная дирекция АО)***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***56 992***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.01.1999***
Орган, наложивший санкцию: ***ГНИ по Нижневартовскому району***
Причины наложения: ***акт от 20.01.99 г. (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.01.1999***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечислений (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***12 610***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.01.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***акт № 66 (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***108***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***4.02.1999***
Орган, наложивший санкцию: ***ОФОМС***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Мегионтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5 694***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***8.02.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***778***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***8.02.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***15 003***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***18.02.1999***
Орган, наложивший санкцию: ***Фонд обязательного медицинского страхования***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Белоярсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***280***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.03.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Акт документальной проверки (филиал "Юганскmелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***8 532***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.03.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Несвоевременное начисление страховых взносов (филиал "Югорсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***11***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***16.03.1999***
Орган, наложивший санкцию: ***ГНИ***



Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе
АО Хантымансийскокртелеком

Пресс-служба

628011, г. Ханты-Мансийск, 11, а/я 26
Тел.: (34671) 91210. Факс: 30404
E-mail: info@okrtelecom.wsnet.ru

Пресс-релиз

26.09.01

«Хантымансийскокртелеком» наградили в Нью-Йорке

В 12-й раз АО «Хантымансийскокртелеком» становится обладателем международной награды за высокое качество предоставляемых услуг, вклад в национальную и интеграцию в мировую экономику и грамотную политику руководства. На счету компании награды всемирно известных общественных организаций, аккредитованных в Израиле, Испании, Бельгии и Франции.

Новый трофей «Quality Summit Award», полученный на XV Международной Конвенции Quality Summit в Нью-Йорке, еще раз подтвердил высокую оценку деятельности акционерного общества на уровне мировых стандартов. По словам президента Business Initiative Directions Хосе Е. Прието, организатора Конвенции, «награждаемые компании – это символ стремления к лидерству, высоким технологиям и инновациям, пример для других предприятий в своей отрасли». Ежегодно список компаний, удостоившихся наград Quality Summit, пополняется новыми именами лидеров мирового бизнеса. В Церемонии награждения этого года приняли участие предприниматели 57 стран мира и представители дипломатических корпусов, аккредитованные в Нью-Йорке. Среди российских призеров следует назвать такие известные нефтяные предприятия как «Славнефть» и «Калмнефть», получившие награды XV Международной Конвенции.

АО «Хантымансийскокртелеком» постоянно работает над качеством предоставляемых услуг связи, используя самые современные технологии, которые обслуживаются высококвалифицированным персоналом. И результаты деятельности предприятия выражаются не только в экономических показателях и рейтингах, но и в благодарных отзывах абонентов, для которых собственно и работает четырехтысячный коллектив акционерного общества.

Екатерина Савина,
Редактор пресс-службы АО

Причины наложения: ***Просрочка плптежей за аренду помещения (филиал "Когалымтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***3 203***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***18.03.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Постановление РФ № 1018 от 11.10.93 г. п.31 (филиал "Кондинсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***19 157***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***22.03.1999***
Орган, наложивший санкцию: ***ГЦЗН***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Мегионтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***76***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.03.1999***
Орган, наложивший санкцию: ***Урайский филиал территориального фонда ОМС***
Причины наложения: ***Занижение обязательной базы для уплаты взносов за период 1996-1998 годы (филиал "Урайтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***4 384***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.03.1999***
Орган, наложивший санкцию: ***Урайский филиал территориального фонда ОМС***
Причины наложения: ***Занижение обязательной базы для уплаты взносов за период 1996-1998 годы (филиал "Урайтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***3 046***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.03.1999***
Орган, наложивший санкцию: ***ГНИ по г.Нефтеюганску***
Причины наложения: ***Налоговый кодекс ч.1 ст.45, п.6 ст.75 инкассо 4345 (филиал "Югансктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***15 287***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***14.04.1999***
Орган, наложивший санкцию: ***Нижневартовский филиал Фонда социального страхования***
Причины наложения: ***акт от 14.04.99 г. (филиал "Нижневартовсктелеком")***

Размер санкции (руб.): ***22***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Несвоевременная уплата взносов (Генеральная дирекция АО)***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***70***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.1999***
Орган, наложивший санкцию: ***Комитет по охране окружающей среды***
Причины наложения: ***Счет (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***62***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***1.07.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Советсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***33***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***12.07.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Акт № 366 (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***69***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***13.07.1999***
Орган, наложивший санкцию: ***ГНИ***
Причины наложения: ***Задержка перечисления НДС (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***61 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.07.1999***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***43 090***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***24.08.1999***
Орган, наложивший санкцию: ***Нижневартовский филиал Окружного фонда***

обязательного медицинского страхования
Причины наложения: ***Спр. № 218 от 24.08.99 г. (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***6 149***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***25.08.1999***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Акт № 1080 от 28.08.99 г. (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня, штраф***
Размер санкции (руб.): ***14 969***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***26.08.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***6 237***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***2.09.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***14 185***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.09.1999***
Орган, наложивший санкцию: ***ФОМС***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Югорсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***54***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***22.09.1999***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***несвоевременное нчисление и перечисление страховых взносов за период 1997-1999 годы (филиал "Пытьяхтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 244***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.09.1999***
Орган, наложивший санкцию: ***Комитет по земельным ресурсам г.Радужный***
Причины наложения: ***Самовольное занятие земельного участка, ст.125 ГК РФ***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***8 349***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.09.1999***
Орган, наложивший санкцию: ***Территориальный дорожный фонд***
Причины наложения: ***Письмо от 03.09.99 г. (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***2 300***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.09.1999***
Орган, наложивший санкцию: ***ОФОМС***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***16 104***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***12.10.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Несвоевременная уплата взносов (филиал "Белоярсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***2 301***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***15.10.1999***
Орган, наложивший санкцию: ***Пенсионный фонд Российской Федерации***
Причины наложения: ***Акт № 504 (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***61***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.10.1999***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***3 836***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.10.1999***
Орган, наложивший санкцию: ***ОФОМС г.Нягань***
Причины наложения: ***Акт № 5 Несвоевременная уплата взносов в период 01.01.96-30.10.96 годы. (филиал "Няганьтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***25 801***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***12.11.1999***
Орган, наложивший санкцию: ***Фонд социального страхования***

Причины наложения: ***Постановление № 22 от 3.06.99 г. Акт документальной проверки (филиал "Юганскетелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***8 799***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***15.11.1999***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Задержка перечисления (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***28 766***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.11.1999***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Мегионтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***20 645***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***27.12.1999***
Орган, наложивший санкцию: ***Радужнинский филиал Регионального отделения фонда социльного страхования РФ по Ханты-Мансийскому автономному округу***
Причины наложения: ***Несвоевременная уплата страховых взносов (филиал "Радужныйтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***4 900***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.12.1999***
Орган, наложивший санкцию: ***ГНИ по г.Сургут***
Причины наложения: ***Сторно по акту (Генеральная дирекция АО)***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***-6794***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1999***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременная уплата налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***7 008***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.12.1999***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***Несвоевременная уплата налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***809***

Причины наложения: ***Несвоевременная уплата налога (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 340***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.05.2000***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Несвоевременная уплата налога на ЖКХ (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***5 314.75***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.06.2000***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***35 864***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.2000***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***18***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.2000***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Несвоевременная уплата налога на рекламу (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***82.99***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.2000***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременная уплата налога (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***915***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.06.2000***
Орган, наложивший санкцию: ***ГНИ по г.Сургуту***
Причины наложения: ***Несвоевременная уплата налога (филиал "Сургуттелекомсеть")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***11 394***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***27.07.2000***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Когалымтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***1 105***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.07.2000***
Орган, наложивший санкцию: ***ГНИ по Березовскому району***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Березовотелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***7 394***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.08.2000***
Орган, наложивший санкцию: ***Фонд медицинского страхования***
Причины наложения: ***Несвоевременная уплата налога (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***3 641***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.08.2000***
Орган, наложивший санкцию: ***ГНИ по Березовскому району***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Березовотелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***537***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***28.09.2000***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Несвоевременная уплата налога (Генеральная дирекция АО "Хантымансийскокртелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***177 514***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.09.2000***
Орган, наложивший санкцию: ***Пенсионный фонд***
Причины наложения: ***Несвоевременная уплата налога (филиал "Покачителеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***61***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.10.2000***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Налоговая проверка (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***5 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Когалыму***
Причины наложения: ***Несвоевременное перечисление взносов (филиал "Когалымтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***24 924***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Ураю***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Урайтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***23 825***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Ураю***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Урайтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***10 853***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Пыть-Яху***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Пытьяхтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***11 089***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***Фонд социального страхования***
Причины наложения: ***Проверка соблюдения налогового законодательства (филиал "Пытьяхтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***151***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.12.2000***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Несвоевременная уплата налога (Генеральная дирекция)***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***583 196***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.01.2001***
Орган, наложивший санкцию: ***Министерство по налогам и сборам***
Причины наложения: ***Несвоевременная уплата налога на добавленную стоимость (филиал "Мегионтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***26 058***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***16.01.2001***
Орган, наложивший санкцию: ***Министерство по налогам и сборам***
Причины наложения: ***Несвоевременная уплата налога на пользователей автодорог (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***23 262***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***16.01.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***Несвоевременная уплата налога на добавленную стоимость (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***2 007***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***16.01.2001***
Орган, наложивший санкцию: ***Министерство по налогам и сборам***
Причины наложения: ***Несвоевременная уплата налога на пользователей автодорог (филиал "Мегионтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***8 873***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***23.01.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***По результатам проверки (филиал "Мегионтелеком")***
Вид санкции: ***Пени в дорожный фонд***
Размер санкции (руб.): ***318***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.02.2001***
Орган, наложивший санкцию: ***ГНИ по Кондинскому району***

Причины наложения: ***Несвоевременная уплата налога на добавленную стоимость (филиал "Кондинсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***12 188***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***5.03.2001***
Орган, наложивший санкцию: ***ГНИ по г.Нижневартовску***
Причины наложения: ***Несвоевременная уплата налога за загрязнение окружающей среды (филиал "Нижневартовсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***82.99***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***13.03.2001***
Орган, наложивший санкцию: ***Министерство по налогам и сборам***
Причины наложения: ***Несвоевременная уплата взносов в Федеральный фонд занятости населения (филиал "Мегионтелеком")***
Вид санкции: ***Пеня***
Размер санкции (руб.): ***4***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***19.03.2001***
Орган, наложивший санкцию: ***Министерство по налогам и сборам***
Причины наложения: ***Несвоевременная уплата взносов в окружной фонд обязательного медицинского страхования (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***100***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.2001***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***Несвоевременная уплата налога (филиал "Октябрьсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***175***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.2001***
Орган, наложивший санкцию: ***Внебюджетные фонды***
Причины наложения: ***Несвоевременная уплата налогов (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***32 335***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.2001***
Орган, наложивший санкцию: ***ГНИ по Октябрьскому району***
Причины наложения: ***По результатам проверки (филиал "Октябрьсктелеком")***
Вид санкции: ***Пени***

Размер санкции (руб.): ***5 191.34***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***30.03.2001***
Орган, наложивший санкцию: ***Пенсионный фонд по г.Радужному***
Причины наложения: ***Несвоевременная уплата налога (филиал "Радужныйтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***466***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***8.05.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по г.Югорску***
Причины наложения: ***Несвоевременная уплата налога на пользование автодорог (филиал "Югорсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***23.64***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***8.05.2001***
Орган, наложивший санкцию: ***ГНИ по г.Югорску***
Причины наложения: ***Несвоевременная уплата (филиал "Югорсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***2 445.27***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***8.05.2001***
Орган, наложивший санкцию: ***ГНИ по г.Югорску***
Причины наложения: ***Несвоевременная уплата (филиал "Югорсктелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***235.5***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***14.05.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***По результатам проверки (филиал "Мегионтелеком")***
Вид санкции: ***Пени ЖКХ***
Размер санкции (руб.): ***893***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***14.05.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***По результатам проверки (филиал "Мегионтелеком")***
Вид санкции: ***Пени ЕСН***
Размер санкции (руб.): ***596***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***15.05.2001***

Орган, наложивший санкцию: ***ГНИ по г.Покачи***
Причины наложения: ***По результатам проверки (филиал "Покачителеком")***
Вид санкции: ***Пени ЕСН***
Размер санкции (руб.): ***340***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.05.2001***
Орган, наложивший санкцию: ***ГНИ по г.Когалыму***
Причины наложения: ***По результатам проверки (филиал "Когалымтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***9 380***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***23.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***Возврат НДС (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***-2370***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Несвоевременная уплата налога на прибыль (Генеральная дирекция)***
Вид санкции: ***Пени***
Размер санкции (руб.): ***810 735***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Мегиону***
Причины наложения: ***Возврат подоходного налога (филиал "Мегионтелеком")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***-51480***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Радужному***
Причины наложения: ***Несвоевременная уплата налога (филиал "Радужныйтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***54***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***Несвоевременная уплата НДС (Генеральная дирекция)***
Вид санкции: ***Пени***
Размер санкции (руб.): ***20 458***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***29.06.2001***
Орган, наложивший санкцию: ***ГНИ по г.Ханты-Мансийску***
Причины наложения: ***По результатам проверки (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пени ЖКХ***
Размер санкции (руб.): ***21***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***18.07.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по Кондинскому району***
Причины наложения: ***Несвоевременная уплата налога***
Вид санкции: ***Пени***
Размер санкции (руб.): ***51.7***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***27.07.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по г.Мегиону***
Причины наложения: ***По результатам проверки (филиал "Мегионтелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***5 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.07.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по г.Ханты-Мансийску***
Причины наложения: ***По результатам проверки (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***Пени***
Размер санкции (руб.): ***250***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***31.07.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по г.Ханты-Мансийску***
Причины наложения: ***Пени по налогу на пользователей автодорог (филиал "Хантымансийскэлектросвязь")***
Вид санкции: ***пени***
Размер санкции (руб.): ***223***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***20.08.2001***
Орган, наложивший санкцию: ***Государственная налоговая инспекция по Кондинскому району***
Причины наложения: ***Несвоевременная уплата налога на добавленную стоимость (филиал "Кондинсктелеком")***
Вид санкции: ***Штраф***
Размер санкции (руб.): ***101.98***
Степень исполнения санкции: ***исполнена***

Описание сути всех продолжающихся или закончившихся в отчетном квартале судебных процессов, которые могут существенно повлиять на деятельность эмитента:

В отчётном квартале судебные процессы с участием эмитента, которые могли бы существенно повлиять на деятельность эмитента, не имели места.

Описание оснований всех продолжающихся или закончившихся в отчетном квартале проверок эмитента, проводимых государственными органами, а также аудиторских проверок эмитента, проводимых по требованию его участников (акционеров):

нет

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): *19.07.2001*
Код: *1300013F19072001*

Дата заседания Совета директоров, на котором приняты соответствующие решения: 19 июля 2001 года.

Кворум заседания:
Общее количество членов Совета директоров АО "Хантымансийскокртелеком" девять человек. В работе заседания приняли участие девять членов Совета директоров. Кворум для принятия решений по повестке дня заседания Совета директоров имеется.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Созвать внеочередное общее собрание акционеров АО "Хантымансийскокртелеком" в форме совместного присутствия акционеров для рассмотрения вопроса о реорганизации Общества в форме присоединения к ОАО "Уралсвязьинформ".
2. Общее собрание провести 12 октября 2001 года по адресу: Тюменская область, Ханты-Мансийский автономный округ, г.Ханты-Мансийск, ул.Мира, д.1, Большой Зал Центра Искусств, в 10 ч.00 м. местного времени.
3. Время начала регистрации акционеров для участия в общем собрании акционеров: 8 ч.00 м. местного времени.
4. Определить 17 августа 2001 года в качестве даты составления списка акционеров для участия в общем собрании акционеров.

Результаты голосования за принятие решения:
"ЗА": 1. Лопатин А.В. 6. Обухов А.В.
2. Лебедев Э.В. 7. Орлов О.П.
3. Амиров Г.А. 8. Романов А.Ю.
4. Беляев В.С. 9. Штукарева И.В.
5. Каюков С.М.
"ПРОТИВ": Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Утвердить следующую повестку дня внеочередного общего собрания акционеров АО "Хантымансийскокртелеком":
О реорганизации АО "Хантымансийскокртелеком" в форме присоединения к ОАО "Уралсвязьинформ". Утверждение Договора о присоединении. Утверждение Передаточного акта.

Результаты голосования за принятие решения:
"ЗА": 1. Лопатин А.В. 6. Обухов А.В.
2. Лебедев Э.В. 7. Орлов О.П.
3. Амиров Г.А. 8. Романов А.Ю.
4. Беляев В.С. 9. Штукарева И.В.
5. Каюков С.М.
"ПРОТИВ": Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Утвердить следующий перечень информации, подлежащей предоставлению акционерам при подготовке внеочередного общего собрания акционеров:
· Проекты Договора о присоединении, Передаточного акта;
· Документы бухгалтерской отчётности на последнюю отчётную дату, предшествующую проведению общего собрания;
· Презентация по вопросам реорганизации;
· Материалы по оценке стоимости и расчету коэффициентов обмена акций АО "Хантымансийскокртелеком" и рыночной стоимости акций Общества для определения цены выкупа акций.

Результаты голосования за принятие решения:
"ЗА": 1. Лопатин А.В. 6. Обухов А.В.
2. Лебедев Э.В. 7. Орлов О.П.
3. Амиров Г.А. 8. Романов А.Ю.
4. Беляев В.С. 9. Штукарева И.В.
5. Каюков С.М.
"ПРОТИВ": Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Утвердить форму и текст бюллетеня для голосования на внеочередном общем собрании акционеров.

Результаты голосования за принятие решения:
"ЗА": 1. Лопатин А.В. 6. Обухов А.В.
2. Лебедев Э.В. 7. Орлов О.П.
3. Амиров Г.А. 8. Романов А.Ю.
4. Беляев В.С. 9. Штукарева И.В.
5. Каюков С.М.
"ПРОТИВ": Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Дата появления факта (события, действия): *19.07.2001*
Код: *1500013F19072001*

1.Дата принятия эмитентом решения о дате, на которую составляется список владельцев ценных бумаг, имеющих право на участие во внеочередном общем собрании акционеров: 19 июля 2001 года.

2.Дата, на которую составляется список владельцев именных ценных бумаг: 17 августа 2001 года.

Дата появления факта (события, действия): *31.08.2001*
Код: *1300013F31082001*

Дата заседания Совета директоров, на котором приняты соответствующие решения: 31 августа 2001 года.

Кворум заседания:
Общее количество членов Совета Директоров АО "Хантымансийскокртелеком" - девять человек. В заочном голосовании приняли участие восемь членов Совета директоров АО, которыми были предоставлены опросные листы по вопросам, вынесенным на заочное голосование.

Кворум для принятия решения по вопросам, вынесенным на заочное голосование членов Совета директоров, имелся.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
Избрать секретариат внеочередного общего собрания акционеров в количестве двух человек, в составе:
1.Костерин Сергей Николаевич, начальник Отдела ценных бумаг АО, руководитель секретариата;
2.Иванова Елена Владимировна, экономист отдела ценных бумаг АО

Голосование:

"ЗА":	***1. Лопатин А.В.***	***3. Амиров Г.А.***	***6. Орлов О.П.***
	2. Лебедев Э.В.	***4. Беляев В.С.***	***7. Романов А.Ю.***
		5. Каюков С.М.	***8. Штукарева И.В.***

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Признать правомочной заявку ОАО"Связьинвест" о внесении вопроса в повестку дня внеочередного общего собрания акционеров о доизбрании Ревизионной комиссии Общества и выдвижении кандидатуры в состав данного органа.
2. Внести в повестку дня внеочередного общего собрания акционеров вопрос "О доизбрании члена Ревизионной комиссии АО "Хантымансийскокртелеком".
3. Включить в список кандидатур для доизбрания членов Ревизионной комиссии кандидатуру Павлюковой Нины Николаевны.

Голосование:

"ЗА":	***1. Лопатин А.В.***	***3. Амиров Г.А.***	***6. Орлов О.П.***
	2. Лебедев Э.В.	***4. Беляев В.С.***	***7. Романов А.Ю.***
		5. Каюков С.М.	***8. Штукарева И.В.***

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:

1. Признать правомочной заявку ОАО "Связьинвест" о внесении в повестку дня заседания Совета директоров вопроса о досрочном прекращении полномочий Счетной комиссии Общества и избрании ее нового состава.
2. Внести в повестку дня внеочередного общего собрания акционеров АО "Хантымансийскокртелеком" вопрос "О досрочном прекращении полномочий Счетной комиссии Общества. Об избрании Счетной комиссии АО "Хантымансийскокртелеком".

Голосование:

"ЗА":	*1. Лопатин А.В.*	*3. Амиров Г.А.*	*6. Орлов О.П.*
	2. Лебедев Э.В.	*4. Беляев В.С.*	*7. Романов А.Ю.*
		5. Каюков С.М.	*8. Штукарева И.В.*

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1. Рекомендовать внеочередному общему собранию акционеров образовать Счетную комиссию АО "Хантымансийскокртелеком" в следующем составе:

1.1 Колупаева Ирина Владимировна
1.2 Ляхова Ольга Владимировна
1.3 Фролов Кирилл Викторович
1.4 Морозова Марина Владимировна
1.5 Репская Татьяна Викторовна
1.6 Толмачева Алена Валерьевна
1.7 Тютюгина Оксана Анатольевна

Голосование:

"ЗА":	*1. Лопатин А.В.*	*3. Амиров Г.А.*	*6. Орлов О.П.*
	2. Лебедев Э.В.	*4. Беляев В.С.*	*7. Романов А.Ю.*
		5. Каюков С.М.	*8. Штукарева И.В.*

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1.Одобрить проект Передаточного акта с учетом замечаний.
2.Правлению Общества при подготовке материалов к внеочередному общему собранию акционеров доработать их с учетом замечаний.

Голосование:

"ЗА":	*1. Лопатин А.В.*	*2. Амиров Г.А.*	*4. Романов А.Ю.*
	2. Лебедев Э.В.	*3. Орлов О.П.*	*5. Штукарева И.В.*

"ПРОТИВ": 1. Каюков С.М.
"ВОЗДЕРЖАЛСЯ": 1. Беляев В.С.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
Принимая во внимание рекомендации независимого оценщика, определить рыночную стоимость акций Общества, подлежащих выкупу у акционеров, проголосовавших

против реорганизации Общества или не принявших участие в голосовании по данному вопросу и должным образом предъявивших требования о выкупе принадлежащих им акций, в размере:

26,22руб. за одну обыкновенную акцию;

12,60руб. за одну привилегированную акцию.

Голосование:

"ЗА":	***1. Лопатин А.В.***	***3. Беляев В.С.***	***5. Романов А.Ю.***
	2. Лебедев Э.В.	***4. Орлов О.П.***	***6. Штукарева И.В.***

"ПРОТИВ": ***1. Амиров Г.А.*** ***2. Каюков С.М.***

"ВОЗДЕРЖАЛСЯ": ***Нет.***

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:

1. Считать утратившим силу решение Совета директоров от 19.07.2001 по третьему вопросу повестки дня заседания.

2. Утвердить следующую повестку дня внеочередного общего собрания акционеров АО "Хантымансийскокртелеком":

2.1.О досрочном прекращении полномочий Счётной комиссии Общества. Об избрании счетной комиссии АО "Хантымансийскокртелеком".

2.2.Об избрании члена Ревизионной комиссии АО "Хантымансийскокртелеком".

2.3.О реорганизации АО "Хантымансийскокртелеком" в форме присоединения к ОАО "Уралсвязьинформ". Утверждение Договора о присоединении. Утверждение Передаточного акта.

Голосование:

"ЗА":	***1. Лопатин А.В.***	***3. Амиров Г.А.***	***6. Орлов О.П.***
	2. Лебедев Э.В.	***4. Беляев В.С.***	***7. Романов А.Ю.***
		5. Каюков С.М.	***8. Штукарева И.В.***

"ПРОТИВ":Нет.

"ВОЗДЕРЖАЛСЯ": ***Нет.***

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:

1.Сообщение о проведении внеочередного общего собрания акционеров АО "Хантымансийскокртелеком" опубликовать в газете "Новости Югры" не позднее 11 сентября 2001 года.

2.Акционерам-владельцам голосующих акций, проживающим за пределами региона, уведомление о проведении внеочередного общего собрания акционеров, бюллетени для голосования по вопросам повестки дня, форму для письменного требования выкупа Обществом принадлежащих им акций, направить заказным письмом не позднее 11 сентября 2001 года.

3.Утвердить текст уведомления о проведении общего собрания акционеров (в том числе, порядок информирования акционеров АО "Хантымансийскокртелеком" о наличии у них права требовать выкупа акций).

Голосование:

"ЗА":	***1. Лопатин А.В.***	***3. Амиров Г.А.***	***5 Орлов О.П.***
	2. Лебедев Э.В .	***4. Беляев В.С.***	***6. Романов А.Ю.***
			7. Штукарева И.В.

"ПРОТИВ": 1. Каюков С.М.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
1.Утвердить форму требования акционера о выкупе Обществом акций с учетом замечаний.

Голосование:

"ЗА":	*1. Лопатин А.В.*	*2. Амиров Г.А.*	*4. Орлов О.П.*
	2. Лебедев Э.В.	*3. Беляев В.С.*	*6. Романов А.Ю.*
			7. Штукарева И.В.

"ПРОТИВ": 1. Каюков С.М.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
Утвердить форму и текст бюллетеней для голосования по вопросам повестки дня внеочередного общего собрания акционеров АО "Хантымансийскокртелеком" с учетом замечаний.

Голосование:

"ЗА":	*1. Лопатин А.В.*	*2. Амиров Г.А.*	*5. Орлов О.П.*
	2. Лебедев Э.В.	*3. Беляев В.С.*	*6. Романов А.Ю.*
		4. Каюков С.М.	*7. Штукарева И.В.*

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
Утвердить смету расходов на проведение внеочередного общего собрания акционеров АО "Хантымансийскокртелеком" в сумме 230000 рублей.

Голосование:

"ЗА":	*1. Лопатин А.В.*	*3. Амиров Г.А.*	*6. Орлов О.П.*
	2. Лебедев Э.В.	*4. Беляев В.С.*	*7. Романов А.Ю.*
		5. Каюков С.М.	*8. Штукарева И.В.*

"ПРОТИВ":Нет.
"ВОЗДЕРЖАЛСЯ": Нет.

43. Сведения о реорганизации эмитента, его дочерних и зависимых обществ.

Нет

44. Дополнительная существенная общая информация об эмитенте.

Адрес вэб-страницы компании в INTERNET: http://www.okrtel.ru

Б. Данные о финансово-хозяйственной деятельности эмитента

45. Годовая бухгалтерская отчетность за три последних финансовых года.

За текущий отчетный период не представляется.

46. Бухгалтерская отчетность эмитента за отчетный квартал.

См. Приложение.

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Указанные факты не имели места

Величина активов эмитента на дату окончания квартала, предшествующего отчетному:
1 789 423 тыс. руб.

Величина активов эмитента на дату окончания отчетного квартала: ***1 804 142 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

Данное увеличение обусловлено ростом выручки от оказания услуг связи.

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному:
133 985 тыс. руб.

Значение прибыли (убытков) эмитента за отчетный квартал: ***206 031 тыс. руб.***

49. Сведения о формировании и использовании резервного и других специальных фондов эмитента.

· Фонд накопления:
Остаток на конец отчетного квартала, руб.: -
Направлено в отчетном квартале, руб.: -
Использовано в отчетном квартале, руб.: -
· Фонд потребления:
Остаток на конец отчетного квартала, руб.: -
Направлено в отчетном квартале, руб.: -
Использовано в отчетном квартале, руб.: -
· Фонд социальной сферы:
Остаток на конец отчетного квартала, руб.: 10 546 000
Направлено в отчетном квартале, руб.: -
Использовано в отчетном квартале, руб.: -
· Специализированный фонд акционирования:
Остаток на конец отчетного квартала, руб.: -
Направлено в отчетном квартале, руб.: -
Использовано в отчетном квартале, руб.: -
· Резервный фонд:
Остаток на конец отчетного квартала, руб.: 30 617 000
Направлено в отчетном квартале, руб.: -
Использовано в отчетном квартале, руб.: -
Направления использования средств резервного фонда: -
· Фонд директора:
Остаток на конец отчетного квартала, руб.: -
Направлено в отчетном квартале, руб.: -

Использовано в отчетном квартале, руб.: -

50. Сделки эмитента в отчетном квартале, размер которых составляет 10 и более процентов от активов эмитента на конец квартала, предшествующего отчетному.

Указанные сделки не имели места

51. Сведения о направлении средств, привлеченных эмитентом в результате размещения эмиссионных ценных бумаг.

Указанных направлений использования средств в отчетном квартале нет.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие долгосрочные займы	72 269	1 736	16 991	57 014
в том числе не погашенные в срок	-	-	-	-
Краткосрочные кредиты банков	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Кредиты банков для работников	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие краткосрочные займы	6 912	-	800	6 112
в том числе не погашенные в срок	-	-	-	-

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
краткосрочная	204 975	2 049 510	1 963 614	290 872
в том числе просроченная	34 979	209 373	209 788	34 564
из нее длительностью свыше 3 месяцев	26 231	133 210	134 429	25 012
в том числе по:				
-	-	-	-	-
долгосрочная	4 588	3 353	2 420	5 521
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
-	-	-	-	-
2) Кредиторская задолженность:	209 079	1 670 933	1 555 727	324 285
краткосрочная	17 833	58 256	61 975	14 114
в том числе просроченная		-		-
из нее длительностью свыше 3 месяцев	-	-	-	-

в том числе по:				
-	-	-	-	-
долгосрочная	555 118	132 690	156 030	531 778
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
-	-	-	-	-
Обеспечения:				
полученные	-	-	-	-
в том числе от третьих лиц	-	-	-	-
в том числе по:				
-	-	-	-	-
выданные	-	-	-	-
в том числе третьим лицам	-	-	-	-
в том числе по:				
-	-	-	-	-
3) Движение векселей:				
Векселя выданные	-	-	-	-
в том числе просроченные	-	-	-	-
в том числе по:				
-	-	-	-	-
Векселя полученные	-	4 346	4 346	-
в том числе просроченные	-	-	-	-
в том числе по:				
-	-	-	-	-

54. Финансовые вложения эмитента.

Сведения о финансовых вложениях эмитента на конец отчетного квартала:

Наименование показателя	Величина вложений на конец отчетного квартала (тыс. руб.)		
	краткосрочных (до 1 года)	долгосрочных (свыше 1 года)	всего
Вложения в государственные ценные бумаги Российской Федерации	-	-	-
Вложения в государственные ценные бумаги субъектов Российской Федерации	-	-	-
Вложения в ценные бумаги органов местного самоуправления	-	-	-
Вложения в акции, доли, паи других организаций	-	381	381
Вложения в облигации и другие долговые обязательства	-	-	-
Иные предоставленные займы	-	100	100
Инвестиции в дочерние общества эмитента	-	446	446
Инвестиции в зависимые общества эмитента	-	-	-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке ликвидированы			
Наименование организации	**Дата ликвидации**	**Орган, принявший решение о ликвидации**	**Величина вложений (тыс. руб.)**
Нет		-	-
Итого			-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке признаны банкротами

Наименование организации	Дата ликвидации	Орган, принявший решение о ликвидации	Величина вложений (тыс. руб.)
Нет		-	-
Итого			-
Величина активов эмитента на дату окончания отчетного квартала (тыс. руб.)			1 804 142

Финансовые вложения в организации, инвестиции в которые составляют 10 и более процентов от активов эмитента на дату окончания отчетного квартала		
Наименование организации	**Величина вложений (тыс. руб.)**	**Доля в активах**
Нет	-	0 %
Итого	-	0 %

55. Другая существенная информация о финансово-хозяйственной деятельности эмитента

Примечание к п.21:

Представителю органов государственной власти Ханты-Мансийского автономного округа в Совете директоров АО "Хантымансийскокртелеком" - Амирову Г.А. вознаграждение за участие в работе Совета директоров не выплачивается.

В. Данные о ценных бумагах эмитента

56. Сведения об акциях эмитента.

Порядковый номер выпуска: ***1***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***

Количество ценных бумаг выпуска: ***174 326 шт.***
Общий объем выпуска: ***87 163 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***21.04.1993***
Регистрационный номер: ***87-1п-369***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***приобретение при преобразовании в акционерное общество***
Период размещения: ***с 21.04.1993 по 7.02.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***174 326 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***24.05.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Нет

Дополнительная существенная информация о ценных бумагах выпуска:
Нет

Порядковый номер выпуска: ***1***
Категория: ***привилегированные***
Тип акций: ***А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***

Количество ценных бумаг выпуска: ***58 110 шт.***
Общий объем выпуска: ***29 055 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***21.04.1993***
Регистрационный номер: ***87-1п-369***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***приобретение при преобразовании в акционерное общество***
Период размещения: ***с 21.04.1993 по 7.02.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***58 110 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***24.05.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Нет

Дополнительная существенная информация о ценных бумагах выпуска:
Нет

Порядковый номер выпуска: ***2***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***94 650 руб.***

Количество ценных бумаг выпуска: ***1 743 260 шт.***
Общий объем выпуска: ***164 999 559 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***23.08.1996***
Регистрационный номер: ***87-1-772***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***конвертация***
Период размещения: ***с 23.08.1996 по 23.09.1996***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 743 260 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.05.1997***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
С 23 июня 1997 года торговля акциями АО "Хантымансийскокртелеком" осуществляется организатором торговли - Российской Торговой Системой, первоначально - РТС-2, а с 13 октября 1997 года, в соответствии с Правилами листинга и делистинга РТС, торговля акциями АО переведена в РТС.

Дополнительная существенная информация о ценных бумагах выпуска:
Самая высокая продажная цена обыкновенной акции второго выпуска в Российской Торговой Системе - 155,00 USD (23 июня 1997 года), самая низкая - 60,00 USD (26 января 1998 года).

Порядковый номер выпуска: ***2***
Категория: ***привилегированные***
Тип акций: ***А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***94 650 руб.***

Количество ценных бумаг выпуска: ***581 100 шт.***
Общий объем выпуска: ***55 001 115 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***23.08.1996***
Регистрационный номер: ***87-1-772***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***конвертация***
Период размещения: ***с 23.08.1996 по 23.09.1996***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***581 100 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.05.1997***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
С 23 сентября 1997 года торговля акциями АО "Хантымансийскокртелеком" осуществляется организатором торговли - Российской Торговой Системой, первоначально - РТС-2, а с 13 октября 1997 года, в соответствии с Правилами листинга и делистинга РТС, торговля акциями АО переведена в РТС.

Дополнительная существенная информация о ценных бумагах выпуска:
Самая высокая продажная цена привилегированной акции второго выпуска в Российской Торговой Системе - 58,00 USD (13 октября 1997 года), самая низкая - 25,00 USD (21 января 1998 года).

Порядковый номер выпуска: ***3***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***10 руб.***

Количество ценных бумаг выпуска: ***3 615 054 012 шт.***
Общий объем выпуска: ***36 150 540 120 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***9.07.1997***
Регистрационный номер: ***87-1-840***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***конвертация***
Период размещения: ***с 9.07.1997 по 9.07.1997***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***3 615 054 012 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***9.07.1997***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Нет

Дополнительная существенная информация о ценных бумагах выпуска:
Нет

Порядковый номер выпуска: ***3***
Категория: ***привилегированные***
Тип акций: ***А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***10 руб.***

Количество ценных бумаг выпуска: ***1 205 144 204 шт.***
Общий объем выпуска: ***12 051 442 040 руб.***

Сведения о государственной регистрации выпуска:

Дата регистрации: ***9.07.1997***
Регистрационный номер: ***87-1-841***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***конвертация***
Период размещения: ***с 9.07.1997 по 9.07.1997***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 205 144 204 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***9.07.1997***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Нет

Дополнительная существенная информация о ценных бумагах выпуска:
Нет

Порядковый номер выпуска: ***4***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***150 000 руб.***

Количество ценных бумаг выпуска: ***1 743 260 шт.***
Общий объем выпуска: ***261 489 000 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.12.1997***
Регистрационный номер: ***1-04-00013-F***
Орган, осуществивший государственную регистрацию: ***Омское РО ФКЦБ России***

Способ размещения: ***конвертация***
Период размещения: ***с 29.01.1998 по 29.01.1998***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 743 260 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***20.02.1998***
Орган, осуществивший государственную регистрацию: ***Омское РО ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
С 23 июня 1997 года торговля акциями АО "Хантымансийскокртелеком" осуществляется организатором торговли - Российской Торговой Системой, первоначально - РТС-2, а с 13 октября 1997 года, в соответствии с Правилами листинга и делистинга РТС, торговля акциями АО переведена в РТС.

Дополнительная существенная информация о ценных бумагах выпуска:
Самая высокая продажная цена обыкновенной акции четвертого выпуска в Российской Торговой Системе - 88,80 USD (24 марта 1998 года), самая низкая - 23,00 USD (13 июля 1998 года).

Порядковый номер выпуска: ***4***
Категория: ***привилегированные***
Тип акций: ***А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***150 000 руб.***

Количество ценных бумаг выпуска: ***581 100 шт.***
Общий объем выпуска: ***87 165 000 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.12.1997***
Регистрационный номер: ***2-04-00013-F***
Орган, осуществивший государственную регистрацию: ***Омское РО ФКЦБ России***

Способ размещения: ***конвертация***
Период размещения: ***с 29.01.1998 по 29.01.1998***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***581 100 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***20.02.1998***
Орган, осуществивший государственную регистрацию: ***Омское РО ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
С 23 сентября 1997 года торговля акциями АО "Хантымансийскокртелеком" осуществляется организатором торговли - Российской Торговой Системой, первоначально - РТС-2, а с 13 октября 1997 года, в соответствии с Правилами листинга и делистинга РТС, торговля акциями АО переведена в РТС.

Дополнительная существенная информация о ценных бумагах выпуска:

Самая высокая продажная цена привилегированной акции четвертого выпуска в Российской Торговой Системе - 37,00 USD (13 марта 1998 года), самая низкая - 1,50 USD (23 сентября 1998 года).

Порядковый номер выпуска: ***5***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***15 руб.***

Количество ценных бумаг выпуска: ***17 432 600 шт.***
Общий объем выпуска: ***261 489 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***23.11.1998***
Регистрационный номер: ***1-05-00013-F***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***конвертация***
Период размещения: ***с 3.12.1998 по 3.12.1998***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***17 432 600 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***25.01.1999***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Акции АО "Хантымансийскокртелеком" торгуются на Фондовой бирже РТС, Московской Фондовой Бирже, Московской Межбанковской Валютной Бирже.
На Фондовой бирже РТС, МФБ акции прошли процедуру листинга, на ММВБ акции торгуются без включения их в котировальные листы (внесписочные ценные бумаги).

Дополнительная существенная информация о ценных бумагах выпуска:
Информация о торговле акциями АО "Хантымансийскокртелеком" на Фондовой бирже РТС за III квартал 2001 года
Наименование: акции обыкновенные именные
Минимальная котировка на покупку: $0,88
Максимальная котировка на покупку: $2,10
Минимальная котировка на продажу: $1,20
Максимальная котировка на продажу: $2,30
Рыночная цена на 30.09.2001 г.: $1,39
Объем торгов: $240 733 / 165 355 шт.
Количество сделок: 15 шт.

Порядковый номер выпуска: ***5***
Категория: ***привилегированные***
Тип акций: ***А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***15 руб.***

Количество ценных бумаг выпуска: ***5 811 000 шт.***
Общий объем выпуска: ***87 165 000 руб.***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***23.11.1998***
Регистрационный номер: ***2-05-00013-F***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***конвертация***
Период размещения: ***с 3.12.1998 по 3.12.1998***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 811 000 шт.***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***25.01.1999***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
Нет

Рыночная информация о ценных бумагах выпуска:
Акции АО "Хантымансийскокртелеком" торгуются на Фондовой бирже РТС, Московской Фондовой Бирже, Московской Межбанковской Валютной Бирже. На Фондовой бирже РТС, МФБ акции прошли процедуру листинга, на ММВБ акции торгуются без включения их в котировальные листы (внесписочные ценные бумаги).

Дополнительная существенная информация о ценных бумагах выпуска:
Информация о торговле акциями АО "Хантымансийскокртелеком" на Фондовой бирже РТС за III квартал 2001 года
Наименование: акции привилегированные именные
Минимальная котировка на покупку: $0,50
Максимальная котировка на покупку: $1,00
Минимальная котировка на продажу: $0,595
Максимальная котировка на продажу: $1,20
Рыночная цена на 30.09.2001 г.: $0,64
Объем торгов: $ 146 574 / 216 400 шт.
Количество сделок: 18 шт.

57. Сведения об облигациях эмитента.

Выпуски облигаций не производились

Г. Другие данные о ценных бумагах эмитента.

58, 59, 60. Права владельцев акций эмитента. Дивиденды по акциям эмитента.

58.1

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции обыкновенные именные бездокументарные***

Права владельца акций данной категории (типа):

Общие права акционеров:

· свободно переуступать принадлежащие ему акции;

· получать долю чистой прибыли (дивиденды), подлежащую распределению между акционерами в порядке, предусмотренном Уставом, в зависимости от категории принадлежащих ему акций;

· получать часть стоимости имущества Общества (ликвидационную стоимость), оставшегося после ликвидации Общества, пропорционально числу имеющихся у него акций соответствующей категории;

· иметь свободный доступ к документам Общества в порядке, предусмотренном Уставом, и получать их копии за плату;

· передавать все или часть прав, предоставляемых акцией соответствующей категории, своему представителю (представителям) на основании доверенности;

· обращаться с исками в суд;

· знакомиться со сведениями, составляющими государственную тайну, только в установленном законом порядке;

· осуществлять иные права, предусмотренные Уставом, законодательством, а также решениями общего собрания акционеров, принятыми в соответствии с его компетенцией.

Все обыкновенные акции Общества имеют одинаковую номинальную стоимость, являются именными и предоставляют акционерам - их владельцам одинаковый объем прав.

Обыкновенные акции Общества являются голосующими акциями по всем вопросам компетенции общего собрания.

Акционеры - владельцы обыкновенных акций имеют право на получение дивидендов только после владельцев привилегированных акций, размер дивидендов по которым определен Уставом Общества.

Акционеры - владельцы обыкновенных акций участвуют в распределении имущества Общества в случае его ликвидации в порядке третьей очереди после выплат по акциям, которые должны быть выкуплены в соответствии с Уставом Общества (первая очередь), после выплаты начисленных, но не выплаченных дивидендов по привилегированным акциям и определенной Уставом ликвидационной стоимости привилегированных акций (вторая очередь).

Дивидендом является часть чистой прибыли Общества за текущий год, распределяемая среди акционеров пропорционально числу имеющихся у них акций соответствующей категории, отнесенных на уставный капитал Общества.

Общество вправе ежеквартально, раз в полгода или раз в год принимать решение (объявлять) о выплате дивидендов по размещенным акциям, отнесенным на уставный капитал.

Общество обязано выплатить объявленные по каждой категории акций дивиденды.

Дивиденды выплачиваются деньгами. Дивиденды могут быть также выплачены иным имуществом по решению соответствующего органа управления Общества в случае согласия акционера на получение дивидендов в такой форме.

Решение о выплате годовых дивидендов, размере дивиденда и форме его выплаты по

акциям каждой категории принимается общим собранием акционеров по рекомендации Совета директоров Общества. Размер годовых дивидендов не может быть больше рекомендованного Советом директоров Общества.
Дивиденды не начисляются и не выплачиваются по акциям, не выпущенным в обращение, приобретенным на баланс Общества по решению Совета директоров, выкупленным на баланс Общества и поступившим в распоряжение Общества ввиду неисполнения покупателем обязательств по их приобретению.
Дивиденды начисляются и выплачиваются только по полностью оплаченным акциям.
По невыплаченным и неполученным дивидендам проценты не начисляются.
Акционер вправе требовать выплаты неполученных дивидендов независимо от срока образования задолженности.
Дата выплаты годовых дивидендов определяется решением общего собрания акционеров, которые должны быть выплачены в течение текущего года, в котором принято решение о выплате дивидендов.
Для выплаты дивидендов Совет директоров Общества составляет список лиц, имеющих право на получение дивидендов.
В список лиц, имеющих право на получение годовых дивидендов, включаются акционеры и номинальные держатели акций, внесенные в реестр акционеров Общества на день составления списка лиц, имеющих право участвовать в годовом собрании акционеров.
Общество не вправе принимать решение о выплате (объявлении) годовых дивидендов:
· до полной оплаты всего уставного капитала;
· до выкупа всех акций, которые должны быть выкуплены в соответствии с разделом 11.4. Устава;
· если на момент выплаты дивидендов оно отвечает признакам несостоятельности (банкротства) в соответствии с правовыми актами Российской Федерации о несостоятельности (банкротстве) предприятий или указанные признаки появятся у Общества в результате выплаты дивидендов;
· если стоимость чистых активов Общества меньше его уставного капитала, резервного фонда и превышения над номинальной стоимостью, определенной Уставом ликвидационной стоимости размещенных привилегированных акций, либо станет меньше их размера в результате выплаты дивидендов.

Дивиденды по акциям данной категории (типа):
Период: ***1994 г., IV квартал***
Размер дивидендов, начисленных на одну акцию (руб.): ***0***
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***0***
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***0***

Период: ***1995 г., IV квартал***
Размер дивидендов, начисленных на одну акцию (руб.): ***9 000***
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 568 934 000***
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***1 567 498 390***

Период: ***1996 г., IV квартал***
Размер дивидендов, начисленных на одну акцию (руб.): ***1 923***
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

3 343 101 000

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***3 305 688 860***

Период: ***1997 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***4.46***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***7 771 595***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***7 634 315***

Период: ***1998 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***0***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***0***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***0***

Период: ***1999 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.27***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***4 706 802***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***4 638 112***

Период: ***2000 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***1***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***17 432 600***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***10 457 362***

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.): ***0***

58.2

Категория акций: ***привилегированные***

Тип акций: ***А***

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции привилегированные именные бездокументарные типа А***

Права владельца акций данной категории (типа):

Общие права акционеров:

· свободно переуступать принадлежащие ему акции;

· получать долю чистой прибыли (дивиденды), подлежащую распределению между акционерами в порядке, предусмотренном Уставом, в зависимости от категории принадлежащих ему акций;

· получать часть стоимости имущества Общества (ликвидационную стоимость), оставшегося после ликвидации Общества, пропорционально числу имеющихся у него акций соответствующей категории;

· иметь свободный доступ к документам Общества в порядке, предусмотренном

Уставом, и получать их копии за плату;
· передавать все или часть прав, предоставляемых акцией соответствующей категории, своему представителю (представителям) на основании доверенности;
· обращаться с исками в суд;
· знакомиться со сведениями, составляющими государственную тайну, только в установленном законом порядке;
· осуществлять иные права, предусмотренные Уставом, законодательством, а также решениями общего собрания акционеров, принятыми в соответствии с его компетенцией.
Привилегированные акции Общества одного типа имеют одинаковую номинальную стоимость и предоставляют акционерам - их владельцам одинаковый объем прав.
Акционеры - владельцы привилегированных акций имеют право принимать участие в общих собраниях без права голоса, за исключением случаев, предусмотренных действующим законодательством и Уставом Общества.
Акционер - владелец привилегированных акций имеет первоочередное право по сравнению с владельцами обыкновенных акций в получении:
· дивидендов в размерах и порядке, предусмотренных Уставом Общества;
· начисленных, но невыплаченных дивидендов при ликвидации Общества;
· доли стоимости имущества Общества (ликвидационной стоимости), остающегося после его ликвидации.
Общество в случае его ликвидации гарантирует направить на выплату ликвидационной стоимости акционерам - владельцам привилегированных акций не более двадцати пяти процентов от стоимости имущества, оставшегося после расчетов с кредиторами и выплат по акциям, которые должны быть выкуплены в соответствии с разделом 11.4. Устава Общества.

Дивидендом является часть чистой прибыли Общества за текущий год, распределяемая среди акционеров пропорционально числу имеющихся у них акций соответствующей категории, отнесенных на уставный капитал Общества.
Дивиденды по привилегированным акциям выплачиваются в размере десяти процентов номинальной стоимости акций.
Дивиденды по привилегированным акциям могут выплачиваться за счет специально предназначенных для этого фондов Общества, формирующихся за счет прибыли прошлых лет.
Общество вправе ежеквартально, раз в полгода или раз в год принимать решение (объявлять) о выплате дивидендов по размещенным акциям, отнесенным на уставный капитал.
Общество обязано выплатить объявленные по каждой категории акций дивиденды.
Дивиденды выплачиваются деньгами. Дивиденды могут быть также выплачены иным имуществом по решению соответствующего органа управления Общества в случае согласия акционера на получение дивидендов в такой форме.
Решение о выплате годовых дивидендов, размере дивиденда и форме его выплаты по акциям каждой категории принимается общим собранием акционеров по рекомендации Совета директоров Общества. Размер годовых дивидендов не может быть больше рекомендованного Советом директоров Общества.
Дивиденды не начисляются и не выплачиваются по акциям, не выпущенным в обращение, приобретенным на баланс Общества по решению Совета директоров, выкупленным на баланс Общества и поступившим в распоряжение Общества ввиду неисполнения покупателем обязательств по их приобретению.
Дивиденды начисляются и выплачиваются только по полностью оплаченным акциям.
По невыплаченным и неполученным дивидендам проценты не начисляются.
Акционер вправе требовать выплаты неполученных дивидендов независимо от срока образования задолженности.
Дата выплаты годовых дивидендов определяется решением общего собрания

акционеров, которые должны быть выплачены в течение текущего года, в котором принято решение о выплате дивидендов.
Для выплаты дивидендов Совет директоров Общества составляет список лиц, имеющих право на получение дивидендов.
В список лиц, имеющих право на получение годовых дивидендов, включаются акционеры и номинальные держатели акций, внесенные в реестр акционеров Общества на день составления списка лиц, имеющих право участвовать в годовом собрании акционеров.
Общество не вправе принимать решение о выплате (объявлении) годовых дивидендов:
· до полной оплаты всего уставного капитала;
· до выкупа всех акций, которые должны быть выкуплены в соответствии с разделом 11.4. Устава;
· если на момент выплаты дивидендов оно отвечает признакам несостоятельности (банкротства) в соответствии с правовыми актами Российской Федерации о несостоятельности (банкротстве) предприятий или указанные признаки появятся у Общества в результате выплаты дивидендов;
· если стоимость чистых активов Общества меньше его уставного капитала, резервного фонда и превышения над номинальной стоимостью, определенной Уставом ликвидационной стоимости размещенных привилегированных акций, либо станет меньше их размера в результате выплаты дивидендов.

Дивиденды по акциям данной категории (типа):

Период: ***1994 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***294***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***17 084 340***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***17 032 750***

Период: ***1995 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***135 725***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***7 886 980 000***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***7 895 487 970***

Период: ***1996 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***9 465***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***5 500 111 500***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***5 421 698 820***

Период: ***1997 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***9.465***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***5 490 031***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***5 239 709***

Период: ***1998 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***1.5***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***8 716 500***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***8 279 718***

Период: ***1999 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***1.5***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***8 716 500***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***8 379 242***

Период: ***2000 г., IV квартал***

Размер дивидендов, начисленных на одну акцию (руб.): ***1.5***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***8 716 500***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***693 665***

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.): ***0***

61. Ограничения в обращении ценных бумаг.

См. пункты 56 и 57

62. Другая существенная информация о ценных бумагах эмитента.

На основании договора с регистратором - ЗАО "Регистратор-Связь" о трансфер-агентских отношениях, АО "Хантымансийскокртелеком" принимает от владельцев ценных бумаг и передает регистратору распоряжения для внесения изменений в реестр и получения информации из реестра, а также принимает от регистратора и передает владельцам ценных бумаг выписки и уведомления, получаемые от регистратора.
Также компанией заключен и выполняется договор с НАУФОР о распространении информации посредством размещения ее в Системе комплексного раскрытия информации НАУФОР об эмитентах в сети Интернет.
Американской Комиссией по рынкам ценных бумаг и биржам (SEC) зарегистрирован выпуск ADR I уровня на акции АО "Хантымансийскокртелеком". Депозитарием АО по программе выпуска ADR является Bank of New York. Программа ADR I уровня предусматривает выпуск 10 млн. расписок. Одна ADR соответствует одной обыкновенной акции АО "Хантымансийскокртелеком" номинальной стоимостью 15 руб.

ПРИЛОЖЕНИЕ

Бухгалтерская отчетность
за 9 месяцев 2001 года

УЧЕТНАЯ ПОЛИТИКА

"УТВЕРЖДАЮ"
Генеральный директор
АО "Хантымансийскокртелеком"

________________________ ***Э.В.Лебедев***

ПОЛОЖЕНИЕ
ПО БУХГАЛТЕРСКОМУ УЧЕТУ
АО "ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ"

"УЧЕТНАЯ ПОЛИТИКА 2001 г."

Принято решением Правления
АО "Хантымансийскокртелеком"
№______ от ____ ____________ 2001 г.

№ п/п Разделы:

1. Общие положения

1.2. Основные организационные принципы.

1.2.1. Организационно Общество состоит из генеральной дирекции и филиалов, выделенных на отдельные балансы, а также представительства в г. Москве.
1.2.2. Филиалы АО "Хантымансийскокртелеком" расположены в различных городах Ханты-Мансийского автономного округа. В соответствии с Налоговым кодексом РФ на них возложена обязанность по уплате налогов и сборов по месту их нахождения.
1.2.3. Для организации и ведения бухгалтерского учета во всех филиалах созданы

бухгалтерии, обеспечивающие сбор, группировку и регистрацию документов, их обработку и формирование отчетности.
1.2.4. Руководство работой бухгалтерских служб генеральной дирекции и филиалов осуществляют главные бухгалтера, подчиненные, соответственно, директорам филиалов и главному бухгалтеру общества.
1.2.5. Ответственность за организацию бухгалтерского учета, соблюдение законодательства при выполнении хозяйственных операций, контроль за движением имущества и выполнением обязательств, ведение бухгалтерского учета и своевременное представление отчетности Общества в соответствующие государственные органы несут генеральный директор и главный бухгалтер общества, и соответствующие директора и главные бухгалтера филиалов.
1.2.6. Распределение прав, обязанностей и ответственности между руководителями общества и его филиалов, и главными бухгалтерами регламентируется:
· Законом "О бухгалтерском учете" от 21 ноября 1996 года №129-ФЗ;
· Приказом Минфина РФ от 29.07.98 № 34н "Об утверждении Положения по ведению бухгалтерского учета и отчетности в РФ";
1.2.7. Контроль за сохранностью имущества общества, законностью и целесообразностью финансово-хозяйственной деятельности, а также достоверностью учетных и отчетных данных обеспечивается системой внутреннего контроля. Наиболее важными элементами этой системы являются:
· ревизионная комиссия Общества;
· контрольные службы филиалов, обеспечивающие организацию инвентаризационной деятельности;
· группы (специалисты по всем направлениям) внутреннего контроля генеральной дирекции;
1.2.8. Порядок движения документов между генеральной дирекцией Общества, его филиалами и Представительством регламентируется графиком документооборота, который составляется каждым отделом генеральной дирекции Общества;
1.2.9. Порядок движения документов между подразделениями филиалов регламентируется графиками документооборота филиалов.

1.1. Основные нормативные документы
Форма и методы бухгалтерского учета в Обществе должны соответствовать следующим основным нормативным документам:

1.1.1. Закону "О бухгалтерском учете" от 21.11.96г. №129-ФЗ;
1.1.2. Закону РФ "Об акционерных обществах" от 26.12.95 г. №208-ФЗ (в ред. Федерального закона от 13.06.96 №65-ФЗ);
1.1.3. Приказу Минфина РФ от 29.07.98 № 34н "Об утверждении Положения по ведению бухгалтерского учета и отчетности в РФ";
1.1.4. Стандартам по бухгалтерскому учету:
1.1.4.1. ПБУ 1/98 "Учетная политика предприятия" (приказ Минфина РФ от 09.12.98 № 60н);
1.1.4.2. ПБУ 2/94 "Учет договоров (контрактов) на капитальное строительство" (приказ Минфина РФ от 20.12.94 № 167);
1.1.4.3. ПБУ 3/2000 "Учет имущества и обязательств, стоимость которых выражена в иностранной валюте" (приказ Минфина от 10.01.00 № 2н);
1.1.4.4. ПБУ 4/99 "Бухгалтерская отчетность организации" (приказ Минфина от 06.07.99 № 43н);
1.1.4.5. ПБУ 5/98 "Учет материально-производственных запасов" (приказ Минфина от 15.06.98 № 25н);
1.1.4.6. ПБУ 6/97 "Учет основных средств" (приказ Минфина от 03.09.97 № 65н);
1.1.4.7. ПБУ 7/98 "События после отчетной даты" (приказ Минфина от 25.11.98 № 56н);
1.1.4.8. ПБУ 8/98 "Условные факты хозяйственной деятельности" (приказ Минфина от

31.12.98 № 57н);
1.1.4.9. ПБУ 9/99 "Доходы организации" (приказ Минфина от 06.05.99 № 32н);
1.1.4.10. ПБУ 10/99 "Расходы организации" (приказ Минфина от 06.05.99 № 33н);
1.1.4.11. ПБУ 11/2000 "Информация об аффилированных лицах" (приказ Минфина РФ от 13.01.00 № 5н);
1.1.4.12. ПБУ 12/2000 "Информация по сегментам" (приказ Минфина РФ от 27.01.00 № 11н);
1.1.4.13. ПБУ 13/2000 "Учет государственной помощи" (приказ Минфина РФ от 16.10.00 № 925н);
1.1.4.14. ПБУ 14/2000 " Учет нематериальных активов" (приказ Минфина РФ от 16.10.00 № 91н);
1.1.4.15.
1.1.5. Приказу Минфина СССР от 01.11.91 № 56 "Инструкция по применению плана счетов бухгалтерского учета финансово-хозяйственной деятельности предприятий" (в редакции приказов Минфина РФ от 28.02.94 № 173, от 28.07.95 № 81, от 27.03.96 № 31, от 17.02.97 № 15);
1.1.6. Постановлению Правительства РФ 05.08.92. № 552 "Положение о составе затрат по производству и реализации продукции (работ, услуг), включаемых в себестоимость продукции (работ услуг), и о порядке формирования финансовых результатов, учитываемых при налогообложении прибыли" (в редакции постановлений Правительства РФ от 01.07 95 № 661, от 20.11.95 № 1133, от 14.10.96 № 1211, от 22.11.96 № 1387);
1.1.7. Постановлению Совмина СССР от 22.10.90 № 1072 "О единых нормах амортизационных отчислений на полное восстановление основных фондов";
1.1.8. Положению "О порядке начисления амортизационных отчислений по основным фондам в народном хозяйстве", утвержденному Госпланом СССР, Минфином СССР, Госбанком СССР, Госкомцен СССР, Госкомстатом СССР и Госстроем СССР 29.12.90 №ВГ-21-Д;
1.1.9. Постановлению Правительства РФ от 19.08.94 № 967 "Об использовании механизма ускоренной амортизации и переоценке основных фондов" (в соответствии с перечнем высокотехнологичных основных средств от 20.12.99 г., утвержденным приказом генерального директора АО № 31 от 04.02.2000 г.);
1.1.10. Указанные документы представляют собой открытый перечень, который дополняется вновь принятыми нормативными актами по бухгалтерскому учету и налогообложению.

2. Способы ведения бухгалтерского учета.
Оценка отдельных видов имущества и обязательств

2.1. Учет собственных и арендованных основных средств.

2.1.1. К основным средствам относятся здания, сооружения, рабочие и силовые машины и оборудование, измерительные и регулирующие приборы и устройства, вычислительная техника, транспортные средства, инструмент, производственный и хозяйственный инвентарь и принадлежности, рабочий, продуктивный и племенной скот, многолетние насаждения и прочие основные средства, стоимостью на дату приобретения не менее стократного установленного законом размера минимальной месячной оплаты труда за единицу независимо от срока их полезного использования, а также капитальные вложения на коренное улучшение земель (осушительные, оросительные и другие мелиоративные работы) и в арендованные объекты основных средств. В случае изменения размера минимальной месячной оплаты труда стоимость указанных объектов, при отнесении их к основным средствам, определяется в соответствии приказом Генеральной дирекции АО "Хантымансийскокртелеком";
2.1.2. Учет основных средств ведется централизованно на балансе Генеральной дирекции АО "Хантымансийскокртелеком". Аналитический учет ведется в разрезе

филиалов, групп, льготных категорий, шифров нормы амортизации, шифров отнесения затрат с учетом характера объектов основных средств, используемых в Обществе, и потребностей управленческого учета. К льготным категориям основных средств относятся те объекты, для которых в соответствии с пп. "г" и "д" п. 6 р. II инструкции ГНС РФ от 08.06.95 г № 33 (ред. от 02.04.98 г.) "О порядке исчисления и уплаты в бюджет налога на имущество предприятий" предоставляются льготы при расчете налога на имущество;

2.1.3. Налоговые аспекты централизованного учета основных средств.

2.1.3.1. Расчеты по налогу на имущество

Расчет налога на имущество производится в централизованном порядке бухгалтерской службой генеральной дирекции АО "Хантымансийскокртелеком". В филиалах Общества составляется расчет по налогу на имущество без учета основных средств (при расчете налогооблагаемой базы не учитываются данные по счету 01 "Основные средства", который отсутствует в балансе филиала). Бухгалтерией генеральной дирекции составляется расчет по налогу на имущество каждого филиала только по счету 01 "Основные средства" и направляется в адрес филиала в срок не позднее 10 дней предшествующих сроку, установленному для сдачи квартального расчета в ГНИ по месту регистрации филиала. Филиал предоставляет в ГНИ по месту своей регистрации два расчета по данному виду налога:

· расчет по налогу, содержащий показатели филиала (то есть статьи отражаемые в балансе филиала);

· расчет по налогу полученный от бухгалтерии Генеральной дирекции (то есть с информацией по счету 01 "Основные средства");

Бухгалтерские записи по начислению налога на имущество производятся бухгалтерией Генеральной дирекции. При этом в расчете имущества кроме других показателей участвует показатель по счету 01 "Основные средства" исчисленный с учетом основных средств каждого филиала. Оплата налога на имущество производится филиалами Общества на основании двух сданных расчетов. При этом в бухгалтерских записях филиала производится начисление задолженности бюджету по налогу на имущество только по расчету, содержащему статьи баланса филиала. При оплате налога по расчету, полученному от Генеральной дирекции, составляется соответствующее авизо. При оплате налога на имущество учитываются положения п. 2 ст. 11 НК РФ, в редакции Федерального закона от 09.07.99 г. № 154-ФЗ.

Бухгалтерские проводки в филиале:

По расчету налог на имущество филиала составил 200 рублей, по расчету полученному от Генеральной дирекции сумма налога составляет 1000 рублей (по основным средствам числящимся на забалансовом счете филиала).

Дт 80 Кт 68 - начисление налога филиала (200 рублей);

Дт 68 Кт 51 - перечисление налога в ГНИ по месту регистрации филиала 1200 рублей;

Дт 79 Кт 68 - передается оплата в Генеральную дирекцию (1000 рублей);

После завершения расчетов по налогу на имущество филиал производит ежеквартальную сверку с ГНИ. В срок не позднее первого числа каждого отчетного квартала в бухгалтерию Генеральной дирекции должны быть представлены акты сверок с ГНИ.

2.1.3.2. Расчеты по налогу на добавленную стоимость

Налог на добавленную стоимость исчисляется и уплачивается, централизовано по месту нахождения Генеральной дирекции (согласно письму МНС РФ от 12.02.2001 № ВГ-6-03/130@). В налоговые органы по месту нахождения филиалов предоставляется справочная информация о сумме налога подлежащей уплате по месту нахождения филиала.

Для определения суммы налога, представляемой справочно в налоговые органы,

применяется показатель среднесписочной численности. В среднесписочную численность работников не включается численность внешних совместителей и численность работников, выполнявших работы по договорам гражданско-правового характера. Начальник отдела кадров Генеральной дирекции представляет ежемесячно в отдел бухгалтерского учета Генеральной дирекции информацию о среднесписочной численности филиалов и Генеральной дирекции.

Филиалы и другие обособленные подразделения (далее - филиалы) в срок до 15 числа месяца, следующего за отчетным представляют в отдел бухгалтерского учета Генеральной дирекции информацию об НДС, исчисленном из сумм, полученных от покупателей и уплаченных поставщикам (в виде заполненных деклараций по налогу на добавленную стоимость).

При подготовке информации руководствоваться Налоговым Кодексом (часть вторая) от 05.08.2000 № 117-ФЗ и Инструкцией по заполнению декларации по налогу на добавленную стоимость, утвержденной Приказом МНС РФ от 27.11.2000 № БГ-3-03/407.

Суммы НДС, учтенные на счете 19 "Налог на добавленную стоимость по приобретенным ценностям" оплаченные филиалом при приобретении товаров (работ, услуг) отражаются в бухгалтерском учете филиала записью:

Дт 79 Кт 19 - на сумму НДС, подлежащего вычетам (в соответствии с требованиями Налогового Кодекса).

Суммы НДС, учтенные на счете 76 "Расчеты по НДС, начисленному" оплаченные покупателями товаров (работ, услуг) отражаются в бухгалтерском учете филиала записью:

Дт 76 Кт 79 - на сумму НДС, оплаченную покупателями товаров (работ, услуг) подлежащую уплате в бюджет (в соответствии с требованиями Налогового Кодекса).

Дт 79 Кт 51 - на сумму НДС, подлежащую уплате в бюджет уменьшенную на суммы налоговых вычетов в соответствии с требованиями Налогового Кодекса.

В бухгалтерском учете отдела бухгалтерского учета Генеральной дирекции производятся записи по счетам соответственно:

Дт 19 Кт 79

Дт 79 Кт 68

Дт 51 Кт 79

В соответствии с Правилами ведения учета полученных и выставленных счетов - фактур, книг покупок и книг продаж при расчетах по налогу на добавленную стоимость (далее - Правила), филиалы ведут журнал учета полученных от продавцов оригиналов счетов - фактур, журнал учета выставленных покупателям счетов - фактур (вторых экземпляров). Журналы учета полученных и выставленных счетов - фактур должны быть прошнурованы, а их страницы пронумерованы. Журналы учета полученных и выставленных счетов - фактур, оформленные надлежащим образом передаются в отдел бухгалтерского учета Генеральной Дирекции ежеквартально в сроки сдачи промежуточной отчетности филиалом.

В соответствии с Правилами филиалы ведут книгу покупок, предназначенную для регистрации счетов - фактур, выставленных продавцами и книгу продаж, предназначенную для регистрации счетов - фактур (лент контрольно - кассовых машин, бланков строгой отчетности), выставленных покупателям. Книга покупок и книга продаж должны быть прошнурованы, а ее страницы пронумерованы и скреплены печатью. Книга покупок и книга продаж, оформленные надлежащим образом передаются в отдел бухгалтерского учета Генеральной Дирекции ежеквартально в сроки сдачи филиалом промежуточной отчетности.

Филиалы, осуществляющие (по доверенности АО "Хантымансийскокртелеком") предпринимательскую деятельность в интересах другой организации по договорам поручения, комиссии или агентским договорам, в книге продаж регистрируют счета - фактуры, выставленные покупателям в части дохода, полученного в виде

вознаграждений (любых иных доходов) при исполнении любого из указанных договоров.
Регистрация лент контрольно - кассовых машин в книге продаж осуществляется в последний день календарного месяца за налоговый период (месяц).
При реализации товаров (работ, услуг) выставляются соответствующие счета - фактуры не позднее пяти дней считая со дня отгрузки товара (выполнения работ, оказания услуг), то есть счета фактуры выставляются каждые пять дней.

2.1.3.2а. В соответствии с требованиями Инструкции Госналогслужбы РФ от 11.10.95 № 39 (с изменениями и дополнениями) суммы НДС, уплаченные за иностранную организацию, не состоящую на учете в налоговом органе, в бухгалтерском учете отражаются записями по счетам:
- Дебет счета 60 "Расчеты с поставщиками и подрядчиками" и кредит счета 68 "Расчеты с бюджетом" на сумму НДС, подлежащего уплате в бюджет за счет средств иностранного поставщика;
- Дебет счета 68 "Расчеты с бюджетом" и кредит счета 51 "Расчетный счет" на сумму перечисленных в бюджет сумм НДС за счет средств иностранного поставщика;
- Дебет счета 68 "Расчеты с бюджетом" и кредит счета 19 "НДС по товарам (работам, услугам) полученным" на сумму уплаченного в бюджет НДС за счет средств иностранного поставщика.
2.1.3.3. Расчеты по другим налогам
Начисление налога с владельцев транспортных средств производится бухгалтерией генеральной дирекции. Оплата производится филиалами Общества в ГНИ по месту регистрации. Схема проводок и расчеты аналогичны расчетам по расходам на содержание АУП.
Начисление налога на приобретение автотранспортных средств производится бухгалтерией Генеральной дирекции.
2.1.4. Объекты основных средств, используемые по договорам аренды, учитывать на забалансовом счете 001 "Арендованные основные средства" (за исключением случаев, предусмотренных в договорах лизинга) в оценке, принятой в договоре аренды;
2.1.5. Объекты основных средств, приобретенные в обмен на другое имущество, отличное от денежных средств отражаются в бухгалтерском учете по стоимости обмениваемого имущества, по которой оно было отражено в бухгалтерском балансе;
2.1.6. Объекты основных средств, полученные по договору дарения и в иных случаях безвозмездного получения, отражаются в бухгалтерском учете по рыночной стоимости на дату оприходования;
2.1.7. Изменение стоимости основных средств, в которой они приняты к бухгалтерскому учету, возможны в случаях достройки, дооборудования, реконструкции и частичной ликвидации или проведения работ капитального характера. А также в результате переоценки основных средств по распоряжению Правительства или по решению Общества не чаще одного раза в год по восстановительной стоимости путем индексации или прямого пересчета по документально подтвержденным рыночным ценам с отнесением возникающих разниц на добавочный капитал предприятия, если иное не установлено законодательством РФ.
2.1.8. Принятие объектов основных средств к бухгалтерскому учету осуществлять на основании утвержденного руководителем организации (АО "Хантымансийскокртелеком") акта (приходной накладной) приемки-передачи основных средств, который составляется на каждый отдельный инвентарный объект. Общим актом в таком же порядке принимаются к учету однотипные инвентарные объекты одинаковой стоимости, которые принимаются к бухгалтерскому учету одновременно.
2.1.9. Амортизация объектов основных средств производится линейным способом, исходя из их стоимости на 01.01.2000 г. путем применения норм амортизации, указанных в Постановлении Совмина СССР от 22.10.90 г. № 1072 "О единых нормах амортизационных отчислений на полное восстановление основных фондов народного хозяйства СССР".
2.1.10. В течение срока полезного использования объектов основных средств начисление

амортизационных отчислений не приостанавливается, кроме случаев их нахождения на реконструкции и модернизации, по решению генерального директора и основным средствам, переведенным по решению генерального директора на консервацию на срок более трех месяцев;

2.1.11. В целях изыскания дополнительных ресурсов для финансирования технического перевооружения производства и наличия, в соответствии с п. 7 Постановления Правительства РФ от 19.08.94 г № 967, разрешения у Общества на применение механизма ускоренной амортизации для активной части производственных фондов, ввести для замены морально и физически устаревшего оборудования повышающий коэффициент амортизации - 2. Перечень линий и оборудования связи, от 20.12.99 г., на которые распространяется механизм ускоренной амортизации, утвержден приказом генерального директора АО "Хантымансийскокртелеком" № 31 от 04.02.2000 г. (приложение №1). По вновь вводимым объектам основных средств решение о применении коэффициента ускоренной амортизации, принимается комиссией определенной в Обществе. Решение комиссии указывается в акте ОС-1 при вводе объекта в эксплуатацию.

2.2. Учет инвестиционных операций.

Учет нематериальных активов.

2.2.1. К нематериальным активам, используемым в хозяйственной деятельности в течение периода, превышающего 12 месяцев, и приносящим доход, относить следующие объекты, отвечающие всем условиям, приведенным в пункте 3 ПБУ 14/2000, - объекты интеллектуальной собственности (исключительное право на результаты интеллектуальной деятельности):

2.2.1.1. исключительное право патентообладателя на изобретение, промышленный образец, полезную модель;

2.2.1.2. исключительное авторское право на программы для ЭВМ, базы данных;

2.2.1.3. имущественное право автора или иного правообладателя на топологии интегральных микросхем;

2.2.1.4. исключительное право владельца на товарный знак и знак обслуживания, наименование места происхождения товаров;

2.2.1.5. исключительное право патентообладателя на селекционные достижения.

2.2.1.6. В составе нематериальных активов учитывать также деловую репутацию организации и организационные расходы (расходы, связанные с образованием юридического лица, признанные в соответствии с учредительными документами частью вклада участников (учредителей) в уставный (складочный) капитал организации). В состав нематериальных активов не включаются интеллектуальные и деловые качества персонала организации, их квалификация и способность к труду, поскольку они неотделимы от своих носителей и не могут быть использованы без них.

2.2.2. Стоимость объектов нематериальных активов погашать путем начисления амортизации в течение установленного срока их полезного использования. По нематериальным активам, по которым невозможно определить срок полезного использования, нормы переноса стоимости устанавливаются в расчете на десять лет (но не более срока деятельности организации). По объектам, по которым производится погашение стоимости, амортизационные отчисления определяются линейным способом исходя из норм, исчисленных организацией на основе срока их полезного использования.

2.2.3. Состав постоянно действующей комиссии по установлению срока полезного использования нематериальных активов утверждается директорами филиалов Общества по согласованию с главным бухгалтером филиала.

2.2.4. По нематериальным активам, полученным по договору дарения и безвозмездно в процессе приватизации, приобретенным с использованием бюджетных ассигнований и иных аналогичных средств (в части стоимости, приходящейся на величину этих средств) амортизация не начисляется.

Учет капитальных вложений.
2.2.5. Строительно-монтажные работы не прошедшие всех стадий, предусмотренных проектно-сметной документацией и не принятые Обществом (заказчиком), относятся к незавершенному производству.
2.2.6. Расходы Общества на приобретаемые материальные ценности при производстве строительных работ подрядным и хозяйственным способами, принимаются в сумме фактических затрат. При передаче Обществом (заказчиком) материальных ресурсов подрядным организациям для строительства объекта на давальческих условиях, эти материалы учитываются филиалами Общества (заказчиком) в качестве давальческого сырья. Давальческое сырье и материалы - это материалы, передаваемые без оплаты их стоимости и подлежащие переработке по договорам подряда. Для учета давальческих материалов Обществом используются следующие субсчета счета № 10 "Материалы":
10/7 - "Материалы в переработке";
10/8 - "Строительные материалы";

2.2.7. При поступлении в бухгалтерию документов, подтверждающих отпуск строительных материалов Подрядной организации, в учете делается запись:
Дебет 10/7 Кредит 10/8 - на стоимость материалов переданных на строительство.

2.2.8. В конце отчетного месяца вместе с формой 2В Подрядная организация сдает отчет, проверенный куратором объекта, о фактическом расходе материалов, полученных от Заказчика по форме в соответствии с приложением №1 к распоряжению от 20.08.99 г. №352.
2.2.9. На основании утвержденного отчета о фактическом расходе материалов, их стоимость списывается Обществом (заказчиком) на затраты, связанные со строительством объекта, отражаемые на сч.08 "Капитальные вложения". В объем выполненных работ ("Справка о стоимости выполненных работ и затрат" Ф.№ КС-3), облагаемый налогом на добавленную стоимость, у Подрядной организации эти суммы не включаются:
Дебет 08 Кредит 10/7 - на стоимость израсходованных материалов.
Дебет 08 Кредит 68 - на сумму НДС.
2.2.10. Аналитический учет по капитальным вложениям, связанным со строительством и приобретением основных средств ведется по объектам, по затратам на строительные работы и реконструкцию, по монтажу оборудования, по приобретению оборудования требующего монтажа, по приобретению оборудования не требующего монтажа, по проектно-изыскательским работам, по прочим затратам.
2.2.11. Допускается не применение указанной выше методики учета материалов на давальческих условиях только в случае ремонта основных производственных фондов.
2.2.12. Расходы предприятия, связанные с начислением вознаграждения (включая отчисления во внебюджетные фонды) специалистам филиалов, участвующим в консалтинге по вопросам проектирования вновь строящихся объектов основных средств отражаются записями по счетам бухгалтерского учета:
в филиалах:
Дебет 79 Кредит 70 - на сумму начисленного вознаграждения;
Дебет 79 Кредит 69 - отчисления во внебюджетные фонды;
в Генеральной Дирекции:
Дебет 08 Кредит 79 - на сумму начисленной премии и отчислений во внебюджетные фонды.
По мере начисления вознаграждения в бухгалтерию Генеральной Дирекции филиалами предоставляется расшифровка вышеуказанных расходов с указанием фамилии специалиста, суммы начисленного вознаграждения, суммы начисленных взносов во внебюджетные фонды за подписью главного бухгалтера филиала.
Копия приказа о привлечении к консалтингу специалистов филиалов предоставляется в

бухгалтерию Генеральной Дирекции начальником ПКО.

2.3. Учет материально - производственных запасов.

2.3.1. Учет МБП.
2.3.1.1. В составе малоценных и быстроизнашивающихся предметов учитываются средства труда имеющие стоимость на дату приобретения менее стократного установленного законом размера минимальной месячной оплаты труда. В случае изменения размера минимальной месячной оплаты труда стоимость указанных объектов, при отнесении их к малоценным и быстроизнашивающимся предметам, определяется в соответствии приказом Генерального директора АО "Хантымансийскокртелеком";
2.3.1.2. Стоимость малоценных и быстроизнашивающихся предметов, погашается путем начисления износа в размере сто процентов их стоимости при передаче со склада в эксплуатацию;
2.3.1.3. Списание малоценных и быстроизнашивающихся предметов, стоимость которых составляет не более одной двадцатой (1/20) установленного в Обществе лимита за единицу, осуществляется по мере их отпуска в эксплуатацию;

2.3.2. Учет материально - производственных запасов.
2.3.2.1. Бухгалтерский учет материально-производственных запасов (сырья, материалов, МБП, товаров) производится по группам, определенным в соответствии со спецификой производства и в соответствии с потребностями управленческого учета. Принятие к учету материально-производственных запасов осуществляется по фактической себестоимости их приобретения, т.е. в себестоимость включается покупная цена материальных ценностей, расходы по транспортировке, хранению, таможенному оформлению и др. расходы;
2.3.2.2. При отражении в бухгалтерском учете расходов по транспортировке и хранению материально-производственных запасов, в случае невозможности прямого их включения (на основании первичных учетных документов) в стоимость МПЗ, допускается косвенное распределение пропорционально объемным показателям;
2.3.2.3. При косвенном распределении расходов по транспортировке и хранению ТМЦ могут быть использованы счета 15 "Заготовление и приобретение материалов" и 16 "Отклонение в стоимости материалов". В качестве учетных цен должны быть использованы цены, указанные в договоре поставки и соответственно в счетах-фактурах;
2.3.2.4. Заготовительно-складские расходы по доставке и заготовке материалов и МБП учитывать в составе отклонений (на счете 16 "Транспортно-заготовительные расходы") по видам материально-производственных запасов (МПЗ) с ежемесячным их списанием на счета учета затрат пропорционально учетной стоимости МПЗ. При этом процент списания заготовительно-складских расходов определяется как отношение стоимости МПЗ, списываемых на счета затрат к стоимости МПЗ, поступивших на предприятие (учитывая остаток на начало месяца в конкретном отчетном периоде). Размер списываемых заготовительно-складских расходов определяется как произведение полученного процента и суммы заготовительно-складских расходов за отчетный период (учитывая остаток на начало периода);
2.3.2.5. Обязательным основанием для записей по счетам учета материально-производственных запасов также служит утвержденная общая транспортная схема централизованных поставок МПЗ и дополнения к учетной политике Общества;
2.3.2.6. Оценку списываемых в производство материальных ресурсов осуществлять по методу средней себестоимости;
2.3.2.7. Имущество, приобретаемое за плату, оценивать путем суммирования фактически произведенных расходов на его покупку; имущество, полученное безвозмездно, - по рыночной стоимости на дату оприходования, произведенное самим

предприятием - по стоимости его изготовления.
2.3.3. SIM - карты, используемые для идентификации абонента сотовой связи, оцениваются по стоимости их приобретения и отражаются по дебету счета 41 "Товары" в корреспонденции с кредитом счетов расчетов. Реализация sim-карт отражается по кредиту счета 46 "Реализация продукции (работ, услуг)" в корреспонденции со счетом 62 "Расчеты с покупателями и заказчиками".

2.4. Правила бухгалтерского учета.
Оценка себестоимости продукции (работ, услуг).
2.4.1. Объектом учета себестоимости продукции (работ, услуг) для всех филиалов Общества является полная фактическая себестоимость производства (работ, услуг). Ее учет ведется каждым филиалом Общества в разрезе видов затрат (расходы на оплату труда, материалы, амортизация и др.) по калькуляционным статьям по видам продукции (работ, услуг). По статьям расходов затраты группируются в зависимости от места и цели (назначения) их возникновения и относятся на каждый вид услуг прямым или косвенным способом.
2.4.2. Группировка и списание затрат на производство в филиалах предусматривает их разделение на прямые затраты и косвенные расходы, с последующим подсчетом полной себестоимости.
· Прямые затраты в филиалах включают материальные и трудовые расходы Основного и Вспомогательного производства.
· Косвенные расходы в филиалах не зависят от объемов производства и представляют собой совокупность расходов на управление (расходы административно-управленческого аппарата филиала) и хозяйственное обслуживание, которые отражаются на счете 25 "Общепроизводственные расходы".
2.4.3. Прямые затраты накапливаются по подразделениям и видам затрат Основного и Вспомогательного производства. Затраты подразделений Вспомогательного производства, накопленные с начала месяца, списываются на счет 20 "Основное производство" центров прибыли, в соответствии с объемами выполненных для них работ.
2.4.4. Общехозяйственные расходы основного производства, как и вспомогательных производств, учитываются обособленно от прямых затрат. Ежемесячно данные расходы включаются в состав фактической производственной себестоимости с распределением их по видам услуг на счете 20 "Основное производство" пропорционально сумме заработной платы основного рабочего персонала; Общехозяйственные расходы Генеральной Дирекции списываются со счета 26 на Общехозяйственные расходы филиалов пропорционально прямой заработной плате работников филиалов, на основании ежеквартального расчета, утвержденного Правлением Общества.
2.4.5. Сводный учет затрат Основного производства выполняется по центрам прибыли (видам или группам видов деятельности) и филиалу в целом.
2.4.6. Филиалами Общества обеспечивается раздельный учет затрат на следующие виды деятельности (продукции, работы, услуги): посредническую, торгово-закупочную, другие виды деятельности, продукции и работ, по которым необходим раздельный учет (например, облагаемые налогом на прибыль и на добавленную стоимость по разным ставкам и необлагаемые указанными налогами и льготируемые);
2.4.7. Оплата труда работников производится согласно трудовым контрактам;
2.4.8. Общество не создает резервы на оплату всех видов расходов, а также всех видов ремонта. Затраты на ремонт включаются в себестоимость по факту их осуществления;
2.4.9. Состав фактической производственной себестоимости продукции (работ, услуг) определяется в соответствии с Положением о составе затрат по производству и реализации продукции (работ, услуг), включаемых в себестоимость продукции (работ, услуг), и о порядке формирования финансовых результатов, учитываемых при

налогообложении прибыли (постановление Правительства РФ от 05.08.92 № 552 с изменениями и дополнениями).

2.4.10. Для целей налогообложения выручку от реализации продукции (работ, услуг) определяется по мере оплаты отгруженной продукции (выполненных работ и оказанных услуг) по предъявленным покупателю (заказчику) расчетным документам (при безналичных расчетах -- по мере поступления средств на счета в учреждения банков, при расчетах наличными деньгами -- по поступлении средств в кассу, а при бартерных сделках -- на дату поступления товаров на предприятие, указанную в приходных накладных или актах приемки товара от покупателя работ и услуг).

2.4.11. Фактическую себестоимость реализованной продукции (работ, услуг), для целей налогообложения определять по следующей методике:

· определить удельный вес оплаченных оказанных услуг и выполненных работ (за вычетом дебиторской задолженности списанной на убытки по соответствующим основаниям) в их общем объеме. Он определяется как отношение суммы поступивших денежных средств (любых иных способов погашения обязательств) в оплату выполненных работ и оказанных услуг к общему объему выполненных работ и оказанных услуг по договорной стоимости согласно выставленным счетам (актам выполненных работ);

· полученный коэффициент умножить на сумму затрат, относящихся к частично оплаченным выполненным услугам.

2.4.12. Для выявления финансовых результатов прибыль определяется по моменту сдачи продукции (работ, услуг).

2.4.13. Расчет прибыли в филиалах Общества выполняется поэтапно. На первом этапе рассчитывается производственная прибыль подразделений как разница между доходами от основной деятельности и производственной себестоимостью услуг. На втором этапе выполняется расчет чистой прибыли филиала. Она определяется с учетом Общепроизводственных и Общехозяйственных расходов, а также прибыли от прочих видов деятельности и хозяйственных операций.

2.4.14. Курсовые разницы, выявляемые по окончании операций или на конец отчетного месяца, по валютным денежным счетам, счетам учета расчетов и обязательств, стоимость которых выражена в иностранной валюте, списываются по мере их определения на результаты финансовой деятельности организации. Курсовые и суммовые разницы отражаются по счету 80 "Прибыли и убытки".

2.4.15. Внереализационные доходы и расходы филиалов учитываются по счету 80 "Прибыли и убытки" в разрезе источников их образования.

2.4.16. Доходы, полученные в отчетном периоде в счет будущих периодов, отражаются в учете на счете 83 "Доходы будущих периодов". Эти доходы включаются в результаты хозяйственной деятельности того периода, к которому они относятся.

2.4.17. По счету 31 "Расходы будущих периодов" отражаются расходы, связанные с освоением новых производств, установок, оборудования, взносами арендной платы за последующие периоды, оплату подписки пр.

2.4.18. В случае систематического получения доходов от сдачи в аренду объектов основных средств их отражение в бухгалтерском учете осуществляется по счету 46 "Реализация продукции (работ, услуг).

2.4.19. Сверхнормативные расходы, отраженные на соответствующих счетах учета издержек производства и обращения увеличивают валовую прибыль для целей налогообложения.

2.4.20. Затраты, связанные с торговой деятельностью, отражаются по видам расходов по счету 44 "Издержки обращения".

2.4.21. При отражении в бухгалтерском учете операций, связанных с посреднической деятельностью по сбору денежных средств за роуминг и услуги сотовой связи с абонентов согласно договору с ЗАО "Ермак RMS" используются счета:

76,4 "Расчеты с абонентами (населением) ЗАО "Ермак RMS" по услугам сотовой связи и роуминга";

76,5 "Расчеты с абонентами (организациями) ЗАО "Ермак RMS" по услугам сотовой

связи и роуминга";
76,6 "Задолженность абонентов перед ЗАО "Ермак RMS" по услугам сотовой связи и роуминга";
76,7 "Расчеты филиала с ЗАО "Ермак RMS" по полученным от абонентов денежным средствам"
76,16 "Расчеты филиала с другими филиалами Общества по услугам сотовой связи и роуминга"

Операции по начислению задолженности абонентов ЗАО "Ермак RMS" за услуги сотовой связи и роуминга и расчетов филиалов с ЗАО "Ермак RMS" в бухгалтерском учете отражаются записями по счетам:
- дебет счета 76,4 и 76,5 и кредит счета 76,6 - на сумму выставленных счетов на оказанные услуги сотовой связи и роуминга абонентам ЗАО "Ермак RMS";
- дебет счета 20 "Основное производство" и кредит счета 76,6 - на стоимость услуг сотовой связи и роуминга, оказанных ЗАО "Ермак RMS" филиалу ("служебная связь");
- дебет счета 76.16 и кредит счета 76,6 - на стоимость услуг сотовой связи и роуминга, оказанных ЗАО "Ермак RMS" на территории других филиалов";
- дебет счета 51 "Расчетный счет" и кредит счета 76,16 - на сумму денежных средств, принадлежащих ЗАО "Ермак RMS", полученных от других филиалов;
- дебет счета 50 "Касса", 51 "Расчетный счет" и др. и кредит счета 76,4 и 76,5 - на сумму денежных средств, полученных на счета филиала от абонентов ЗАО "Ермак RMS";
- дебет счета 76,6 и кредит 76.7 - на сумму денежных средств, полученных на счета филиала от абонентов ЗАО "Ермак RMS" (кредитовый оборот по счетам 76,4 и 76,5, кредитовый оборот по счету 76,16, сумма денежных средств, отраженная записями по дебету счетов учета затрат и кредиту 76,6);
- дебет счета 76,7 и кредит счета 46 "Реализация" - на сумму начисленного комиссионного вознаграждения (по процентам согласно договору от кредитового оборота по счету 76,7) и арендной платы (по видам: комиссионное вознаграждение по услугам сотовой связи, комиссионное вознаграждение по роумингу, сумма арендной платы);
- дебет счета 76,7 и кредит счета 51 "Расчетный счет" - на сумму денежных средств, перечисленных ЗАО "Ермак RMS".
Для полного отражения в учете комиссионного вознаграждения обеспечить аналитический учет отдельно по услугам сотовой связи и роумингу.

2.4.22. В соответствии с Законом РФ от 19.02.93 № 4520-1 "О государственных гарантиях и компенсациях для лиц, работающих и проживающих в районах Крайнего Севера" Общество оплачивает один раз в два года за счет Общества проезд к месту использования отпуска на территории Российской Федерации и обратно любым видом транспорта, в том числе личным (кроме такси), а также на оплату стоимости провоза багажа до 30 килограммов. Общество также оплачивает стоимость проезда и провоза багажа членам семей своих работников независимо от времени использования ими отпуска.

В себестоимость услуг электросвязи включается, оплата проезда к месту использования отпуска и обратно, включая оплату провоза багажа, работников Общества по представленным проездным документам.
Оплата стоимости проезда и провоза багажа членам семей своих работников производится в случае предоставления проездных документов, подтверждающих их право на компенсацию проезда в льготный отпуск, как члену семьи. К таким документам относятся:
- Справка с места работы жены (мужа, работающих детей) за подписью директора и главного бухгалтера о том, что в этом году она (он, они) не использует льготный отпуск;

- в случаях, если жена (муж, дети после школьного возраста) не работает необходимо представить Справку о постановке на учет в Фонде занятости (бирже) или копию первого листа трудовой книжки и листа где произведена последняя запись об увольнении;
- справка учебного заведения (для студентов);
- ксерокопии Свидетельств о рождении детей;
- копия Свидетельства о браке;
- копия листов Паспорта, где указана дата регистрации или копия Свидетельства о регистрации (для подтверждения совместного проживания).
В случае непредставления проездных документов, оплата стоимости проезда в льготный отпуск работнику и членам его семьи (по заявлению работника) оплачивается по стоимости плацкарты железной дороги (до места использования отпуска) согласно Справки отделения железной дороги и включается в части стоимости проезда работника в себестоимость услуг электросвязи, а оплата проезда членов семьи компенсируется за счет фонда потребления Общества.
При проезде в льготный отпуск на личном транспорте компенсируется стоимость ГСМ, израсходованных при проезде до места использования льготного отпуска на территории РФ. При этом необходимо представить следующие документы:
- копия документа, подтверждающего, что работник ехал на личном транспорте (арендованном, взятом на прокат, по доверенности);
- удостоверение (командировочное) с отметками о времени пребывания в населенном пункте во время льготного отпуска на территории РФ;
- чеки АЗС (стоимость расхода топлива будет возмещаться только по норме на количество километров согласно атласу автодорог).
В случае предоставления всех вышеуказанных документов, расходы по проезду в льготный отпуск личным транспортом включаются в себестоимость услуг электросвязи. При непредставлении этих документов оплата проезда членов семьи компенсируется за счет фонда потребления Общества (по заявлению работника).
Филиалы вправе выдавать под отчет работникам денежные средства авансом для проезда в льготный отпуск при предъявлении ими вышеперечисленных документов. В случае непредставления авансового отчета или документов, подтверждающих использование авансовых сумм по назначению, неподтвержденная сумма аванса удерживается из заработной платы работника.
п.2.4.23. Бухгалтерский учет затрат на производство строительно - монтажных работ ведется в соответствии с правилами, установленными Положением по бухгалтерскому учету "Учет договоров (контрактов) на капитальное строительство", утвержденным приказом Минфина России от 20 декабря 1994 № 167, а также правилами, определяющими порядок его применения, изложенными в Типовых методических рекомендациях по планированию и учету себестоимости строительных работ, утвержденные Минстроем России 04.12.95 № БЕ-11-260/7.
п.2.4.25. По дебету счета 20 "Основное производство" в Генеральной дирекции отражаются прямые расходы, связанные непосредственно со строительством и монтажом объектов, а также расходы вспомогательных производств, косвенные расходы, связанные с управлением и обслуживанием основного производства.
Учет затрат на производство строительно - монтажных работ осуществляется по методу накопления затрат за определенный период времени по каждому объекту, по видам работ и местам возникновения затрат:
- Линейно-кабельные сооружения к АТС (по соответствующим аналитическим субсчетам согласно графе № 3 Приложения № 1);
- Радио релейные линии (по соответствующим аналитическим субсчетам согласно графе № 3 Приложения № 1).
Прямые расходы, связанные непосредственно с выполнением строительно-монтажных работ, списываются на счет 20 "Основное производство" с кредита счетов учета производственных запасов, расчетов с персоналом по оплате труда и др. Расходы вспомогательных производств списываются на счет 20 "Основное производство" с

кредита счета 23 "Вспомогательные производства" пропорционально машиносменам, отработанным на строительстве объекта (согласно Приложению № 2). Косвенные расходы, связанные с управлением и обслуживанием основного производства, списываются на счет 20 "Основное производство" со счетов 25 "Общепроизводственные расходы" и 26 "Общехозяйственные расходы" пропорционально прямой заработной плате сотрудников Генеральной Дирекции, отраженной на счете 20 "Основное производство".

По кредиту счета 20 "Основное производство" отражаются суммы фактической себестоимости завершенных строительно - монтажных работ в корреспонденции со счетом 46 "Реализация продукции (работ, услуг)" согласно подписанным заказчиками актам приемки-передачи работ. Себестоимость сданных заказчику строительно - монтажных работ списывается в дебет счета 46 "Реализация продукции (работ, услуг)". Для целей налогообложения себестоимость сданных заказчику строительно - монтажных работ умножается на коэффициент, полученный как отношение оплаченных строительно - монтажных работ к их общему объему (стоимости). Дебетовый остаток по счету 20 "Основное производство" на конец месяца показывает стоимость незавершенного строительства - строительно - монтажных работ, не сданных заказчику.

п.2.4.26. В целях равномерного включения предстоящих расходов в себестоимость строительных работ отчетного периода создать на счете 89 "Резервы предстоящих расходов и платежей" за счет отчислений, включаемых равномерно в себестоимость строительных работ резерва на покрытие предвиденных потерь, используемого на гарантийный ремонт введенных в эксплуатацию строительных объектов (сданных работ) заказчиком. Средства резерва остаются на балансе до истечения срока гарантии по конкретным объектам. По истечении установленных договорами сроков неизрасходованные суммы присоединяются к финансовому результату соответствующего года. Сумма резерва устанавливается в размере 10 % от стоимости выполненных строительно-монтажных работ и начисляется ежемесячно.

п.2.4.27. Прибыль (убыток) от сдачи заказчику объектов, выполненных строительных и других работ, предусмотренных договором на строительство, определяется как разница между выручкой от реализации указанных работ и услуг, выполненных собственными силами, по ценам, установленным в договоре, без налога на добавленную стоимость и других вычетов, предусмотренных законодательством, и затратами на их производство и сдачу.

п.2.4.28. Хозяйственные операции, связанные со строительством сетей сельской телефонной связи отражать в бухгалтерском учете следующими записями по счетам:

в отделе бухгалтерского учета Генеральной дирекции:

Дт 10 / Кт 60 - на стоимость материалов, полученных на строительство сетей сельской телефонной связи (согласно первичным документам поставщика, завизированным заместителем генерального директора по капитальному строительству);
Дт 19 / Кт 60 - на сумму НДС;
Дт 79 / Кт 10 - на стоимость материалов, переданных филиалам для передачи их субподрядчику (на основании счетов-фактур и авизо Генеральной дирекции);
Дт 79 / 19 - на сумму НДС;

в бухгалтерии филиалов:

Дт 10 / Кт 79 - на сумму материалов, полученных от генеральной дирекции для передачи их субподрядчикам (согласно распоряжению Генеральной дирекции, счету-фактуре и авизо);
Дт 19 / Кт 79 - на сумму НДС;
Дт 10 / Кт 10 - по соответствующим субсчетам на стоимость материалов, переданных

подрядчику;
Дт 79 / Кт 10 - на стоимость материалов, израсходованных субподрядчиком согласно "Отчету о фактическом расходе давальческих материалов в строительстве", проверенному отделом ОКСа (с визой заместителя генерального директора по капитальному строительству) и полученному филиалом по факсу от ОКСа Генеральной дирекции;
Дт 79 / Кт 19 - на сумму НДС, относящегося к израсходованным материалам;
Дт 79 / Кт 60 - на стоимость транспортных услуг по доставке строительных материалов согласно счетам - фактурам поставщиков;
Дт 79 / Кт 23 - на стоимость транспортных услуг, оказанных филиалом для строительства сельской связи (по форме согласно приложению №2, приложенному к авизо);

В случаях, если филиал осуществлял строительно-монтажные работы хозяйственным способом по распоряжению Генеральной дирекции, то такие расходы передаются в бухгалтерию Генеральной дирекции согласно авизо с подтверждающими документами не позже третьего числа месяца, следующего за месяцем, в котором свершилась операция.

в отделе бухгалтерского учета Генеральной дирекции:

Дт 20 / Кт 79 - на стоимость материалов, израсходованных субподрядчиком согласно "Отчету о фактическом расходе давальческих материалов в строительстве", проверенному отделом ОКСа (с визой заместителя генерального директора по капитальному строительству); на стоимость транспортных услуг по доставке строительных материалов согласно счетам - фактурам от поставщиков;
Дт 20 / Кт 60 - на стоимость работ и услуг, выполненных субподрядчиком согласно справкам о стоимости выполненных работ, услуг и других аналогичных работ и услуг;
Дт 20 / Кт 26 и др.- часть общехозяйственных расходов и другие аналогичные расходы;
Дт 19 / Кт 79 - на сумму НДС, относящегося к израсходованным материалам, выполненным работам и оказанным услугам;
Дт 68 / Кт 19 - на сумму НДС, относящегося к израсходованным материалам и предъявленного к возмещению из бюджета;
Дт 62 / Кт 46 - на сумму выполненных строительных работ, сданных заказчику согласно актам приемки-передачи, подписанным заказчиками;
Дт 46 / Кт 68 - на сумму НДС;
Дт 46 / Кт 20 - на сумму фактической себестоимости завершенного строительства согласно подписанным заказчиками актам приемки-передачи работ;
Дт 46 (80) / Кт 80 (46) - определение финансового результата от реализации строительных работ.

2.5. Нераспределенная прибыль.
Формирование фондов Общества.
2.5.1. Для обеспечения обязательств Общества, его производственного и социального развития за счет прибыли, остающейся в распоряжении Общества, а также в соответствии со статьей 23 Устава формируются фонды специального назначения в следующих размерах:
· резервный фонд Общества -- создается в размере двадцати пяти (25) процентов от уставного капитала Общества и предназначается для покрытия его убытков, а также погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств. Резервный фонд Общества не может быть использован для иных целей;
· фонд директора -- образуется в размере одного (1) процента от чистой прибыли Общества и предназначен для премирования работников Общества и других поощрительных целей;
· специализированный фонд акционирования Общества -- формируется в размере до

десяти (10) процентов чистой прибыли и расходуется исключительно на приобретение акций Общества, продаваемых акционерами, для последующего размещения их среди работников Общества;

· фонд накопления Общества -- образуется за счет чистой прибыли по утвержденному Правлением Общества проценту от доходов основной деятельности Общества;

· фонд потребления Общества -- образуется по утвержденному Правлением Общества проценту от чистой прибыли филиалов Общества.

2.5.2. Прибыль, остающаяся в распоряжении филиалов не резервируется, и никакие специальные фонды, связанные с созданием нового имущества и финансового обеспечения капитальных вложений социальной сферы, филиалами не образуются. Порядок расходования средств нераспределенной прибыли филиалов ежеквартально определяется решениями Правления Общества. Прибыль, остающаяся в распоряжении филиалов может использоваться только с разрешения директоров филиалов.

2.5.3. Дивиденды акционерам начисляются и выплачиваются из нераспределенной прибыли Общества в соответствии с решениями общего собрания акционеров Общества, в размере, не превышающем рекомендованного Советом директоров Общества.

2.5.4. Нераспределенная прибыль прошлых лет присоединяется к нераспределенной прибыли отчетного года и направляется на выплату дивидендов по решению общего собрания акционеров.

2.6. Расчеты с филиалами. Расчеты за услуги связи с другими операторами ТФОП.

2.6.1. Взаиморасчеты с филиалами (структурными подразделениями) Общества отражаются по счету 79 "Внутрихозяйственные расчеты". Основными аналитическими данными по этому счету являются расчеты по выделенному имуществу, по текущим операциям с необходимой детализацией. Исходя из действующей системы ведения управленческого учета, а также для достоверного отражения хозяйственной деятельности допускается применение иных счетов расчетов. Учет расчетов с зависимыми (дочерними) компаниями отражаются по счету 78 " Расчеты с дочерними (зависимыми) обществами". Допускается участие филиалов (структурных подразделений) Общества во взаиморасчетах с дочерними (зависимыми) компаниями.

2.6.2. Начисление филиалами дебиторской задолженности (выставление счетов) за оказанные услуги связи осуществляется ежемесячно.

2.6.3. Закрытие филиалами (структурными подразделениями) Общества отчетного периода (месяца) осуществляется одновременно не позднее 12 числа месяца, следующего за отчетным месяцем.

2.6.4. Отражение в бухгалтерском учете доходов, причитающихся к получению с виновника филиалами Общества, при повреждении линий связи всех уровней осуществляется по счету 80 "Прибыли и убытки". В случаях, когда виновник не установлен или в результате стихийных бедствий убытки, в сумме фактических затрат на восстановление повреждений также относятся на счет 80 "Прибыли и убытки".

2.6.5. В соответствии с п. 5.12. Положения "О порядке организационно-технического взаимодействия операторов телефонных сетей связи общего пользования на территории Российской Федерации", утвержденного решением Государственной комиссии по электросвязи при Минсвязи России от 28.06.96 г. №153, служебная электросвязь, предоставляемая операторами в соответствии с нормативно-техническими документами, утвержденными Минсвязи России, предоставляется бесплатно и не учитывается при взаиморасчетах.

2.6.6. Исходя из специфики взаиморасчетов между операторами телефонных сетей связи общего пользования и в соответствии с заключаемыми договорами:

на предоставление (получение) в аренду каналов связи;

на пропуск междугородного, международного входящего, исходящего и транзитного

трафика;

на оплату за соединительные линии (точки коммутации) филиалам Общества формировать себестоимость услуг на основании счетов-фактур за фактически оказанные услуги, выставляемых в централизованном порядке.

2.6.7. Отражение в бухгалтерском учете договоров, заключаемых с юридическими лицами на оказание услуг связи, расчеты по которым производятся по тарифам в соответствии с прейскурантом № 125/1 (введен в действие с 01 мая 1999 г.) осуществляется филиалами Общества по методике, указанной в распоряжении № 482 от 23.11.99 г. "О централизованном учете услуг связи".

2.6.8. Учет расчетов филиалов Общества по договорам, связанным с оказанием услуг сотовой связи осуществляется методики учета и общих правил отражения в учете договоров аренды, поручения и технического взаимодействия операторов сети связи общего пользования.

2.7. Учет прочих обязательств и активов.

2.7.1. По полученным займам и кредитам задолженность показывается с учетом причитающихся на конец отчетного периода к уплате процентов, согласно договорам займа.

2.7.2. Проценты по кредитам, полученным на приобретение основных средств, начисленные и уплаченные до ввода в эксплуатацию основных средств относятся на счет "Капитальные вложения".

2.7.2. Товары, приобретенные филиалами, отражаются в учете по цене приобретения с учетом затрат на транспортировку, хранение и пр.

2.8. Техника учета и внутренний контроль.
Отчетность филиалов.

2.8.1. Бухгалтерский учет в филиалах иных структурных подразделениях ведется по журнально-ордерной форме учета (при ручной организации обработки документов) или таблично автоматизированной форме учета при использовании персональных компьютеров для обработки документов. Оба метода должны обеспечивать группировку объектов, аналитику учета и формирование отчетности в соответствии с учетной политикой Общества.

2.8.2. При таблично автоматизированной форме учета филиалами Общества должно использоваться единое, согласованное с главным бухгалтером Общества программное обеспечение всех учетных процессов. Требования главного бухгалтера по форме ведения учета, методике отражения в учете отдельных операций являются обязательными для всех филиалов и иных структурных подразделений Общества. Замена, модернизация программного обеспечения бухгалтерских служб филиалов в обязательном порядке должна быть согласована с главным бухгалтером Общества.

2.8.3. В целях обеспечения достоверности бухгалтерского учета и контроля сохранности имущества все подразделения Общества проводят инвентаризации активов и пассивов. Инвентаризация проводится в обязательном порядке перед составлением годового бухгалтерского отчета, в случае смены материально-ответственных лиц (на день приемки, передачи дел), при установлении фактов краж, хищений или злоупотреблений, а также других чрезвычайных ситуаций, вызванных экстремальными условиями, при ликвидации или реорганизации Общества, в ряде других аналогичных случаев.

2.8.4. Перед составлением годового бухгалтерского отчета инвентаризация проводится в следующие сроки:

· основных средств и нематериальных активов -- с 1 октября отчетного года;
· зданий, сооружений и других неподвижных объектов основных средств -- один раз в 2-3 года;
· капитальных вложений -- с 1 декабря отчетного года;
· сырья и прочих материальных ценностей, незавершенного производства, готовой

продукции на складах -- с 1 октября отчетного года;
· расчетов с банками -- на 1 января, года следующего за отчетным годом;
· при получении последней в отчетном году выписки банка -- на 1 января, года следующего за отчетным годом;
· по переданным в банк на инкассо расчетным документам -- на 1 января, года следующего за отчетным годом;
· денежных средств, ценных бумаг и денежных документов -- на 1 января года, следующего за отчетным годом;
· расчетов по налогам и налоговым платежам, а также расчетов с дебиторами и кредиторами -- на 1 января года, следующего за отчетным годом.

2.8.5. Ежеквартальная (годовая) отчетность филиалов Общества перед генеральной дирекцией осуществляется в сроки, устанавливаемые главным бухгалтером Общества отдельно на каждый квартал (год). Объем и форма представления информации определяется также соответствующим распоряжением главного бухгалтера Общества. Основу ежеквартальной (годовой) отчетности составляют формы бухгалтерской отчетности филиала, предоставляемые в государственную налоговую службу, а также специальные расшифровки и необходимые пояснения данных. Кроме основных составляющих форм и расшифровок ежеквартальной (годовой) отчетности филиалов, для проверки достоверности данных и определения правильности отражения в бухгалтерском учете хозяйственной деятельности филиала, главным бухгалтером Общества может быть затребована любая другая информация, в том числе и первичные учетные и иные документы. Отчетность филиалов в обязательном порядке должна быть подписана главным бухгалтером и директором филиала.

2.8.6. В случае обнаружения, в результате ежеквартальной (годовой) проверки отчетности филиалов иных структурных подразделений Общества, фактов несоблюдения учетной политики, наличия некорректных или недостоверных данных, либо данных отраженных не в соответствии с методическими или иными указаниями главного бухгалтера Общества, такая отчетность в обязательном порядке подлежит корректировке главным бухгалтером филиала (структурного подразделения). Причины установленных нарушений в обязательном порядке указываются в объяснительной записке, которая подписывается директором и главным бухгалтером филиала (структурного подразделения).

2.8.7. С целью внутреннего контроля за текущей деятельностью филиалов генеральной дирекцией Общества проводятся регулярные комплексные или тематические проверки с привлечением специалистов любых служб генеральной дирекции Общества. Для получения дополнительной информации о соответствии хозяйственной деятельности филиалов (структурных подразделений) бухгалтерским записям, генеральной дирекцией могут быть использованы данные аудиторских проверок.

2.8.7. Бухгалтерская отчетность Общества (головной организации) и зависимых (дочерних) компаний объединяется в сводную отчетность путем построчного суммирования соответствующих данных по установленным правилам. При составлении сводной бухгалтерской отчетности используется единая учетная политика. Если при составлении сводной бухгалтерской отчетности какой-либо зависимой (дочерней) компанией использована учетная политика, отличная от используемой для составления сводной бухгалтерской отчетности, то до объединения отчетность зависимой (дочерней) компании приводится в соответствие с учетной политикой Общества.

Главный бухгалтер
АО "Хантымансийскокртелеком" В.Г.Бичевой

БУХГАЛТЕРСКИЙ БАЛАНС

		Коды
	Форма № 1 по ОКУД	0710001
на **30 сентября 2001 г.**	Дата (год, месяц, число)	
Организация: **Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе**	по ОКПО	01160438
Идентификационный номер налогоплательщика	ИНН	8601001998
Вид деятельности: **Связь**	по ОКДП	нет
Организационно-правовая форма / форма собственности: **Открытое акционерное общество/смешанная Российская собственность с долей собственности субъектов Российской Федерации**	по ОКОПФ/ОКФС	47/42
Единица измерения: **тыс. руб.**	по ОКЕИ	

АКТИВ	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	24 514	26 878
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	12 672	26 785
организационные расходы	112	-	-
деловая репутация организации	113	-	-
Основные средства (01, 02, 03)	120	1 021 415	1 080 312
земельные участки и объекты природопользования	121	1 091	1 373
здания, машины и оборудование	122	710 398	772 915
Незавершенное строительство (07, 08, 16, 61)	130	72 282	118 367
Доходные вложения в материальные ценности (03)	135	-	-
имущество для передачи в лизинг	136	-	-
имущество, предоставляемое по договору проката	137	-	-
Долгосрочные финансовые вложения (06,82)	140	927	927
инвестиции в дочерние общества	141	446	446
инвестиции в зависимые общества	142	-	-
инвестиции в другие организации	143	381	381
займы, предоставленные организациям на срок более 12 месяцев	144	-	-
прочие долгосрочные финансовые вложения	145	100	100
Прочие внеоборотные активы	150	-	-
ИТОГО по разделу I	190	1 119 138	1 226 484

АКТИВ	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	100 782	144 186
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	84 423	110 407
животные на выращивании и откорме (11)	212	-	-
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	6 595	14 800
готовая продукция и товары для перепродажи (16, 40, 41)	214	4 147	5 671
товары отгруженные (45)	215	-	-
расходы будущих периодов (31)	216	5 617	13 308
прочие запасы и затраты	217	-	-
Налог на добавленную стоимость по приобретенным ценностям (19)	220	33 682	30 524
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	4 588	5 521
покупатели и заказчики (62, 76, 82)	231	-	-
векселя к получению (62)	232	-	-
задолженность дочерних и зависимых обществ (78)	233	-	-
авансы выданные (61)	234	-	-
прочие дебиторы	235	4 588	5 521
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	204 975	290 872
покупатели и заказчики (62, 76, 82)	241	115 373	140 940
векселя к получению (62)	242	-	-
задолженность дочерних и зависимых обществ (78)	243	12 953	-
задолженность участников (учредителей) по взносам в уставный капитал (75)	244	-	-
авансы выданные (61)	245	38 617	21 782
прочие дебиторы	246	38 032	128 150
Краткосрочные финансовые вложения (56,58,82)	250	-	-
займы, предоставленные организациям на срок менее 12 месяцев	251	-	-
собственные акции, выкупленные у акционеров	252	-	-
прочие краткосрочные финансовые вложения	253	-	-
Денежные средства	260	76 306	106 555
касса (50)	261	1 231	1 411
расчетные счета (51)	262	47 852	32 394
валютные счета (52)	263	1 581	1 665
прочие денежные средства (55, 56, 57)	264	25 642	71 085
Прочие оборотные активы	270	-	-
ИТОГО по разделу II	290	420 333	577 658
БАЛАНС (сумма строк 190 + 290)	300	1 539 471	1 804 142

ПАССИВ	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	348 654	348 654
Добавочный капитал (87)	420	128 814	128 814
Резервный капитал (86)	430	30 617	30 617
резервы, образованные в соответствии с законодательством	431	30 617	30 617
резервы, образованные в соответствии с учредительными документами	432	-	-
Фонд социальной сферы (88)	440	10 546	10 546
Целевые финансирование и поступления (96)	450	-	-
Нераспределенная прибыль прошлых лет (88)	460	143 202	143 202
Непокрытый убыток прошлых лет (88)	465	-	-
Нераспределенная прибыль отчетного года(88)	470	-	206 031
Непокрытый убыток отчетного года (88)	475	-	-
ИТОГО по разделу III	490	661 833	867 864
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95)	510	72 269	57 014
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	72 269	57 014
Прочие долгосрочные обязательства	520	555 118	531 778
ИТОГО по разделу IV	590	627 387	588 792
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90, 94)	610	6 912	6 112
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	-	-
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	6 912	6 112
Кредиторская задолженность	620	209 079	324 285
поставщики и подрядчики (60, 76)	621	50 750	75 280
векселя к уплате (60)	622	-	-
задолженность перед дочерними и зависимыми обществами (78)	623	18 316	18 914
задолженность перед персоналом организации (70)	624	25 077	34 370
задолженность перед государственными внебюджетными фондами (69)	625	6 970	5 412
задолженность перед бюджетом (68)	626	27 422	49 810
авансы полученные (64)	627	57 492	46 115
прочие кредиторы	628	23 052	94 384
Задолженность участникам (учредителям) по выплате доходов (75)	630	33 317	16 555
Доходы будущих периодов (83)	640	943	534
Резервы предстоящих расходов (89)	650	-	-
Прочие краткосрочные обязательства	660	-	-
ИТОГО по разделу V	690	250 251	347 486
БАЛАНС (сумма строк 490 + 590 + 690)	700	1 539 471	1 804 142

СПРАВКА
О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства (001)	910	204 756	230 029
в том числе по лизингу	911	-	25 273
Товарно - материальные ценности, принятые на ответственное хранение (002)	920	100	-
Товары, принятые на комиссию (004)	930	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	5 164	7 826
Обеспечения обязательств и платежей полученные (008)	950	-	-
Обеспечения обязательств и платежей выданные (008)	960	-	-
Износ жилищного фонда (014)	970	358	558
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	980	-	-

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

		Коды
	Форма № 2 по ОКУД	0710002
на **30 сентября 2001 г.**	Дата (год, месяц, число)	
Организация: **Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе**	по ОКПО	01160438
Идентификационный номер налогоплательщика	ИНН	8601001998
Вид деятельности: **Связь**	по ОКДП	нет
Организационно-правовая форма / форма собственности: **Открытое акционерное общество/смешанная Российская собственность с долей собственности субъектов Российской Федерации**	по ОКОПФ/ОКФС	47/42
Единица измерения: **тыс. руб.**	по ОКЕИ	

по отгрузке

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом) налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	10	1 677 248	1 127 530
в том числе от продажи: услуг связи	11	1 417 214	1 009 697
Себестоимость проданных товаров, продукции, работ, услуг	20	-1 260 543	-872 082
в том числе от проданных: услуг связи	21	1 184 958	832 328
Валовая прибыль	29	416 705	255 448
Коммерческие расходы	30	-	-
Управленческие расходы	40	-	-
Прибыль (убыток) от продаж (строки (010 - 020 - 030 - 040))	50	416 705	255 448
II. Операционные доходы и расходы			
Проценты к получению	60	1 343	27
Проценты к уплате	70	-322	-
Доходы от участия в других организациях	80	2	160
Прочие операционные доходы	90	5 642	10 210
Прочие операционные расходы	100	-34 029	-47 137
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	21 115	29 527
Внереализационные расходы	130	-95 660	-76 969
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	314 796	171 265
Налог на прибыль и иные аналогичные обязательные платежи	150	108 765	-31 785
Прибыль (убыток) от обычной деятельности	160	206 031	139 480
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	-	-
Чрезвычайные расходы	180	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190	206 031	139 480

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

	Коды
Форма № 2 по ОКУД	0710002
на **30 сентября 2001 г.** Дата (год, месяц, число)	
Организация: **Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе** по ОКПО	01160438
Идентификационный номер налогоплательщика ИНН	8601001998
Вид деятельности: **Связь** по ОКДП	нет
Организационно-правовая форма / форма собственности: **Открытое акционерное общество/смешанная Российская собственность с долей собственности субъектов Российской Федерации** по ОКОПФ/ОКФС	47/42
Единица измерения: **тыс. руб.** по ОКЕИ	

по отгрузке

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом) налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	10	1 677 248	1 127 530
в том числе от продажи: услуг связи	11	1 417 214	1 009 697
Себестоимость проданных товаров, продукции, работ, услуг	20	-1 260 543	-872 082
в том числе от проданных: услуг связи	21	1 184 958	832 328
Валовая прибыль	29	416 705	255 448
Коммерческие расходы	30	-	-
Управленческие расходы	40	-	-
Прибыль (убыток) от продаж (строки (010 - 020 - 030 - 040))	50	416 705	255 448
II. Операционные доходы и расходы			
Проценты к получению	60	1 343	27
Проценты к уплате	70	-322	-
Доходы от участия в других организациях	80	2	160
Прочие операционные доходы	90	5 642	10 210
Прочие операционные расходы	100	-34 029	-47 137
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	21 115	29 527
Внереализационные расходы	130	-95 660	-76 969
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	314 796	171 265
Налог на прибыль и иные аналогичные обязательные платежи	150	108 765	-31 785
Прибыль (убыток) от обычной деятельности	160	206 031	139 480
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	-	-
Чрезвычайные расходы	180	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190	206 031	139 480



Открытое акционерное общество по электросвязи и телекоммуникациям в Ханты-Мансийском автономном округе
АО Хантымансийскокртелеком

Пресс-служба

628011, г. Ханты-Мансийск, 11, а/я 26
Тел.: (34671) 91210. Факс: 30404
E-mail: info@okrtelecom.wsnet.ru

Пресс-релиз

26.09.01

«Хантымансийскокртелеком» наградили в Нью-Йорке

В 12-й раз АО «Хантымансийскокртелеком» становится обладателем международной награды за высокое качество предоставляемых услуг, вклад в национальную и интеграцию в мировую экономику и грамотную политику руководства. На счету компании награды всемирно известных общественных организаций, аккредитованных в Израиле, Испании, Бельгии и Франции.

Новый трофей «Quality Summit Award», полученный на XV Международной Конвенции Quality Summit в Нью-Йорке, еще раз подтвердил высокую оценку деятельности акционерного общества на уровне мировых стандартов. По словам президента Business Initiative Directions Хосе Е. Прието, организатора Конвенции, «награждаемые компании – это символ стремления к лидерству, высоким технологиям и инновациям, пример для других предприятий в своей отрасли». Ежегодно список компаний, удостоившихся наград Quality Summit, пополняется новыми именами лидеров мирового бизнеса. В Церемонии награждения этого года приняли участие предприниматели 57 стран мира и представители дипломатических корпусов, аккредитованные в Нью-Йорке. Среди российских призеров следует назвать такие известные нефтяные предприятия как «Славнефть» и «Калмнефть», получившие награды XV Международной Конвенции.

АО «Хантымансийскокртелеком» постоянно работает над качеством предоставляемых услуг связи, используя самые современные технологии, которые обслуживаются высококвалифицированным персоналом. И результаты деятельности предприятия выражаются не только в экономических показателях и рейтингах, но и в благодарных отзывах абонентов, для которых собственно и работает четырехтысячный коллектив акционерного общества.

Екатерина Савина,
Редактор пресс-службы АО

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АО «Хантымансийск-окртелеком»



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